2024

NYSE **SAND** TSX **SSL**

Annual Report

SANDSTORM
GOLD ROYALTIES

NYSE: SAND TSX: SSL ANNUAL REPORT 2024
NYSE: SAND TSX: SSL ANNUAL REPORT 202

Corporate & Shareholder Information Stock Exchange Listings Toronto Stock Exchange TSX: SSL New York Stock Exchange NYSE: SAND Transfer Agent Computershare Investor Services 2nd Floor, 510 Burrard Street Vancouver, British Columbia V6C 3B9 604 661 9400 Corporate Secretary Christine Gregory Auditors PricewaterhouseCoopers LLP PricewaterhouseCoopers Place Suite 1400, 250 Howe Street Vancouver, British Columbia V6C 3S7 604 806 7000 604 806 7806 Board of Directors Andrew T. Swarthout David Awram David E. De Witt Elif Lévesque John P. A. Budreski Mary L. Little Nolan Watson Vera Kobalia Corporate Offices Vancouver Head Office Suite 3200, 733 Seymour Street Vancouver, British Columbia V6B 0S6 604 689 0234 604 689 7317 info@sandstormgold.com www.sandstormgold.com Toronto Office Suite 503, 36 Lombard Street Toronto, Ontario M5C 2X3

Company Profile Shareholder Message IV Management Team XII Board of Directors XIII Management's Discussion & Analysis Company Highlights 02 Overview and Outlook 04 Key Producing Assets 05 Other Producing Assets 09 Development Assets 16 Summary of Annual Results 22 Summary of Quarterly Results 25 Quarterly Commentary 29 Consolidated Financial Statements Financial Position 61 Income (Loss) 62 Comprehensive Income (Loss) 63 Cash Flow 64 Changes in Equity 65 Notes to the Consolidated Financial Statements 66

A Message to Shareholders Nolan Watson President & CEO
In 2024, Sandstorm celebrated 15 years as a company. It is remarkable to reflect on those 15 years and see how far we’ve come. From a shell company in 2009, raising our first round of capital during the worst financial markets in a generation, to the company it is today—one of the big six precious metals royalty companies in the world with a robust growth profile.
This past year marked several meaningful advancements at key development projects that underpin Sandstorm’s production growth, and we anticipate further milestones in the coming months. As we await the maturation of our development portfolio, we’ve continued to focus on strengthening the balance sheet and driving value for shareholders. A combination of non-core asset sales and operational cash flows, supported by rising gold prices, drove our deleveraging efforts in 2024. The Company made $80 million in net debt repayments during the calendar year, and an additional $15 million has been repaid as of the date of this annual report. With gold at all-time highs, we expect debt repayment to accelerate in 2025.

My focus on Sandstorm’s growth is not growth for the sake of growth, rather it is a desire for per share growth.
Sandstorm also recommenced its share buyback program earlier in the year, cancelling approximately 2.0 million shares in 2024, underscoring our belief in the intrinsic value of Sandstorm’s shares and our confidence in the Company’s long-term trajectory. For as long as Sandstorm remains undervalued (and I believe that Sandstorm is the most undervalued royalty company of material size), reducing the Company’s share float will be an accretive and important component driving shareholder returns; and with a strong balance sheet heading into 2025, I plan on increasing the rate of share repurchases materially in the ensuing year. My focus on Sandstorm’s growth is not growth for the sake of growth, rather it is a desire for per share growth. By increasing the rate that we buy back shares and decrease our share count, our future growth in production and cash flow per share will be profound.
$80 Million
in net debt repayments during 2024

2024 Equinox Gold Greenstone 8,000–10,000 oz2025 Ivanhoe Mines Platreef 15,000–20,000 oz2027 Barrick Gold Robertson 3,000–4,000 oz2028 SSR Mining Hod Maden 33,000–39,000 oz2028/2029 AISA Group Gualcamayo Deep Carbonates Project 3,000 oz2029 Glencore MARA 20,000–30,000 oz2030 Rio Tinto Oyu Tolgoi Hugo North Extension Up to 11,000 ozAverage Annual Attributable Production1
1. Greenstone, Platreef, Robertson, and Hugo North Extension production timing based on mine operator public disclosure. Hod Maden, MARA, and Gualcamayo DCP production timelines based on Sandstorm estimates. Hugo North Extension includes production from Lift 1 and Lift 2. Production from Platreef includes Phases 1–3.
In many ways, we are at the beginning of a new era of Sandstorm—one that will be characterized by the most significant growth in the Company’s history. Over the past several years, we have been hard at work diligently assembling the foundational pieces that will form this new chapter. As we begin 2025, these pieces have started to come together, and the future is taking shape.
One of the year’s defining achievements was the commencement of production at the Greenstone gold mine in Ontario, and its first gold deliveries to Sandstorm. Following the mine’s first gold pour in May, Equinox Gold announced commercial production at Greenstone in November. Greenstone will be one of Canada’s largest open-pit gold mines and is targeting average annual production of 390,000 ounces of gold per year for the first five years once fully ramped up. Sandstorm’s gold stream on Greenstone was purchased in 2022 as part of the Nomad Royalty Company acquisition and, along with the Platreef gold stream, Greenstone was one of the flagship development assets in Nomad’s portfolio. The stream is expected to deliver between 8,000–10,000 ounces of gold to Sandstorm annually over the initial 15 year mine life. Over the long-term, our extensive area of interest on the property covers any pit expansion and/or underground mine development, and we are looking forward to seeing Greenstone’s growth potential unfold over the coming years.

In many ways, we are at the beginning of a new era of Sandstorm—one that will be characterized by the most significant growth in the Company’s history.
$260M
Expected portfolio cash flows in 20301
At Platreef, Ivanhoe continues to make significant construction progress. Platreef is a multi-development phase operation that is expected to become the world’s largest PGM mine. In 2024, Ivanhoe completed construction of the Phase 1 concentrator and is accelerating the development of Phase 2 by utilizing Phase 1 infrastructure. The first two phases are targeting production capacity of approximately 400,000 ounces of platinum, palladium, gold and rhodium annually. Under Sandstorm’s gold stream, we expect attributable deliveries of approximately 10,000 ounces of gold per year increasing to an average of 20,000 ounces per year once Phase 3 is in production. Ivanhoe has already commenced construction on Shaft #2, which will be the largest shaft on the African continent and is a crucial piece of infrastructure that will support Phase 3 production. Ivanhoe is expected to begin Phase 1 mining towards the end of 2025, and we expect first gold deliveries to Sandstorm commencing within the next 12 months.
Attributable Gold Equivalent Production2
1. Expected cash flows (USD) from operating activities attributable to the Company’s operating segment excluding changes in working capital. Price assumptions: $2,600/oz gold, $30/oz silver, $4.00/lb copper.
2. Gold equivalent production and other related contractual cash flows. MARA Stream Option subject to conversion decision and contractual payment.

Ivanhoe has already commenced construction on Shaft #2, which will be the largest shaft on the African continent and is a crucial piece of infrastructure that will support Phase 3 production.
Platreef Shaft #2 headframe under construction.Platreef, South Africa.

+$7M Gualcamayo DCP will increase attributable cash flows from Gualcamayo by nearly $7 million per year.
While rapidly rising commodity prices have been a tailwind for the mining industry, we are also seeing encouraging advancements in various jurisdictions. Argentina continued to attract significant investment from some of the world’s largest mining companies in 2024. In July, the government of Argentina adopted a new promotional regime for large investments (RIGI), that offers long-term stability relating to tax, customs, and currency exchange. Sandstorm’s royalty portfolio has already realized positive impacts from this program. In November, the operator of the Gualcamayo mine submitted the first mining proposal under RIGI; a $1 billion investment plan that includes the development of the Gualcamayo Deep Carbonates Project (DCP). Gualcamayo has been a smaller producing asset in Sandstorm’s portfolio since 2013, but the development of the DCP will increase attributable cash flows from Gualcamayo by nearly $7 million per year at current commodity prices. Additionally, the royalty entitles Sandstorm to receive a one-time $30 million payment upon commercial production of the DCP. This is another excellent example of the underlying value within Sandstorm’s portfolio.
The Argentine RIGI program is also expected to benefit Glencore’s MARA project, located in the province of Catamarca. I have continued to be encouraged by Glencore’s public comments related to MARA. With the RIGI application deadline set for July 2026, I anticipate more positive news related to MARA’s development over the next 18 months.
Utilizing existing infrastructure at Glencore’s past-producing Alumbrera mine, MARA is a low-capital intensive project and Glencore’s most advanced brownfields copper development asset. The project is poised to become a top 25 copper mine globally, yielding approximately 250,000 tonnes of copper and up to 100,000 ounces of gold annually. Sandstorm holds an exclusive option to convert its royalty into a 20% gold stream, unlocking up to $1.6 billion in life-of-mine cash flow at current gold prices. Having pre-negotiated this gold stream nearly 10 years ago using a gold price of $1,400 per ounce, the MARA gold stream will no doubt be one of Sandstorm’s most accretive deals once exercised.

At Hod Maden—another one of Sandstorm’s cornerstone assets—development continues to progress. After a temporary pause at the beginning of 2024, SSR Mining continued site preparation activities through the remaining part of the year, investing approximately $42 million in 2024. We continue to forecast first production from Hod Maden in 2028, assuming the continued advancement of early-works and critical path initiatives ahead of a formal investment decision, and we look forward to more detailed information from SSR Mining this year.
Another project I’m particularly excited about is the Hugo North Extension at Rio Tinto’s Oyu Tolgoi copper mine. Entrée Resources provided several positive updates related to their joint venture on the Hugo North Extension. Following the commencement of underground development work at Lift 1 Panel 1 on the JV property, Entrée released results from a 2023 drilling program. The intercepts reconfirmed the impressive high-grade nature of the Hugo North deposit, but perhaps more importantly, they highlighted that the deposit remains open at depth where it dips to the northwest with an increasing proportion located on the Entrée/Oyu Tolgoi JV ground. Before ending the year, Entrée also announced the successful conclusion to the arbitration proceedings with its JV partner, Oyu Tolgoi LLC, providing better clarity on the formalization of the JV agreement. Long time Sandstorm shareholders may recall that I have been adamant about the potential at Oyu Tolgoi since Sandstorm first acquired our stream on Hugo North over a decade ago. With development progressing, I am more confident than ever in this incredible copper mine and the long-term value of Sandstorm’s stream.
+100% Increase in production within in the next five years.

The assets I mentioned comprise only a portion of Sandstorm’s industry-leading royalty portfolio. A portfolio that is positioned to double its production by 2030, with annual output exceeding 150,000 gold equivalent ounces. This growth is already built-in and underpinned by some of the world’s best mines, operated by some of the world’s best mining companies. As this new era materializes and the portfolio matures, I am confident in our ability to deliver exceptional returns for our shareholders.
Whether you are new to the Sandstorm story, or you are a long-term shareholder, I want to thank you for being a part of what I consider one of the best and most exciting growth companies in the industry. It is a great time to be a Sandstorm shareholder, and we are looking forward to entering this new chapter alongside you.
Nolan Watson

Management Team Nolan Watson FCPA, FCA, CFA President & CEO David Awram B.Sc, Geologist Senior Executive VP Erfan Kazemi CPA, CA, CFA CFO Tom Bruington P.E., M.Sc. Executive VP, Project Evaluation Ian Grundy CPA, CA, CFA Executive VP, Corporate Development Ron Ho CPA, CA, CFA Senior VP, Finance Imola Götz M.Sc., P.Eng., QP VP, Mining & Engineering Keith Laskowski Mining Geologist, MSc VP, Geology Livia Danila CPA, CA VP, Corporate Controller Sarah Ford CPA, CA, CFA VP, Financial Planning & Analysis

Company Profile

Board of Directors

David E. De Witt
CHAIRMAN

John P. A. Budreski
DIRECTOR

Vera Kobalia
DIRECTOR

Elif Lévesque
DIRECTOR

Mary L. Little
DIRECTOR

Andrew T. Swarthout
DIRECTOR

Nolan Watson
DIRECTOR

David Awram
DIRECTOR

Q4 2024 XIII

Board of Directors David E. De Witt Chairman John P. A. Budreski Director Vera Kobalia Elif Lévesque Mary L. Little Andrew T. Swarthout Nolan Watson David Awram

Management’s Discussion
and Analysis
For The Year Ended December 31, 2024

This management’s discussion and analysis (“MD&A”) for Sandstorm Gold Ltd. and its subsidiary entities (collectively “Sandstorm”, “Sandstorm Gold” or the “Company”) should be read in conjunction with the audited consolidated financial statements of Sandstorm for the year ended December 31, 2024 and related notes thereto which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards” or "IFRS"). The information contained within this MD&A is current to February 18, 2025 and all figures are stated in U.S. dollars unless otherwise noted.

Sandstorm Gold Ltd.	1	2024 Annual Report

Management's Discussion & Analysis
Company Highlights
OPERATING RESULTS
Strong commodity prices drive another year of robust financial results
•Revenue for the three months and year ended December 31, 2024 was $47.4 million and $176.3 million, respectively, compared with $44.5 million and $179.6 million for the comparable periods in 2023.
•Attributable Gold Equivalent ounces1 (as defined hereinafter), for the three months and year ended December 31, 2024 were 17,721 ounces and 72,810 ounces, respectively, compared with 23,250 ounces and 97,245 ounces for the comparable periods in 2023.
•Total Sales, Royalties and Income from other interests1 (as defined hereinafter) for the three months and year ended December 31, 2024 was $47.4 million and $176.3 million, respectively, compared with $46.3 million and $191.4 million for the comparable periods in 2023.
•Net income for the three months and year ended December 31, 2024 was $3.1 million and $15.5 million, respectively, compared with $24.5 and $42.7 million, respectively, for the three months and year ended December 31, 2023.
•Cash flows from operating activities, excluding changes in non-cash working capital1, for the three months and year ended December 31, 2024 were $36.8 million and $139.0 million, respectively, compared with $36.5 million and $151.1 million for the comparable periods in 2023.
•Cost of sales, excluding depletion, for the three months and year ended December 31, 2024 was $4.3 million and $20.0 million, respectively, compared with $4.9 million and $21.7 million for the comparable periods in 2023.
•Average cash costs1 for the three months and year ended December 31, 2024 of $244 and $275 per Attributable Gold Equivalent ounce1, respectively, compared with $211 and $223 per Attributable Gold Equivalent ounce1 for the comparable periods in 2023.
•Cash operating margins1 for the three months and year ended December 31, 2024 were $2,396 and $2,097 per Attributable Gold Equivalent ounce1 compared with $1,737 and $1,706 per Attributable Gold Equivalent ounce1 for the comparable periods in 2023. Cash operating margins for the current three-month and annual periods represent a record for the Company.

1.Refer to section on non-IFRS and other measures of this MD&A.
GREENSTONE COMMENCES COMMERCIAL PRODUCTION
Commercial production and initial deliveries from the Greenstone Gold Stream
•On November 6, 2024, Equinox Gold Corp. announced it had achieved commercial production at its 100% owned Greenstone gold mine, following its first gold pour in May 2024. Sandstorm holds a gold stream on the Greenstone mine, entitling the Company to purchase 2.375% of the gold produced until 120,333 ounces have been delivered, and 1.583% of the gold produced thereafter.

Sandstorm Gold Ltd.	2	2024 Annual Report

Management's Discussion & Analysis
SIGNIFICANT DEBT REDUCTION
Sandstorm reduces debt balance and renews credit facility with lower interest rates
•Throughout 2024, Sandstorm remained focused on deleveraging, making net debt repayments of $80 million during the year, with an additional $15 million repaid subsequent to year-end.
•In December 2024, Sandstorm renewed its revolving credit facility, allowing the Company to borrow up to $625 million for a four year term. The amended facility includes revised interest rates above SOFR which represent a 75-basis point reduction at the upper end and a reduction of 12.5 basis points at the lower end when compared to the previous credit agreement.
SHARE PURCHASE PROGRAM AND DIVIDENDS
With near record commodity prices, Sandstorm initiates its first ever automatic share purchase program
•With the recent increase in commodity prices and the success in de-levering, in December 2024, the Company established an Automatic Share Purchase Plan to facilitate the repurchase of its issued and outstanding common shares under its normal course issuer bid. The plan allows for the purchase of up to 10 million common shares during periods when the Company would otherwise be restricted from making purchases due to regulatory constraints or self-imposed blackout periods.
•During the year ended December 31, 2024 and under the Company’s normal course issuer bid, the Company purchased and cancelled approximately 2.0 million common shares for total consideration of $10.9 million. Subsequent to year end, the Company purchased and cancelled an additional 266,000 common shares for consideration of approximately $1.5 million.
•In December 2024, the Company declared a dividend of CAD0.02 per share, which was paid on January 31, 2025.
OTHER
•In January 2024, Sandstorm closed its previously announced transaction to amend its existing gold and silver Stream agreements with Bear Creek and to refinance certain other debt investments in Bear Creek that it holds. In exchange for the Stream amendments, Sandstorm received a 1.0% NSR on Bear Creek’s wholly owned Corani project in Peru, one of the world’s largest fully permitted silver deposits, and additional consideration in the form of a combination of Bear Creek common shares and debt.

Sandstorm Gold Ltd.	3	2024 Annual Report

Management's Discussion & Analysis
Overview
Sandstorm is a growth-focused company that seeks to acquire royalties and gold and other metals purchase agreements (“Gold Streams” or “Streams”) from companies that have advanced stage development projects or operating mines. In return for making upfront payments to acquire a Stream, Sandstorm receives the right to purchase, at a fixed price per ounce or at a fixed percentage of the spot price, a percentage of a mine’s gold, silver, or other commodity (“Gold Equivalent” as further defined herein)1 production for the life of the mine. Sandstorm partners with other companies in the resource industry to grow their businesses, while acquiring attractive assets in the process. The Company is focused on acquiring Streams and royalties from mines with low production costs, significant exploration potential and strong management teams. The Company currently has 231 Streams and royalties, of which 41 of the underlying mines are producing.
1.Refer to section on non-IFRS and other measures of this MD&A.
Outlook1
Based on the Company’s existing Streams and royalties, Attributable Gold Equivalent ounces (individually and collectively referred to as “Attributable Gold Equivalent”)2 are forecasted to be between 65,000 and 80,000 ounces in 2025, which considers a range of commodity price scenarios. With recent advancements within Sandstorm’s development asset portfolio, the Company is increasing its long-term production forecast to be approximately 150,000 attributable gold equivalent ounces in 2030, based on the Company’s existing streams and royalties plus the exercise of the Company’s exclusive gold stream option on the MARA project in Argentina.
1.Statements made in this section contain forward-looking information. Refer to the forward looking statements section of this MD&A.
2.Refer to section on non-IFRS and other measures of this MD&A.

Sandstorm Gold Ltd.	4	2024 Annual Report

Management's Discussion & Analysis
Key Producing Assets

Antamina Silver Stream and Royalty	HORIZON COPPER CORP.
The Company has a silver Stream and a net profits interest (“NPI” or “Antamina NPI”) on production from the Antamina open-pit copper mine located in the Andes Mountain range of Peru, 270 kilometres north of Lima (“Antamina” or the “Antamina Mine”). The mine is operated by Compañia Minera Antamina S.A., a top-tier operator jointly owned by the subsidiaries of major stakeholders BHP Billiton plc (33.75%), Glencore plc (33.75%), Teck Resources Limited (22.5%) (“Teck”), and Mitsubishi Corporation (10%). The silver Stream and NPI is paid by Horizon Copper Corp. (“Horizon Copper”) which owns a 1.66% NPI on production from Antamina. The silver Stream entitles the Company to receive silver ounces equal to 1.66% of all silver production from the Antamina mine with ongoing payments equal to 2.5% of the silver spot price. The NPI is calculated as one third of Horizon Copper's 1.66% Antamina NPI, after deducting the cost to Horizon Copper of delivering silver ounces under the Antamina silver Stream. Antamina is the world’s third-largest copper mine on a copper equivalent (“CuEq”) basis, producing approximately 560,000 CuEq tonnes per annum. The asset operates in the first cost quartile of copper mines and has been in consistent production since 2001, including a throughput expansion completed in 2012 to the mine’s current operating capacity of 145,000 tonnes per day. In addition to copper, Antamina is also a significant zinc and silver producer.
Antamina contains Mineral Resources that support a multi-decade mine life producing high-grade copper. The mine’s Measured and Indicated Resources, inclusive of Proven and Probable Reserves, totaled 863 million tonnes at 0.87% copper, 0.60% zinc, 11 grams per tonne silver, and 0.02% molybdenum. In addition to the Mineral Resources associated with the open pit mine, Mineral Resources have been associated with a conceptual underground mine. Mineral Reserves totaled 551 million tonnes at 0.92% copper, 0.68% zinc, 12 grams per tonne silver, and 0.02% molybdenum. Both Mineral Reserves and Resources are effective as of December 31, 2024 (cut-off grade unavailable).
In February 2024, Teck reported that the Antamina Mine had received approval of the Modification of Environmental Impact Assessment (the “MEIA”). The MEIA allows for an investment of approximately $2 billion over the next eight years, which will extend operations at Antamina through to 2036. The MEIA extends the permitted pit depth by 150 metres and will allow Antamina to optimize existing mining components within its current operation while also expanding the footprint of the open pit and expansion and optimization of tailings facilities. The MEIA also considers processing capacity of up to 208,000 tonnes per day which would be an approximate 40% increase from current levels. Reserves are expected to be expanded once additional tailings capacity is confirmed. Sandstorm expects that significant Mineral Resource conversion is likely as Antamina completes several Pre-Feasibility level tailings studies which are focused on potential long-term solutions. For more information, visit the Teck website at www.teck.com.

Sandstorm Gold Ltd.	5	2024 Annual Report

Management's Discussion & Analysis

Vale Royalties	VALE S.A.
Sandstorm holds a diverse package of royalties on several of Vale S.A.’s (“Vale”) assets located in Brazil. These royalties provide holders with life of mine net sales royalties on seven producing mines and several exploration properties covering a total area of interest of 15,097 square kilometres (the “Vale Royalties” or the “Vale Royalty Package”). Sandstorm’s attributable portion of the Vale Royalty Package is approximately as follows:
Copper and Gold
•0.03% net sales royalty on the Sossego copper-gold mine; and
•0.06% net sales royalty on copper and gold and a 0.03% net sales royalty on all other minerals from certain assets.
Iron Ore
•0.05% net sales royalty on iron ore sales from the Northern System; and
•0.05% net sales royalty on iron ore sales from a portion of the Southeastern System (subject to certain thresholds described below).
Other
•0.03% of net sales proceeds in the event of an underlying asset sale on certain assets.
Vale is one of the world’s largest low-cost iron mining companies, contributing approximately 13.5% of global iron ore supply. Vale’s iron ore production is in the first quartile of the cost curve and the Northern and Southeastern Systems have reserve weighted mine lives of 30 years.
NORTHERN SYSTEM
The Northern System is comprised of three mining complexes: Serra Sul, Serra Norte, and Serra Leste located in the Carajas District. Vale is currently executing plans to increase the Northern System’s production capacity to a long-term target of 240 Mt per annum, which would be achieved via the approved expansion at Serra Sul and other growth projects. In addition, Vale continues to study a number of additional growth projects at the Pre-Feasibility or Feasibility Study level which could enhance production from Sandstorm’s royalty grounds. Vale recently announced its Novo Carajas Program, a R$70 billion investment to expand its iron ore and copper operations at the Carajas complex.
Mining commenced in 1984 at Serra Norte and, based on current Mineral Reserves, is currently expected to run through the late-2030s. Mining at Serra Leste began in 2014 and is expected to continue into 2049; Serra Sul began production in 2016 and is expected to produce into the late 2050s.

Sandstorm Gold Ltd.	6	2024 Annual Report

Management's Discussion & Analysis
SOUTHEASTERN SYSTEM
The Southeastern System, a portion of which is not covered by the Vale Royalties, is comprised of three mining complexes: Itabira, Minas Centrais, and Mariana located in Minas Gerais. These complexes will start contributing to the Vale Royalties once a cumulative sales threshold of 1.7 billion tonnes of iron ore has been reached, which Vale most recently estimated would occur in 2025. As of June 30, 2024, approximately 1.66 billion tonnes of iron ore have been produced from the Southeastern System royalty grounds.
Vale continues to explore opportunities to extend the life of the Sossego operation and develop additional brownfield copper projects within the Vale Royalty. Vale also continues to explore additional copper development opportunities including an underground mining scenario at Sossego and the development of the Alemao project.

Greenstone Gold Stream	EQUINOX GOLD CORP.
The Company has a Gold Stream on the Greenstone gold mine located in the Geraldton-Beardmore district of western Ontario, Canada (the “Greenstone Mine” or “Greenstone”), owned and operated by Equinox Gold Corp. (“Equinox” or “Equinox Gold”). Under the terms of the Gold Stream, Sandstorm has agreed to purchase 2.375% of the gold produced from the property, until 120,333 ounces of gold have been delivered, then 1.583% thereafter, for an ongoing per ounce cash payment of 20% of the spot price of gold. Additional ongoing payments of $30 per gold ounce will fund mine-level environmental and social programs. In May 2024, Equinox announced that it had completed its previously announced transaction with Orion Mine Finance ("Orion") to acquire the 40% interest of the Greenstone Mine previously held by Orion, consolidating Equinox’s ownership interest to 100%.
On May 23, 2024, Equinox Gold announced the first gold pour at Greenstone. Equinox announced commercial production on November 6, 2024, and remains focused on systematically ramping up both mining rates and plant throughput. Greenstone continues to progress toward design capacity, with a target of achieving annual production rates of 390,000 ounces within the first five years of operation.
In October 2024, a Technical Report with an effective date of June 30, 2024 was released, which outlines production of 5.7 million ounces over an initial 15-year mine life. Longer-term, Equinox continues to evaluate opportunities to extend Greenstone’s mine life, with open-pit and underground inferred resources of more than 3 million ounces. Trade-off studies to evaluate mining of the underground resource down-plunge from the open pit are currently planned for 2025. For more information, see www.equinoxgold.com.

Sandstorm Gold Ltd.	7	2024 Annual Report

Management's Discussion & Analysis

Chapada Copper Stream	LUNDIN MINING CORPORATION
The Company has a copper Stream on Lundin Mining Corporation’s (“Lundin Mining”) open-pit copper-gold Chapada mine located 270 kilometres northwest of Brasília in Goiás State, Brazil (“Chapada” or the “Chapada Mine”). Under the terms of the Chapada copper stream, Sandstorm has agreed to purchase, for ongoing per pound cash payments equal to 30% of the spot price of copper, an amount of copper from the Chapada Mine equal to:
•4.2% of the copper produced (up to an annual maximum of 3.9 million pounds of copper) until the mine has delivered 39 million pounds of copper to Sandstorm; then
•3.0% of the copper produced until, on a cumulative basis, the mine has delivered 50 million pounds of copper to Sandstorm; then
•1.5% of the copper produced thereafter, for the life of the mine.
As of December 31, 2024, a total of 33.2 million pounds of copper had been delivered under the Chapada Copper Stream since its inception.
Chapada has been in production since 2007 and is a relatively low-cost South American copper-gold operation. Ore is treated through a flotation plant with processing capacity of 24 million tonnes (“Mt”) of ore per annum. In October 2019, an updated technical report was filed which outlines production through 2050, which excludes any production from Lundin Mining’s recent Saúva discovery. In 2025 Lundin Mining plans to undertake a 20,000-metre drilling program at Chapada with a goal to grow resources and define higher grade resources that will be incorporated into an updated resource estimate at Saúva. For more information, visit the Lundin Mining website at www.lundinmining.com.

Cerro Moro Silver Stream	PAN AMERICAN SILVER CORP.
The Company has a silver stream on Pan American Silver Corp.’s (“Pan American”) silver-gold Cerro Moro mine, located in Santa Cruz, Argentina (the “Cerro Moro Mine” or “Cerro Moro”). Under the terms of the silver Stream, Sandstorm has agreed to purchase for ongoing per ounce cash payments equal to 30% of the spot price of silver, an amount of silver from Cerro Moro equal to 20% of the silver produced (up to an annual maximum of 1.2 million ounces of silver), until 7.0 million ounces of silver have been delivered to Sandstorm; then 9% of the silver produced thereafter.
As of December 31, 2024, a total of 6.6 million ounces of silver had been delivered under the Yamana Silver Stream since its inception.
The Cerro Moro Mine, which commenced commercial production in 2018, is located approximately 70 kilometres southwest of the coastal port city of Puerto Deseado in the Santa Cruz province of Argentina. Cerro Moro contains several high-grade epithermal gold and silver deposits, some of which will be mined via open-pit and some via underground mining methods.

Sandstorm Gold Ltd.	8	2024 Annual Report

Management's Discussion & Analysis
Other Producing Assets

Houndé Gold Royalty	ENDEAVOUR MINING PLC
The Company has a 2% net smelter returns royalty (“NSR”) based on the production from the Houndé gold mine located in Burkina Faso, West Africa (“Houndé” or the “Houndé Mine”) which is owned and operated by Endeavour Mining plc (“Endeavour”).
The royalty covers the Kari North and Kari South tenements (the “Houndé Tenements”), representing approximately 500 square kilometres of the Houndé property package. Houndé hosts a Proven and Probable Reserve containing 2.6 million ounces of gold within 52.1 million tonnes of ore with an average grade of 1.57 grams per tonne gold. The Measured and Indicated Resources, inclusive of Reserves, contain 3.8 million ounces of gold contained in 73.1 million tonnes of ore with an average grade of 1.63 grams per tonne gold. This Mineral Reserve and Resource estimate, a portion of which is not subject to the Company's royalty, is based on an economic cut-off grade of 0.5 grams per tonne gold, inclusive of reserves, and is effective as of December 31, 2023. See www.endeavourmining.com for more information.
Houndé is an open-pit gold mine with a 3.0 million tonne per year nameplate capacity processing plant using a gravity circuit and a carbon-in-leach plant. Since reaching commercial production, Houndé’s processing plant has been consistently operating at more than 30% above its nameplate capacity.
In 2024, Endeavour embarked on a $10.0 million exploration program which is focused on delineating targets at depth within the Kari Area and Vindaloo Deeps, as well as adding resources at existing deposits. Drilling to date has continued to test the continuity of mineralization at the Vindaloo Deeps target with preliminary results demonstrating the potential for a large, higher-grade underground resource. The Vindaloo deposits and a significant portion of the Kari deposits at Houndé are included within the Company’s royalty grounds.
In 2025, the Company expects production on its royalty grounds to be similar to 2024, with the proportion of production subject to its royalty increasing in the coming years as production shifts away from the Kari Pump deposit towards Sandstorm’s royalty grounds.

Aurizona Gold Royalty	EQUINOX GOLD CORP.
The Company has a 3%–5% sliding scale NSR on the production from Equinox Gold's open-pit Aurizona mine, located in Brazil (“Aurizona” or the “Aurizona Mine”) which achieved commercial production in 2019. At gold prices less than or equal to $1,500 per ounce, the royalty is a 3% NSR. At gold prices between $1,500 and $2,000 per ounce, the royalty is a 4% NSR. At gold prices above $2,000 per ounce, the royalty is a 5% NSR. The royalty is calculated based on sales for the month and the average monthly gold price. In addition, Sandstorm holds a 2% NSR on Equinox Gold’s greenfields exploration ground.

Sandstorm Gold Ltd.	9	2024 Annual Report

Management's Discussion & Analysis
At any time prior to the commencement of commercial production at the greenfields exploration ground, Equinox Gold can purchase one-half of the greenfields NSR for a cash payment of $10 million.
In 2021, Equinox Gold published a Pre-Feasibility Study for an expansion to the Aurizona mine through the development of an underground mine which outlines total production of 1.5 million ounces of gold over an 11-year mine life. The underground mine would operate concurrently with the open pits and would be subject to the Company’s 3%-5% sliding scale NSR. The updated production plan includes estimated Proven and Probable Mineral Reserves of 1.66 million ounces of gold (contained in 32.3 million tonnes at 1.60 grams per tonne gold with a cut-off grade of 0.35–0.47 grams per tonne for open-pit and 1.80 grams per tonne gold for underground) with an expected average annual production of 137,000 ounces. The Pre-Feasibility Study also includes an updated Mineral Resource estimate whereby the total Measured and Indicated Resources (exclusive of Reserves) increased to an estimated 868,000 ounces contained in 18.1 million tonnes at 1.49 grams per tonne gold (cut-off grade of 0.30 grams per tonne for open-pit and 1.00 grams per tonne for underground Mineral Resources). For more information refer to www.equinoxgold.com.
On April 8, 2024, Equinox Gold reported a displacement of material in two areas in the south wall of the Piaba pit at the Aurizona mine, caused by persistent heavy rains in Maranhão, Brazil. As a result, mining at the Piaba pit was paused while Equinox Gold established a remediation plan and confirmed the safety of the pit. To mitigate the potential impact on planned 2024 production, Equinox accelerated mining of the Tatajuba open pit at Aurizona, which is also subject to the Company's royalty. In the fourth quarter of 2024, Equinox announced that it had restarted mining in the Piaba pit and that its assessment of the Piaba pit and surrounding infrastructure confirmed that the geotechnical event would not materially impact the long-term economic performance of the Aurizona mine.

Caserones Royalty	LUNDIN MINING CORPORATION
The Company holds an effective 0.63% NSR (at copper prices above $1.25 per pound) on the production from the Caserones open-pit mine located in the Atacama region of Chile (the “Caserones Mine”), operated by Lundin Mining and owned by Lundin Mining and JX Nippon Mining & Metals Corporation.
The Caserones Mine has 11 years of operational history. On July 13, 2023, Lundin Mining published a Technical Report in accordance with National Instrument 43-101 which outlined a mine life through 2037 and average annual production of approximately 110,000 tonnes of copper. The mine benefits from a significant historical investment of $4.2 billion, well-established infrastructure, and is expected to produce significant volumes of copper and molybdenum over the long-term. Lundin Mining has identified several priority exploration targets at the property, the majority of which are situated on the Company’s royalty ground. In 2025, Lundin Mining plans to undertake an 18,000 metre drilling and geophysical program that will focus on deeper in-pit drilling to better define higher grade breccia zones and exploration drilling to continue testing the sulphide mineral potential below the Angelica oxide deposit.

Sandstorm Gold Ltd.	10	2024 Annual Report

Management's Discussion & Analysis

Fruta del Norte Precious Metals Royalty	LUNDIN GOLD INC.
The Company has a 0.9% NSR on the precious metals produced from Lundin Gold Inc.’s (“Lundin Gold”) Fruta del Norte gold mine located in Ecuador (“Fruta del Norte” or “Fruta del Norte Mine”), which commenced commercial production in February 2020.
The Fruta del Norte Mineral Reserve contains an estimated 5.50 million ounces of gold in 21.70 million tonnes of ore with an average grade of 7.89 grams per tonne, as of December 31, 2023, ranking it amongst the highest-grade gold projects in the world (based on cut-off grade of 4.00 grams per tonne and 5.30 grams per tonne depending on mining method). Lundin Gold plans to increase the plant's throughput to 5,000 tonnes per day, which it expects to achieve in 2025. Lundin Gold anticipates producing between 475,000 and 525,000 ounces of gold annually from 2025 through 2027. See www.lundingold.com for more information.
Lundin Gold recently announced additional results from its 2024 near-mine drilling program, with recent intercepts confirming the significant size of the new Bonza Sur gold deposit at Fruta del Norte. The Bonza Sur gold deposit, discovered in 2023, is located 1 kilometre south of Fruta del Norte. The deposit features a large mineralized envelope extending approximately 2.6 kilometres along strike, 150 metres wide, and at least 500 metres deep. In December 2024 Lundin Gold announced that it had surpassed 56,000 metres of drilling, the largest ever exploration drilling program conducted on the land package hosting Fruta del Norte, at an estimated program cost of $44.0 million when combined with its regional program. Lundin Gold announced that in 2025 it plans to complete an additional 65,000 metres of drilling and to release an initial Mineral Resource at Bonza Sur mid-year.

Blyvoor Gold Stream	AUROUS RESOURCES
The Company has a Gold Stream on Blyvoor Gold (Pty) Ltd.’s underground Blyvoor gold mine located on the Witwatersrand gold belt, South Africa (“Blyvoor” or the “Blyvoor Mine”). Under the terms of the Gold Stream, until 300,000 ounces have been delivered (“Initial Blyvoor Delivery Threshold”), Blyvoor Gold (Pty) Ltd. will deliver 10% of gold produced at the mine until 16,000 ounces have been delivered in the calendar year, then 5% of the remaining production for that calendar year. Following the Initial Blyvoor Delivery Threshold, Sandstorm will receive 0.5% of gold production on the first 100,000 ounces in a calendar year until a cumulative 10.32 million ounces of gold have been produced. Under the agreement, Sandstorm will make ongoing cash payments of $572 per ounce of gold delivered.
The Blyvoor Mine, which commenced production in 1942, is situated in a prolific gold mining area within the Carletonville Goldfield. The region hosts a number of well-established gold mines and is well serviced by all amenities. Based on Sandstorm’s review of current operating plans at Blyvoor, the Company is budgeting for long-term production rates of approximately 70,000 ounces of gold per annum, based on conventional mining methods.

Sandstorm Gold Ltd.	11	2024 Annual Report

Management's Discussion & Analysis

Mercedes Precious Metal Streams	BEAR CREEK MINING CORPORATION
The Company holds a silver Stream and a Gold Stream on Bear Creek Mining Corporation’s (“Bear Creek”) producing Mercedes gold-silver mine in Sonora, Mexico (“Mercedes” or the “Mercedes Mine”). In January 2024, the Company closed its previously announced agreement to restructure its existing streams and refinance certain Bear Creek debt investments (the “Restructuring Agreement”).
REVISED GOLD STREAM
Effective January 1, 2024, Sandstorm obtained the right to purchase 275 gold ounces per month through April 2028, followed by a 4.4% gold stream thereafter, in exchange for an ongoing cash payment of 25% of the spot gold price for each ounce delivered.
REVISED SILVER STREAM
Beginning in May 2028, Sandstorm will receive 100% of the silver produced for the life of the mine, in exchange for an ongoing cash payment of 25% of the spot silver price for each ounce delivered.
REVISED DEBT HOLDINGS
Sandstorm refinanced its $22.5 million convertible debenture and $14.4 million secured loan into 5-year convertible notes bearing 7% annual interest, convertible into Bear Creek common shares at a strike price of CAD0.73 per share (the “Refinanced Sandstorm Debentures”). Additionally, Sandstorm received $4.2 million in extra principal at closing and advanced approximately $2.6 million to Bear Creek during 2024 under the terms of the Refinanced Sandstorm Debentures. As of December 31, 2024, the total principal outstanding was approximately $44 million.
In consideration for the amendments, Sandstorm also received:
•Corani royalty: a 1.0% NSR on Bear Creek’s wholly owned Corani project in Peru, one of the world’s largest fully permitted silver deposits.
•Non-royalty consideration: Additional consideration comprised of 28,767,399 Bear Creek common shares and $4.2 million in principal added to the Refinanced Sandstorm Debentures described above.
The Mercedes district has been the focus of mining activities dating back to the 1880s. Commercial production commenced at the Mercedes Mine in 2011 and the mine has produced over 800,000 ounces of gold. The Mercedes mill has a current capacity of 2,000 tonnes per day, with gold recoveries averaging approximately 95% over the past five years.

Sandstorm Gold Ltd.	12	2024 Annual Report

Management's Discussion & Analysis

Gualcamayo Royalty	ERIS LLC
The Company has several royalties on the Gualcamayo gold mine (the “Gualcamayo Mine”) which is located in San Juan province, Argentina and is owned and operated by Eris LLC (“Eris”). The Gualcamayo Mine is an open-pit, heap leach operation. The Company holds the following royalties and contractual interests associated with the property: (i) a 1% NSR on the producing Gualcamayo Mine including production from both the oxides and deep carbonates component; (ii) a 2% NSR based on the production from the oxides, excluding the first 396,000 ounces of gold contained in product produced from the non-deep carbonates component on certain surrounding ground; (iii) 1.5% NSR on production from the deep carbonates project; and (iv) a $30 million milestone payment due on commencement of commercial production from the deep carbonates project ("DCP"). The Company anticipates that Eris will exceed the 396,000-ounce threshold during the first half of 2025, triggering an increase in its oxide royalty rate to a 3% NSR.
In 2024, the operator of the Gualcamayo Mine submitted a $1 billion investment plan to Argentina’s Incentive Regime for Large Investment (“RIGI”). This plan encompasses the development of the Gualcamayo DCP. A Feasibility Study and detailed engineering work for the DCP are currently underway, with completion expected in 2025. The project includes the construction of a new underground mine, a milling system, and a flotation plant designed to process 3,500–4,500 tonnes of ore per day. In addition to the existing oxide inventory, the DCP is projected to produce approximately 120,000 ounces of gold annually over an initial 17-year mine life.

Bonikro Gold Stream	ALLIED GOLD CORPORATION
The Company has a Gold Stream on Allied Gold Corporation’s (“Allied”) Bonikro gold mine located in Côte d’Ivoire (“Bonikro” or the “Bonikro Mine”). Under the terms of the Gold Stream, Allied will deliver 6% of gold produced at the mine until 39,000 ounces of gold are delivered, then 3.5% of gold produced until a cumulative 61,750 ounces of gold have been delivered, then 2% thereafter. Under the agreement, Sandstorm will make ongoing cash payments of $400 per ounce of gold delivered. In August of 2024 Sandstorm amended its Bonikro Gold Stream such that the Company is now entitled to minimum annual deliveries of 4,000–6,000 ounces in the 2024–2026 period and 2,000–3,000 ounces in the 2027–2029 period. No other changes were made to the delivery or payment terms under the Stream. As at December 31, 2024, approximately 29,000 ounces of gold had been delivered under the Bonikro Gold Stream since its inception.
The Bonikro Mine is a producing gold-silver mine located approximately 67 kilometres south of Yamoussoukro, the political capital of Côte d'Ivoire, and approximately 240 kilometres northwest from Abidjan, the commercial capital of the country. The operation consists of two primary areas: the Bonikro mining license and the Hiré mining license. Gold has been produced from the Bonikro open-pit and through the Bonikro carbon-in-leach plant since 2008 with over 1.0 million ounces having been produced.

Sandstorm Gold Ltd.	13	2024 Annual Report

Management's Discussion & Analysis
The most recently published Mineral Reserve and Mineral Resource estimate for Bonikro includes Proven and Probable Mineral Reserves of 571,000 ounces of gold in 13.7 million tonnes of ore with an average grade of 1.30 grams per tonne gold and Mineral Resources, inclusive of Reserves, of 1.39 million ounces of gold in 32.8 million tonnes of ore with an average grade of 1.32 grams per tonne gold. This Mineral Reserve and Mineral Resource estimate is effective as of December 31, 2023 and is based on open pit cut-off grades of 0.68-0.74 grams per tonne for Mineral Reserves and 0.5 grams per tonne for Mineral Resources. Ongoing drilling is focused on expanding and converting the existing Inferred Resource targeting a mine life of over 10 years.
In the third quarter of 2024, Allied announced the closing of a $53 million third party financing package for advancement initiatives at its Côte d’Ivoire Complex, which includes the Bonikro and Agbaou gold mines. The financing is expected to support the advancement of highly prospective sites including the allocation of $16.5 million in 2024 for the advancement of high priority targets such as Oume, Akissi-So, Agbalé, and others, which are located within the area of interest of Sandstorm’s Bonikro Stream. See www.alliedgold.com for more information.

CEZinc Stream	GLENCORE CANADA CORPORATION
The Company has a zinc Stream to purchase 1.0% of the zinc processed at the Canadian Electrolytic Zinc (“CEZinc”) smelter located in Quebec, Canada until the later of June 30, 2030 or delivery of 68 million pounds zinc, for ongoing per pound cash payments of 20% of the average quarterly spot price of zinc. The smelter is owned and operated by a wholly-owned subsidiary of Glencore Canada Corporation (“GCC”).
CEZinc is situated on the St. Lawrence Seaway along major transportation networks that connect the processing facility to its end markets in the United States and Canada. In 2022, GCC completed a cellhouse maintenance shutdown of the smelter to proactively repair numerous cells and conduct a cell-by-cell integrity assessment, with these efforts expected to stabilize near-term operating conditions. Operations restarted in December 2022; however, given the timelines between production and Stream deliveries, this shutdown had an impact on zinc deliveries under the Stream in the second quarter of 2023. Longer-term, GCC is evaluating opportunities to replace all cells in the cellhouse to further stabilize and improve operating conditions.

Relief Canyon Gold Stream	AMERICAS GOLD AND SILVER CORPORATION
The Company has a precious metal Stream on the Relief Canyon gold project in Nevada, U.S.A. (“Relief Canyon” or the “Relief Canyon Mine”), which is owned and operated by Americas Gold and Silver Corporation (“Americas Gold”). Under the terms of the Stream, including additional stream funding advanced in 2023 and 2024, Sandstorm is entitled to receive 44,312 ounces of gold over an approximately 8-year period which began in the second quarter of 2020 (the “Fixed Deliveries”). In the fourth quarter of 2024, the stream was amended so that gold deliveries will be approximately 5,000 ounces annually for 2025–2027. Beginning on the fifth anniversary of the start of the Fixed Deliveries,

Sandstorm Gold Ltd.	14	2024 Annual Report

Management's Discussion & Analysis
the Company has agreed to purchase 4% of the gold and silver produced from the Relief Canyon Mine for ongoing per ounce cash payments equal to 30%–65% of the spot price of gold or silver, with the range dependent on the concession’s existing royalty obligations. In addition, Sandstorm has a 1.4%–2.8% NSR on the area surrounding the Relief Canyon mine.
In January 2021, Americas Gold announced that it had achieved commercial production at the Relief Canyon Mine. Since then, the ramp up of operations has been challenging and Americas Gold has suspended mining operations while efforts are under way to resolve metallurgical challenges. Americas Gold discontinued leaching and heap rinsing operations in the fourth quarter of 2023 and will reassess the status of the operation as the results of these efforts become available and are evaluated. The mine is located in Nevada, U.S.A. at the southern end of the Pershing Gold and Silver Trend, which hosts other projects such as Coeur Mining Inc.’s Rochester mine.
In the fourth quarter of 2024, Americas Gold closed its previously announced transaction with an affiliate of Mr. Eric Sprott and Mr. Paul Huet under which Americas Gold acquired the remaining 40% interest which it did not own in the Galena Complex in Idaho, USA. Additionally, Americas Gold completed a bought deal private placement financing to raise gross proceeds of approximately CAD$50 million which are expected to be utilized to deleverage Americas Gold's balance sheet. On closing, Mr. Eric Sprott became the largest shareholder of Americas Gold.

Vatukoula Gold Stream	VATUKOULA GOLD MINES PTE LIMITED
The Company has a Gold Stream on Vatukoula Gold Mines PTE Limited’s (“VGML”) underground gold mine located in Fiji (“Vatukoula” or the “Vatukoula Mine”). The Stream entitles the Company to purchase 11,022 ounces of gold over a 4.5-year period which began in January 2023 (the “Fixed Delivery Period”) and thereafter 1.2%–1.4% of the gold produced from Vatukoula for ongoing per ounce cash payments equal to 20% of the spot price of gold. The Fixed Delivery Period entitles Sandstorm to receive 1,320 ounces of gold per year, increasing to 2,772 ounces of gold per year starting January 2024 for the final 3.5 years of the Fixed Delivery Period.
In addition to the Gold Stream, Sandstorm holds an effective 0.21% NSR on certain prospecting licenses plus a five-kilometre area of interest.
Subsequent to year-end, the Company executed an option agreement with VGML. Under the terms of the agreement, Sandstorm received $4 million in cash in return for an option allowing VGML to repurchase the stream. If VGML or its affiliates make an additional cash payment of $10 million in the first quarter of 2025 and comply with customary conditions, Sandstorm will terminate its stream and royalty interests on the property.

Sandstorm Gold Ltd.	15	2024 Annual Report

Management's Discussion & Analysis

Black Fox Gold Stream	MCEWEN MINING INC.
The Company has a Gold Stream to purchase 8% of the life of mine gold produced from McEwen Mining Inc.’s (“McEwen”) open-pit and underground Black Fox mine and Froome mine (both part of the Black Fox property), located in Ontario, Canada (the “Black Fox Mine”), and 6.3% of the life of mine gold produced from McEwen’s Black Fox Extension, which includes a portion of McEwen’s Pike River concessions, for a per ounce cash payment equal to the lesser of $613 and the spot price of gold. The Black Fox Mine began operating as an open-pit mine in 2009 (depleted in 2015) and transitioned to underground operations in 2011.
Development Assets

Hod Maden Gold Stream	HORIZON COPPER CORP.
The Company has a Gold Stream, payable by Horizon Copper, on the Hod Maden gold-copper project, which is located in Artvin Province, northeastern Türkiye (the “Hod Maden Project” or “Hod Maden”). In the second quarter of 2023, SSR Mining Inc. (“SSR Mining”) reached an agreement with Lidya Madencilik Sanayi ve Ticaret A.S. (“Lidya”) to acquire up to a 40% operating interest in Hod Maden and assume operational control of the project. Assuming the terms of the earn-in milestone payments of the agreement are fulfilled, SSR Mining will hold a 40% operating interest in Hod Maden, with the remaining passive ownership held by Lidya (30%) and Horizon Copper (30%).
Under the terms of the Hod Maden Gold Stream, Sandstorm has agreed to purchase 20% of all gold produced from Hod Maden (on a 100% basis) for ongoing per ounce cash payments equal to 50% of the spot price of gold until 405,000 ounces of gold are delivered. Sandstorm will then receive 12% of the gold produced for the life of the mine for ongoing per ounce cash payments equal to 60% of the spot price of gold. In addition to the Gold Stream, Sandstorm also holds a 2% NSR on Hod Maden payable by the entity that holds the mining license.
In November 2021, a Feasibility Study was released. The results demonstrate a Proven and Probable Mineral Reserve of 2.45 million ounces of gold and 129,000 tonnes of copper being mined over a 13-year mine life (8.7 million tonnes at 8.8 grams per tonne gold and 1.5% copper or 11.1 grams per tonne gold equivalent using $82 per tonne NSR based cut-off grades). The study projects a pre-tax net present value (5% discount rate) of $1.3 billion and an internal rate of return of 41%. For more information refer to www.horizoncopper.com.
With the approval of the Environmental Impact Assessment, the release of the Feasibility Study and the receipt of all key permits (with the award of the final permit from the Ministry of Forestry in 2022), Hod Maden moved into the next stage of development including securing project debt financing and initiating long-lead construction items.

Sandstorm Gold Ltd.	16	2024 Annual Report

Management's Discussion & Analysis
In February 2024, following an incident at one of its assets, SSR Mining retracted all previously issued guidance for its Turkish assets, including the Hod Maden Project. However, site preparation activities and engineering studies at the Hod Maden project continued in the second half of 2024 with SSR Mining investing approximately $42 million in 2024. The Company continues to forecast first production from Hod Maden in 2028 on the basis that the joint venture will continue to advance early-works and critical path initiatives ahead of a formal investment decision, including site access, tunneling, and power supply. Further details on project advancement are expected to be announced by SSR Mining alongside its 2025 annual guidance announcement.

Platreef Gold Stream	IVANHOE MINES LTD.
The Company has a Gold Stream on the Platreef project located in South Africa (“Platreef”), which is majority owned and operated by Ivanhoe Mines Ltd. (“Ivanhoe”). Under the terms of the Stream, Sandstorm is entitled to purchase 37.5% of payable gold produced from Platreef until 131,250 gold ounces have been delivered, 30% until an aggregate of 256,980 ounces of gold are delivered and 1.875% thereafter, as long as certain conditions are met. The Gold Stream will be based on all recovered gold from Platreef, subject to a fixed payability factor of 80% and is subject to ongoing cash payments of $100 per ounce of gold until 256,980 ounces have been delivered, and then 80% of the spot price of gold for each ounce delivered thereafter.
Platreef is a development stage project that contains an underground deposit of thick, high-grade platinum group elements and nickel-copper-gold mineralization. Ivanhoe recently announced the on-schedule completion of the Phase 1 concentrator, which entered cold commissioning in July 2024. In-line with Platreef’s optimized development plan schedule described below, the concentrator will be placed on care and maintenance until the second half of 2025 as Shaft #1 prioritizes waste hoisting to support and accelerate the development of Phase 2.
Ivanhoe recently announced an optimized development plan for Platreef which de-risks initial production and accelerates the asset’s Phase 2 expansion by up to three years. Under the revised development plan, Ivanhoe will re-purpose ventilation Shaft #3 for hoisting at a rate of 3 million tonnes per annum (“Mtpa”) and increase the size of the initial Phase 2 concentrator to 3.3 Mtpa (previously 2.2 Mtpa), bringing site-wide processing capacity to 4.0 Mtpa. Shaft #3 is expected to be ready for hoisting in the first quarter of 2026. An updated Feasibility Study, accelerating and optimizing the development of Phase 2, is expected to be completed in 2025.
In conjunction with the advancement of Shaft #2 and the updated Feasibility Study, Ivanhoe is undertaking a Preliminary Economic Assessment for Phase 3 expansion, also expected to be completed in 2025. Phase 3 would increase total processing capacity at Platreef to approximately 10.0 Mtpa and is anticipated to rank Platreef as one of the world’s largest and lowest-cost platinum-group metals, nickel, copper, and gold operations. The processing capacity of the Phase 3 expansion will be 12.5 times greater than that of Phase 1 and 2.5 times greater than the optimized Phase 2 expansion.

Sandstorm Gold Ltd.	17	2024 Annual Report

Management's Discussion & Analysis

MARA Royalty and Stream Option	GLENCORE PLC
The Company has a 0.25% NSR on the MARA porphyry copper-gold project (“MARA”) which is located in Catamarca province, Argentina and is wholly owned by a subsidiary of Glencore plc. In addition, Sandstorm holds a Gold Stream conversion option.
Under the terms of the option agreement, Sandstorm may elect to make an advance payment up to a maximum of $225 million (“Advance Payment”) to convert its existing 0.25% NSR into a Gold Stream (“Stream Conversion”). If Sandstorm elects to pay the Advance Payment, the Company will have the right to purchase an amount of gold equal to 20% of the life of mine gold produced from MARA for ongoing payments for each ounce of gold received, equal to 30% of the spot price per ounce of gold.
To exercise its option, Sandstorm is required to elect the Stream Conversion only once the respective subsidiary of Glencore plc has made a board-approved construction decision at MARA. The Advance Payment is payable in quarterly tranches throughout the construction period in proportion to the total project spending. In addition, if Sandstorm wishes to syndicate the Gold Stream to a third party, it has the right to transfer any and all of its rights and obligations, under certain conditions. The Gold Stream option is structured between Sandstorm’s Canadian parent company and a counterparty entity outside of Argentina.
MARA is a brownfield copper-gold project that ranks as one of the lowest capital-intensive copper projects in the world, owing to the existing Alumbrera processing plant and associated infrastructure located nearby. MARA is expected to be in the top 25 global copper producers when operational and is supported by Measured and Indicated Resources totalling 1,220 million tonnes with the following metal grades: 0.47% copper, 0.20 grams per tonne gold grade, and 3.36 grams per tonne silver grade. The Measured and Indicated Resources are reported within an economic pit shell for open pit mining. For more information refer to www.glencore.com.
In September 2023, Glencore plc completed the acquisition of the remaining 56.25% interest that it did not previously own in the MARA project. In early 2024, Glencore plc reported that it had earmarked an aggregate of $400 million over the next three years for two growth projects located in Argentina, including their wholly-owned MARA project. The investment is expected to continue the development, feasibility studies, and early works of their Argentinian assets. The Company expects Glencore plc to complete an updated technical study for the asset by the second half of 2025. In addition, provided that copper market conditions remain favorable, Sandstorm expects that Argentina’s RIGI permitting regime and the brownfield nature of the MARA project could help position the asset as one of the early large-scale copper projects to be developed.

Sandstorm Gold Ltd.	18	2024 Annual Report

Management's Discussion & Analysis

Hugo North Extension & Heruga Stream	ENTRÉE RESOURCES LTD.
The Company has a precious metals Stream with Entrée Resources Ltd. (“Entrée Resources”) to purchase an amount equal to 5.62% and 4.26%, respectively, of the gold and silver produced from the Hugo North Extension and Heruga deposits located in Mongolia, (the “Hugo North Extension” and “Heruga”, respectively) for per ounce cash payments equal to the lesser of $220 per ounce of gold and $5 per ounce of silver and the then prevailing market price of gold and silver, respectively. Additionally, Sandstorm has a copper stream to purchase an amount equal to 0.42% of the copper produced from Hugo North Extension and Heruga for per pound cash payments equal to the lesser of $0.50 per pound of copper and the then prevailing market price of copper. If the Mongolian Government acquires a 34% interest in Entrée Resources’ share of the joint venture, Sandstorm will receive up to $6.8 million in consideration, with the streaming rates adjusting to 4.47% for gold, 3.39% for silver, and 0.33% for copper.
The Company is not required to contribute any further capital, exploration, or operating expenditures to Entrée Resources.
The Hugo North Extension is a copper-gold porphyry deposit and Heruga is a copper-gold-molybdenum porphyry deposit. Both projects are located in the South Gobi Desert of Mongolia, approximately 570 kilometres south of the capital city of Ulaanbaatar and 80 kilometres north of the border with China. The Hugo North Extension and Heruga are part of the Oyu Tolgoi mining complex and are managed by Oyu Tolgoi LLC, a subsidiary of Rio Tinto PLC (the project manager) and the Government of Mongolia. Entrée Resources retains a 20% interest in the Hugo North Extension and Heruga. On February 3, 2025, Entrée announced that the joint venture agreement, which had been in operation but not fully executed, had been formally signed and delivered by all parties.
In 2021, Entrée Resources announced the completion of an updated Feasibility Study on its interest in the Entrée/Oyu Tolgoi joint venture property. The updated report aligns Entrée Resource’s disclosure with that of other Oyu Tolgoi project stakeholders on development of the first lift of the underground mine. In 2023 Entrée Resources reported that optimization studies on Panel 1, which have the potential to further improve Lift 1 economics for the Entrée/Oyu Tolgoi joint venture, were completed in the second quarter of 2023. More recently, Entrée Resources reported that first underground development work on the Entrée/Oyu Tolgoi joint venture property commenced in the fourth quarter of 2024. Additionally, Rio Tinto, the operator of Oyu Tolgoi, has announced that ramp up of the Oyu Tolgoi Lift 1 underground mine continues in line with its long-term plan, including commissioning of ventilation Shafts 3 and 4, along with other important construction and commissioning milestones.

Horne 5 Royalty	FALCO RESOURCES LTD.
The Company holds a 2% NSR on the Horne 5 deposit located in Quebec, Canada (“Horne 5”), owned by Falco Resources Ltd. (“Falco Resources”).

Sandstorm Gold Ltd.	19	2024 Annual Report

Management's Discussion & Analysis
An updated Feasibility Study, released in April 2021, envisions an underground operation producing approximately 320,000 gold equivalent ounces annually over a 15-year mine life. Proven and Probable Mineral Reserves are 80.9 million tonnes at an average grade of 1.44 grams per tonne gold, 14.14 grams per tonne silver, 0.17% copper, and 0.77% zinc with an effective date of August 26, 2017 (NSR cut-off grade of CAD55 per tonne). Falco Resources recently announced that it has entered into an operating license and indemnity agreement with Glencore Canada Corporation. This is a key milestone for Falco Resources and the development of Horne 5. The terms of the agreement outline key deliverables and lines of communication between the parties to facilitate the development and ultimately the operation of Horne 5. The project continues to advance through its permitting process, with the Bureau d’audiences publiques sur l’environnement having recently submitted its report to the relevant governmental permitting authorities. For more information refer to www.falcores.com/en.

Robertson Royalty	BARRICK GOLD CORP.
The Company has a sliding scale NSR on the Robertson development stage deposit which is part of the Cortez Mine Complex in Nevada (“Robertson”), jointly owned by Barrick Gold Corp. (“Barrick”) (61.5%) and Newmont Corporation (“Newmont”) (38.5%). The NSR ranges from 1.0% to 2.25% depending on the average quarterly gold price. Based on the average quarterly gold price for the three months ended December 31, 2024, the Robertson NSR would have been 2.25% if it were in production.
Robertson is currently being qualified by Barrick as an emerging tier two gold asset, defined by Barrick as an asset with a Reserve potential to deliver a minimum 10-year life, annual production of at least 250,000 ounces of gold and total cash costs per ounce of gold over the mine life that are in the lower half of the industry cost curve. Barrick expects first production at Robertson to occur in 2027, subject to permitting. On November 15, 2024, the U.S. Bureau of Land Management filed a positive Record of Decision for the Robertson mine, following publication of the project’s Final Environmental Impact Statement (“EIS”) and public review period.

Lobo-Marte Royalty	KINROSS GOLD CORPORATION
The Company has a 1.05% NSR on production, subject to a $40 million cap, from the Lobo-Marte project located in the Maricunga gold district of Chile (the “Lobo-Marte Project”) which is owned by Kinross Gold Corporation (“Kinross”).
In 2021, Kinross announced the results of a Feasibility Study for the Lobo-Marte Project. The study estimates a Probable Mineral Reserve of 6.7 million ounces contained in 160.7 million tonnes at an average grade of 1.3 grams per tonne gold, Indicated Resources of 2.4 million ounces contained in 99.4 million tonnes at an average grade of 0.7 grams per tonne gold, and Inferred Resources of 0.4 million ounces contained in 18.5 million tonnes at an average grade of 0.75 grams per tonne gold. Kinross estimates a total life of mine production of approximately 4.7 million gold ounces during a 16-year mine life, which includes 14 years of mining followed by two years of residual processing. For more information refer to www.kinross.com.

Sandstorm Gold Ltd.	20	2024 Annual Report

Management's Discussion & Analysis
Revolving Credit Facility
In December 2024, Sandstorm renewed its revolving credit agreement allowing the Company to borrow up to $625 million (the “Revolving Facility”). The amounts drawn on the Revolving Facility are subject to interest at SOFR plus 1.75%–2.75% per annum, and the undrawn portion of the Revolving Facility is subject to a standby fee of 0.39%–0.62% per annum, both of which are dependent on the Company’s leverage ratio. The revised interest rates above SOFR represent a 75-basis point reduction at the upper end and a reduction of 12.5-basis points at the lower end when compared to the previous credit agreement. The Revolving Facility retains its sustainability-linked incentive pricing terms that allow Sandstorm to reduce the interest rates described above as the Company’s performance targets are met. The syndicate of banks include The Bank of Nova Scotia, Bank of Montreal, National Bank of Canada, Canadian Imperial Bank of Commerce, and Royal Bank of Canada. The Revolving Facility has a term of four years, maturing in December 2028.

Sandstorm Gold Ltd.	21	2024 Annual Report

Management's Discussion & Analysis
Summary of Annual Results    Year Ended

In $000s (except for per share and per ounce amounts)	Dec. 31, 2024	Dec. 31, 2023	Dec. 31, 2022

Total revenue	$176,283	$179,636	$148,732
Attributable Gold Equivalent ounces[1]	72,810	97,245	82,376
Sales	$107,742	$106,584	$97,815
Royalty revenue	68,541	73,052	50,917
Average realized gold price per ounce from the Company’s Gold Streams[1]	2,372	1,929	1,795
Average cash cost per attributable ounce[1]	275	223	284
Cash flows from operating activities	135,378	152,754	106,916
Net income	15,504	42,709	78,450
Net income attributable to Sandstorm shareholders	14,293	41,716	78,361
Basic income per share	0.05	0.14	0.34
Diluted income per share	0.05	0.14	0.33
Total assets	1,850,184	1,931,426	1,974,777
Total long-term liabilities	384,615	461,252	514,331
Dividends declared per share (CAD)	0.08	0.08	0.08
Dividends declared	17,282	17,720	15,009
Dividends paid	17,509	17,736	13,637
1.Refer to section on non-IFRS and other measures of this MD&A.

Attributable gold equivalent ounces[1]	Sales & royalty revenue	Total sales, royalties, and income from other interests[1]	Average realized gold price per ounce from the Company's Gold Streams

1.Refer to section on non-IFRS and other measures of this MD&A.

Sandstorm Gold Ltd.	22	2024 Annual Report

Management's Discussion & Analysis
The Company’s operating segments for the year ended December 31, 2024 are summarized in the table below:

In $000s (except for ounces sold)	Product	Attributable Gold Equivalent ounces[1]	Sales and royalty revenues	Cost of sales excluding depletion	Depletion expense	Loss (gain) on disposal and impairment of Stream, royalty and other interests	Income (loss) before taxes	Cash flows from operating activities

Antamina	Copper, Other[2]	1,144	$2,932	$—	$2,783	$—	$149	$3,832
	Silver	2,165	5,175	129	2,501	—	2,545	5,046
Aurizona	Gold	3,586	8,566	—	274	—	8,292	8,216
Blyvoor	Gold	2,060	4,874	1,178	1,160	—	2,536	3,719
Bonikro	Gold	7,234	16,932	2,894	7,648	—	6,390	14,513
Caserones	Copper	3,182	11,033	—	3,724	—	7,309	7,762
Cerro Moro	Silver	6,920	16,224	4,881	6,729	—	4,614	11,343
Chapada	Copper	6,446	14,903	4,489	2,690	—	7,724	10,415
Fruta del Norte	Gold	4,109	9,899	—	1,919	—	7,980	6,001
Greenstone	Gold	1,968	5,025	1,056	1,527	—	2,442	3,893
Houndé	Gold	2,501	5,844	—	1,594	—	4,250	4,909
Mercedes	Gold, Silver[3]	4,064	9,478	2,124	4,561	404	2,389	7,514
Relief Canyon	Gold	8,560	20,786	—	10,491	—	10,295	20,786
Vale Royalties	Iron Ore	2,515	5,792	—	2,424	—	3,368	5,391
Other	Gold	11,289	26,801	2,056	4,894	(139)	19,990	20,202
	Copper, Other[4]	5,067	12,019	1,187	5,389	3,424	2,019	11,335
Corporate		—	—	—	—	—	(62,758)	(9,499)
Consolidated		72,810	$176,283	$19,994	$60,308	$3,689	$29,534	$135,378
1.Refer to section on non-IFRS and other measures of this MD&A.
2.Revenue from Antamina consists of $2.2 million from copper and $0.7 million from other base metals.
3.Sales revenue from Mercedes consists of $9.2 million from gold and $0.3 million from silver.
4.Includes revenue from other base metals of $6.9 million, $3.1 million from copper, and $2.0 million from diamonds.

FY 2024
Attributable Gold Equivalent Ounces by Asset

Q1	Q2	Q3	Q4

Sandstorm Gold Ltd.	23	2024 Annual Report

Management's Discussion & Analysis
FY 2024
Attributable Gold Equivalent Ounces by Region

North America

Canada

South America

Other

FY 2024
Attributable Gold Equivalent Ounces by Metal

Precious Metals

Base Metals and other

Copper

FY 2024 Attributable Gold Equivalent Ounces by Region North America Canada South America Other 17% 42% 41% 17%FY 2024 Attributable Gold Equivalent Ounces by Metal Precious Metals Base Metals Copper 16% 9% 84%
The Company’s operating segments for the year ended December 31, 2023 are summarized in the table below:

In $000s (except for ounces sold)	Product	Attributable Gold Equivalent ounces[1]	Sales and royalty revenues	Cost of sales excluding depletion	Depletion expense	Contractual (income) from Stream, royalty and other interests	Loss (gain) on disposal and impairment of Stream, royalty and other interests	Income (loss) before taxes	Cash flows from operating activities

Antamina	Copper, Other[2]	6,569	$12,040	$—	$7,215	$—	$2,039	$2,786	$11,455
	Silver	1,150	2,769	55	1,361	—	—	1,353	2,714
Aurizona	Gold	5,087	9,825	—	492	—	—	9,333	9,025
Blyvoor	Gold	2,292	4,431	1,313	1,225	—	—	1,893	2,994
Bonikro	Gold	4,797	9,223	1,919	4,956	—	—	2,348	7,619
Caserones	Copper	4,181	12,022	—	5,832	—	—	6,190	8,365
Cerro Moro	Silver	13,585	26,197	7,853	10,753	—	—	7,591	18,345
Chapada	Copper	7,015	13,469	4,074	2,761	—	—	6,634	9,395
Fruta del Norte	Gold	3,999	7,722	—	2,098	—	—	5,624	5,434
Houndé	Gold	2,967	5,731	—	1,835	—	—	3,896	4,474
Mercedes	Gold, Silver[3]	12,794	24,757	2,258	15,787	—	—	6,712	24,511
Relief Canyon	Gold	4,772	9,396	—	4,731	—	—	4,665	9,395
Vale Royalties	Iron Ore	3,109	5,988	—	2,426	—	—	3,562	5,005
Other	Gold	17,366	22,202	3,054	6,790	(11,810)	940	23,228	30,068
	Copper, Other[4]	7,562	13,864	1,151	7,075	—	(3,301)	8,939	12,644
Corporate		—	—	—	—	—	—	(47,842)	(8,689)
Consolidated		97,245	$179,636	$21,677	$75,337	$(11,810)	$(322)	$46,912	$152,754
1.Refer to section on non-IFRS and other measures of this MD&A.
2.Revenue from Antamina consists of $9.1 million from copper and $2.9 million from other base metals.
3.Sales revenue from Mercedes consists of $21.8 million from gold and $3.0 million from silver.
4.Includes revenue from other base metals of $5.9 million, $4.7 million from copper, and $3.3 million from diamonds.

Sandstorm Gold Ltd.	24	2024 Annual Report

Management's Discussion & Analysis
Summary of Quarterly Results
Quarters Ended

In $000s (except for per share and per ounce amounts)	Dec. 31, 2024	Sep. 30, 2024	Jun. 30, 2024	Mar. 31, 2024

Total revenue	$47,400	$44,698	$41,374	$42,811
Attributable Gold Equivalent ounces[1]	17,721	17,359	17,414	20,316
Sales	$28,046	$26,693	$25,834	$27,169
Royalty revenue	19,354	18,005	15,540	15,642
Average realized gold price per ounce from the Company’s Gold Streams[1]	2,640	2,520	2,313	2,062
Average cash cost per attributable ounce[1]	244	305	270	280
Cash flows from operating activities	36,114	32,527	34,385	32,352
Net income (loss)	3,064	5,794	10,502	(3,856)
Net income (loss) attributable to Sandstorm shareholders	3,062	5,399	10,028	(4,196)
Basic income (loss) per share	0.01	0.02	0.03	(0.01)
Diluted income (loss) per share	0.01	0.02	0.03	(0.01)
Total assets	1,850,184	1,879,553	1,889,324	1,907,863
Total long-term liabilities	384,615	406,466	414,800	442,741
Dividends declared per share (CAD)	0.02	0.02	0.02	0.02
Dividends declared	4,128	4,410	4,345	4,399
Dividends paid	4,405	4,277	4,379	4,448

In $000s (except for per share and per ounce amounts)	Dec. 31, 2023	Sep. 30, 2023	Jun. 30, 2023	Mar. 31, 2023

Total revenue	$44,498	$41,324	$49,835	$43,979
Attributable Gold Equivalent ounces[1]	23,250	21,123	24,504	28,368
Sales	$26,412	$22,497	$31,269	$26,406
Royalty revenue	18,086	18,827	18,566	17,573
Average realized gold price per ounce from the Company’s Gold Streams[1]	1,948	1,919	1,972	1,882
Average cash cost per attributable ounce[1]	211	220	228	230
Cash flows from operating activities	38,741	31,947	42,142	39,924
Net income	24,459	14	2,684	15,552
Net income (loss) attributable to Sandstorm shareholders	24,239	(241)	2,049	15,669
Basic income (loss) per share	0.08	(0.00)	0.01	0.05
Diluted income (loss) per share	0.08	(0.00)	0.01	0.05
Total assets	1,931,426	1,916,819	1,937,207	1,963,151
Total long-term liabilities	461,252	466,793	477,387	490,258
Dividends declared per share (CAD)	0.02	0.02	0.02	0.02
Dividends declared	4,446	4,390	4,469	4,415
Dividends paid	4,367	4,530	4,385	4,454
1.Refer to section on non-IFRS and other measures of this MD&A.

Sandstorm Gold Ltd.	25	2024 Annual Report

Management's Discussion & Analysis
Summary of Quarterly Results

Attributable gold equivalent ounces[1]	Sales & royalty revenue	Total sales, royalties, and income from other interests[1]	Average realized gold price per ounce from the Company's Gold Streams

$42.8M
$41.4M
$44.7M
$47.4M
20,316oz
17,414oz
17,359oz
17,721oz
$2,062
$2,313
$2,520
$2,640
Q1
Q2
Q3
Q4

2024

1.Refer to section on non-IFRS and other measures of this MD&A.

Sandstorm Gold Ltd.	26	2024 Annual Report

Management's Discussion & Analysis
Changes in sales, net income, and cash flows from operating activities from quarter to quarter are affected primarily by fluctuations in production at the mines, the timing of shipments, changes in the price of commodities, as well as acquisitions of Streams and royalty interests and the commencement of operations of mines under construction. For more information refer to the quarterly commentary below.
The Company’s operating segments for the three months ended
December 31, 2024 are summarized in the table below:

In $000s (except for ounces sold)	Product	Attributable Gold Equivalent ounces[1]	Sales and royalty revenues	Cost of sales excluding depletion	Depletion expense	Loss (gain) on disposal and impairment of Stream, royalty and other interests	Income (loss) before taxes	Cash flows from operating activities

Antamina	Copper, Other[2]	(61)	$(161)	$—	$593	$—	$(754)	$1,939
	Silver	538	1,421	36	568	—	817	1,386
Aurizona	Gold	1,121	2,961	—	87	—	2,874	2,011
Blyvoor	Gold	390	1,034	223	213	—	598	692
Bonikro	Gold	1,723	4,586	690	1,841	—	2,055	4,047
Caserones	Copper	485	1,895	—	772	—	1,123	1,507
Cerro Moro	Silver	1,252	3,305	1,000	1,201	—	1,104	2,305
Chapada	Copper	741	1,955	588	329	—	1,038	1,368
Fruta del Norte	Gold	1,216	3,211	—	541	—	2,670	1,824
Greenstone	Gold	796	2,120	483	615	—	1,022	1,579
Houndé	Gold	336	886	—	170	—	716	1,107
Mercedes	Gold	825	2,180	544	973	—	663	1,636
Relief Canyon	Gold	3,000	7,870	—	3,952	—	3,918	7,870
Vale Royalties	Iron Ore	511	1,350	—	643	—	707	2,109
Other	Gold	3,713	9,772	486	1,912	(139)	7,513	6,339
	Copper, Other[3]	1,135	3,015	269	802	—	1,944	2,809
Corporate		—	—	—	—	—	(20,193)	(4,414)
Consolidated		17,721	$47,400	$4,319	$15,212	$(139)	$7,815	$36,114
1.Refer to section on non-IFRS and other measures of this MD&A.
2.Revenue from Antamina consists of ($0.1) million from copper and ($0.1) million from other base metals.
3.Includes revenue from other base metals of $1.8 million, $0.1 million from diamonds, and $1.1 million from copper.

Sandstorm Gold Ltd.	27	2024 Annual Report

Management's Discussion & Analysis
The Company’s operating segments for the three months ended
December 31, 2023 are summarized in the table below:

In $000s (except for ounces sold)	Product	Attributable Gold Equivalent ounces[1]	Sales and royalty revenues	Cost of sales excluding depletion	Depletion expense	Contractual income from stream, royalty and other interests	Loss (gain) on disposal and impairment of Stream, royalty and other interests	Income (loss) before taxes	Cash flows from operating activities

Antamina	Copper, Other[2]	297	$580	$—	$799	$—	$—	$(219)	$930
	Silver	537	1,045	26	642	—	—	377	1,019
Aurizona	Gold	1,323	2,577	—	123	—	—	2,454	2,377
Blyvoor	Gold	449	882	257	246	—	—	379	574
Bonikro	Gold	1,103	2,122	441	1,149	—	—	532	1,199
Caserones	Copper	1,085	3,130	—	1,693	—	—	1,437	2,269
Cerro Moro	Silver	3,268	6,366	1,901	2,964	—	—	1,501	4,466
Chapada	Copper	1,715	3,340	1,009	734	—	—	1,597	2,331
Fruta del Norte	Gold	999	1,946	—	484	—	—	1,462	1,263
Houndé	Gold	1,130	2,201	—	594	—	—	1,607	1,449
Mercedes	Gold, Silver[3]	3,384	6,533	582	3,860	—	—	2,091	5,777
Relief Canyon	Gold	1,568	3,127	—	1,676	—	—	1,451	3,126
Vale Royalties	Iron Ore	770	1,500	—	622	—	—	878	2,258
Other	Gold	4,367	6,904	380	1,854	(1,810)	—	6,480	8,132
	Other[4]	1,255	2,245	302	1,795	—	(3,301)	3,449	3,177
Corporate		—	—	—	—	—	—	3,566	(1,606)
Consolidated		23,250	$44,498	$4,898	$19,235	$(1,810)	$(3,301)	$29,042	$38,741
1.Refer to section on non-IFRS and other measures of this MD&A.
2.Royalty revenue from Antamina consists of $0.6 million from copper.
3.Revenue from Mercedes consists of $5.7 million from gold and $0.8 million from silver.
4.Includes revenue from other base metals of $1.8 million, $0.3 million from diamonds, and $0.1 million from copper.

Sandstorm Gold Ltd.	28	2024 Annual Report

Management's Discussion & Analysis
Three Months Ended December 31, 2024
Compared to the Three Months Ended
December 31, 2023
For the three months ended December 31, 2024, net income and cash flows from operating activities were $3.1 million and $36.1 million, respectively, compared with net income of $24.5 million and cash flows from operating activities of $38.7 million for the comparable period in 2023. The decrease is due to a combination of factors including:
•A $23.6 million decrease in the gains recognized on the revaluation of the Company’s investments; whereby, a loss of $2.1 million was recognized by the Company during the three months ended December 31, 2024; while during the three months ended December 31, 2023 the Company recognized a gain of $21.4 million mostly driven by an increase in the fair value of the Company's investments in debentures; and
•Certain items recognized during the year ended December 31, 2023 which did not occur during the year ended December 31, 2024 including a one time $4.0 million gain on the disposal of the Company's Blackwater and El Pilar royalties to Versamet Royalties Corporation ("Versamet").
Partially offset by:
•A $4.o million decrease in depletion expense, primarily due to a decrease in Attributable Gold Equivalent ounces sold;
•A $2.9 million increase in revenue described in greater detail below; and
•A $2.0 million decrease in finance expense as a result of repayments of the Company's Revolving Facility which had an outstanding balance of $355 million as at December 31, 2024, reduced from $435 million as at December 31, 2023.
For the three months ended December 31, 2024, revenue was $47.4 million compared with $44.5 million for the comparable period in 2023. The increase is attributable to a 36% increase in the average realized selling price of gold; partially offset by a 21% decrease in Attributable Gold Equivalent ounces1 sold excluding attributable ounces related to contractual payments which are included in Other Income. In particular, the increase in revenue was driven by:
•A $4.7 million increase in revenue attributable to the Relief Canyon Stream, driven by an additional 1,500 ounces of gold received in the fourth quarter of 2024 due to an amendment to the Stream agreement, primarily relating to the timing of fixed deliveries;
•A $3.6 million increase in revenue attributable to the Company's Other segment, largely due to increases in mining activity on concessions subject to the Company's royalties in the period;

Sandstorm Gold Ltd.	29	2024 Annual Report

Management's Discussion & Analysis
•A $2.5 million increase in revenue from the Bonikro Gold Stream, driven by higher attributable gold equivalent ounces sold. This was partly due to the timing of sales, as all ounces received in the fourth quarter of 2024 were sold within the same period, leaving no inventory at period-end. In contrast, due to the timing of sales, 811 ounces were in inventory as at December 31, 2023; and
•A $2.1 million increase in revenue attributable to the Greenstone Gold Stream which poured first gold in May 2024 and began making deliveries under the Stream during the three months ended September 30, 2024.

Partially offset by:
•A $4.4 million decrease in revenue attributable to the Mercedes Gold and silver Streams as a result of; (i) the conclusion of the fixed gold delivery period, in accordance with the stream agreement, at the end of 2023, which entitled the company to receive 1,000 ounces of gold per quarter; and (ii) the suspension of the silver Stream through April 2028 and the reduction in the ongoing Gold stream entitlement to 275 ounces per month from 600 ounces per month in accordance with the Restructuring Agreement described in the Mercedes Precious Metal Streams section above;
•A $3.1 million decrease in revenue attributable to the Cerro Moro silver Stream primarily due to a 64% decrease in the number of silver ounces sold as a result of lower silver grades due to mine sequencing, partially offset by an increase in the average realized selling price of silver which increased from an average of $21.22 per ounce during the three months ended December 31, 2023 to an average of $31.00 per ounce during the equivalent period in 2024; and
•A $1.4 million decrease in revenue attributable to the Chapada copper Stream primarily due to a 53% decrease in the number of pounds of copper sold due to the timing of sales, partially offset by an increase in the average realized selling price of copper which increased from an average of $3.58 per pound during the three months ended December 31, 2023 to an average of $4.45 per pound during the equivalent period in 2024.
1.Refer to section on non-IFRS and other measures of this MD&A.
Year Ended December 31, 2024 Compared to the Year Ended December 31, 2023
For the year ended December 31, 2024, net income and cash flows from operating activities were $15.5 million and $135.4 million, respectively, compared with net income of $42.7 million and cash flows from operating activities of $152.8 million for the comparable period in 2023. The decrease is due to a combination of factors including:
•A $20.3 million decrease in the gains recognized on the revaluation of the Company’s investments; whereby, a loss of $4.6 million was recognized by the Company during the year ended December 31, 2024; while during the year ended December 31, 2023 the Company recognized a gain of $15.7 million mostly driven by an increase in the fair value of the Company's investments in debentures;

Sandstorm Gold Ltd.	30	2024 Annual Report

Management's Discussion & Analysis
•Certain items were recognized during the year ended December 31, 2023 which did not occur during the year ended December 31, 2024, including $11.8 million in other contractual income primarily related to a one-time contractual payment from the Company's Mt. Hamilton royalty;
•A $9.8 million increase in income tax expense compared to the prior year, primarily driven by the recognition of previously unrecognized tax losses last year, which reduced tax expense, whereas no similar recognition occurred this year; and
•A $3.4 million decrease in revenue described in greater detail below.
Partially offset by:
•A $15.0 million decrease in depletion expense, primarily due to a decrease in Attributable Gold Equivalent ounces sold; and
•A $4.5 million decrease in finance expense as a result of repayments of the Company's Revolving Facility which had an outstanding balance of $355 million as at December 31, 2024, reduced from $435 million as at December 31, 2023.
For the year ended December 31, 2024, revenue was $176.3 million compared with $179.6 million for the comparable period in 2023. The decrease is attributable to a 20% decrease in Attributable Gold Equivalent ounces1 sold, excluding attributable ounces related to contractual payments, which are included in Other Income and described above, partially offset by a 23% increase in the average realized selling price of gold. In particular, the decrease in revenue was driven by:
•A $15.3 million decrease in revenue attributable to the Mercedes Gold and silver Streams as a result of; (i) the conclusion of the fixed gold delivery period, in accordance with the stream agreement, at the end of 2023, which entitled the Company to receive 1,000 ounces of gold per quarter; (ii) the suspension of the silver Stream through April 2028 and the reduction in the ongoing Gold stream entitlement to 275 ounces per month from 600 ounces per month in accordance with the Restructuring Agreement described in the Mercedes Precious Metal Streams section above;
•A $10.0 million decrease in revenue attributable to the Cerro Moro silver Stream primarily due to a 48% decrease in the number of silver ounces sold as a result of lower silver grades due to mine sequencing, partially offset by an increase in the average realized selling price of silver which increased from an average of $23.24 per ounce during the year ended December 31, 2023 to an average of $27.47 per ounce during the equivalent period in 2024; and
•A $6.7 million decrease in revenue attributable to the Antamina segment due to: a reduction in the Company's royalty entitlement as a result of: (i) the partial disposition of the royalty to Horizon Copper in the second quarter of 2023; (ii) a reduction in the royalty in the period due to an adjustment to the asset retirement obligation at the Antamina Mine to reflect updates related to a recently approved mine plan and a re-estimation of future closure costs; and (iii) other working capital adjustments, partially offset by revenue related to the Antamina silver Stream which was received as consideration for the partial disposition of the Antamina royalty in 2023.

Sandstorm Gold Ltd.	31	2024 Annual Report

Management's Discussion & Analysis
Partially offset by:
•An $11.4 million increase in revenue from the Relief Canyon Gold Stream due to: (i) the timing of deliveries, whereby revenue for the year ended December 31, 2024 includes the sale of approximately 1,100 gold ounces relating to the Company's 2023 entitlement which were in inventory as of December 31, 2023, in addition to the Company's regular entitlement of ounces of 1,476 per quarter in 2024 and (ii) an additional 1,500 ounces of gold received in the fourth quarter of 2024 due to an amendment to the Stream agreement, primarily relating to the timing of fixed deliveries;
•A $7.7 million increase in revenue from the Bonikro Gold Stream, driven by higher attributable gold equivalent ounces sold. This was partly due to the timing of sales, as 811 ounces delivered by December 31, 2023, were sold in 2024. In contrast, there were no ounces in inventory as at December 31, 2024;
•A $5.0 million increase in revenue attributable to the Greenstone Gold Stream which poured first gold in May 2024 and began making deliveries under the Stream during the three months ended September 30, 2024;
•A $2.8 million increase in revenue attributable to the Company's Other segment, largely due to increases in mining activity on concessions subject to the Company's royalties in the period; and
•A $2.2 million increase in revenue attributable to the Fruta del Norte royalty as a result of increases in gold production and sales at the Fruta del Norte Mine. In January 2025, Lundin Gold announced record annual production at Fruta del Norte in 2024.

1.Refer to section on non-IFRS and other measures of this MD&A.
Three Months Ended December 31, 2024
Compared to the Other Quarters Presented
For the three months ended December 31, 2024, revenue was $47.4 million. With the exception of the current quarter and year to date period, which are described earlier, Attributable Gold Equivalent ounces1 sold have increased overall as a result of the acquisition of various assets, including; (i) the acquisition of the BaseCore Metals LP stream and royalty package (“BaseCore”), which consists of nine royalties and one stream and was purchased during the three months ended September 30, 2022; (ii) the acquisition of Nomad Royalty Company Ltd. (“Nomad”) which consists of 20 royalties and streams and closed during the three months ended September 30, 2022; and (iii) the acquisition of the Mercedes Gold Stream during the three months ended June 30, 2022 and its amendment during the three months ended March 31, 2024 (described in the Mercedes precious metal Streams section above). When comparing revenue for the three months ended December 31, 2024 with the other quarters presented, the following items impact comparability:
•Greenstone Gold Stream: Equinox poured its first gold at the Greenstone mine in May 2024, and began deliveries under the Gold Stream in the third quarter of 2024, contributing $2.1 million in revenue for the three months ended December 31, 2024 and $2.9 million for the three months ended September 30, 2024.

Sandstorm Gold Ltd.	32	2024 Annual Report

Management's Discussion & Analysis
•Mercedes Mine Streams: The Mercedes Mine streams began delivering under the Gold Stream in April 2022, with additional deliveries received from assets acquired through the Nomad acquisition, which were amended in the first quarter of 2024, contributing $2.2 million in revenue for the three months ended December 31, 2024, compared to $2.1 million for the three months ended September 30, 2024, $2.5 million for the three months ended June 30, 2024, $2.7 million for the three months ended March 31, 2024, $6.5 million for the three months ended December 31, 2023, $5.8 million for the three months ended September 30, 2023, $8.1 million for the three months ended June 30, 2023, and $4.3 million for the three months ended March 31, 2023.
•Antamina Royalty and Silver Stream: Acquired in July 2022 and June 2023, respectively, the Antamina royalty and silver stream contributed $1.3 million in revenue for the three months ended December 31, 2024, compared to $4.1 million for the three months ended September 30, 2024, $2.4 million for the three months ended June 30, 2024, $0.3 million for the three months ended March 31, 2024, $1.6 million for the three months ended December 31, 2023, $3.4 million for the three months ended September 30, 2023, $3.5 million for the three months ended June 30, 2023, and $6.3 million for the three months ended March 31, 2023.
•Caserones Royalty: Acquired in August 2022, the Caserones royalty generated $1.9 million in revenue for the three months ended December 31, 2024, compared to $2.9 million for the three months ended September 30, 2024, $3.4 million for the three months ended June 30, 2024, $2.8 million for the three months ended March 31, 2024, $3.1 million for the three months ended December 31, 2023, $2.4 million for the three months ended September 30, 2023, $4.6 million for the three months ended June 30, 2023, and $1.8 million for the three months ended March 31, 2023.
•Bonikro Stream: Acquired in August 2022, the Bonikro stream contributed $4.6 million in revenue for the three months ended December 31, 2024, compared to $3.5 million for the three months ended September 30, 2024, $3.1 million for the three months ended June 30, 2024, $5.7 million for the three months ended March 31, 2024, $2.1 million for the three months ended December 31, 2023, $1.8 million for the three months ended September 30, 2023, $2.9 million for the three months ended June 30, 2023, and $2.3 million for the three months ended March 31, 2023.
When comparing net income of $3.1 million and cash flows from operating activities of $36.1 million for the three months ended December 31, 2024, with net income and cash flows from operating activities for the other quarters presented, the following items impact comparability:
•$10.0 million in contractual income from stream, royalty and other interests due to a contractual payment relating to the Mt. Hamilton royalty during the three months ended March 31, 2023;
•The Company recognized $8.0 million in finance expense for the three months ended December 31, 2024, compared to $8.7 million for the three months ended September 30, 2024, $9.0 million for the three months ended June 30, 2024, $9.4 million for the three months ended March 31, 2024, $10.0 million for the three months ended December 31, 2023, $9.8 million for the three months ended September 30, 2023, $9.8 million for the three months ended June 30, 2023 and $9.9 million for the three months ended March 31, 2023. This expense primarily relates to interest paid on the Revolving Facility, which was drawn down in the third and fourth quarters of 2022 to finance the Nomad and BaseCore acquisitions. The overall interest expense has been trending downward due to the Company's ongoing optional repayments of the Revolving Facility made each quarter;

Sandstorm Gold Ltd.	33	2024 Annual Report

Management's Discussion & Analysis
•The Company recognized gains and losses with respect to the revaluation of its investments, which were primarily driven by changes in the fair value of the Company’s debentures including the Americas Gold convertible debenture, the Horizon Copper debentures, Bear Creek debentures and until recently, the Versamet debenture. These gains and losses were recognized as follows:
–During the three months ended December 31, 2024, a loss of $2.1 million was recognized;
–During the three months ended September 30, 2024, a loss of $3.8 million was recognized;
–During the three months ended June 30, 2024, a gain of $7.4 million was recognized;
–During the three months ended March 31, 2024, a loss of $6.1 million was recognized;
–During the three months ended December 31, 2023, a gain of $21.4 million was recognized;
–During the three months ended September 30, 2023, a loss of $4.0 million was recognized;
–During the three months ended June 30, 2023, a loss of $4.9 million was recognized; and
–During the three months ended March 31, 2023, a gain of $3.1 million was recognized.

1.Refer to section on non-IFRS and other measures of this MD&A.
Change in Total Assets
Total assets decreased by $29.4 million from September 30, 2024 to December 31, 2024 as a result of cash outflows used in financing activities and depletion expense; partially offset by cash flows from operating activities. Total assets decreased by $9.8 million from June 30, 2024 to September 30, 2024 as a result of cash outflows used in financing activities and depletion expense; partially offset by cash flows from operating activities. Total assets decreased by $18.5 million from March 31, 2024 to June 30, 2024 as a result of depletion expense and the repayment of $27.0 million in debt outstanding on the Company's Revolving Facility, net of draw downs in the period; partially offset by (i) cash flows from operating activities and (ii) gains on the revaluation of the Company's investments. Total assets decreased by $23.6 million from December 31, 2023 to March 31, 2024 as a result of depletion expense and the repayment of $20.0 million in debt outstanding on the Company's Revolving Facility, net of draw downs in the period; partially offset by cash flows from operating activities. In June 2024, Versamet settled the remaining balance of its debenture due to Sandstorm by issuing common shares to Sandstorm with a fair value of $14.2 million in accordance with the terms of the debenture agreement. Total assets increased by $14.6 million from September 30, 2023 to December 31, 2023 as a result of (i) cash flow from operating activities; (ii) the recognition of a right of use asset related to the Company's office lease; and (iii) gains on the revaluation of the Company's investments; partially offset by (i) the repayment of $21.0 million in debt outstanding on the Company's Revolving Facility and (ii) depletion expense. Total assets decreased by $20.4 million from June 30, 2023 to September 30, 2023 as a result of (i) depletion expense; (ii) the repayment of $11.0 million in debt outstanding on the Company's Revolving Facility, net of draw downs in the period; and (iii) losses on the revaluation of the Company's investments; partially offset by cash flow from operating activities. Total assets decreased by $25.9 million from March 31, 2023 to June 30, 2023 as a result of (i) depletion expense; (ii) repurchases of the Company’s shares in accordance with its normal course issuer bid; (iii) the repayment of $8.0 million in

Sandstorm Gold Ltd.	34	2024 Annual Report

Management's Discussion & Analysis
debt outstanding on the Company's Revolving Facility, net of draw downs in the period; and (iv) losses on the revaluation of the Company's investments; partially offset by cash flow from operating activities.
Non-IFRS and Other Measures
The Company has included, throughout this document, certain performance measures, including (i) Total Sales, Royalties and Income from other interests, (ii) Attributable Gold Equivalent ounce, (iii) average cash cost per Attributable Gold Equivalent ounce, (iv) cash operating margin and (v) cash flows from operating activities excluding changes in non-cash working capital. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.
i)Total Sales, Royalties and Income from other interests is a non-IFRS financial measure and is calculated by taking total revenue which includes Sales and Royalty Revenue, and adding contractual income relating to Streams, royalties and other interests excluding gains and losses on dispositions. The Company presents Total Sales, Royalties and Income from other interests as it believes that certain investors use this information to evaluate the Company’s performance and ability to generate cash flow in comparison to other streaming and royalty companies in the precious metals mining industry. Figure 1.1 provides a reconciliation of Total Sales, Royalties and Income from other interests.

Figure 1.1
In $000s	3 Months Ended Dec. 31, 2024	3 Months Ended Dec. 31, 2023	Year Ended Dec. 31, 2024	Year Ended Dec. 31, 2023

Total Revenue	$47,400	$44,498	$176,283	$179,636
Add:
Contractual income from streams, royalties and other interests[1]	—	1,810	—	11,810
Equals:
Total Sales, Royalties, and Income from other interests	$47,400	$46,308	$176,283	$191,446
1.During the three months ended March 31, 2023, the Company received a one-time contractual payment of $10.0 million relating to the Mt. Hamilton royalty included in Other Income. During the three months ended December 31, 2023, the Company received a one-time payment of $1.8 million related to the Company's Ming Gold Stream.

Sandstorm Gold Ltd.	35	2024 Annual Report

Management's Discussion & Analysis
ii)Attributable Gold Equivalent ounce is a non-IFRS financial ratio that uses Total Sales, Royalties, and Income from other interests as a component. Attributable Gold Equivalent ounce is calculated by dividing the Company’s Total Sales, Royalties, and Income from other interests (described further in item i above), less revenue attributable to non-controlling interests for the period, by the average realized gold price per ounce from the Company’s Gold Streams for the same respective period. The Company presents Attributable Gold Equivalent ounce as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis. Figure 1.2 provides a reconciliation of Attributable Gold Equivalent ounce.

Figure 1.2
(In $000s) (except for ounces and per ounce amounts)	3 Months Ended Dec. 31, 2024	3 Months Ended Dec. 31, 2023	Year Ended Dec. 31, 2024	Year Ended Dec. 31, 2023

Total Sales, Royalties, and Income from other interests	$47,400	$46,308	$176,283	$191,446
Less:
Revenue attributable to non-controlling interest	616	1,017	3,586	3,907
Total Sales, Royalties, and Income from other interests attributable to Sandstorm Gold Ltd. shareholders	$46,784	$45,291	$172,697	$187,539
Divided by:
Average realized gold price per ounce from the Company's Gold Streams	2,640	1,948	2,372	1,929
Equals:
Total Attributable Gold Equivalent ounces[1]	17,721	23,250	72,810	97,245
1. Recalculated totals may differ due to rounding
iii)Average cash cost per Attributable Gold Equivalent ounce is calculated by dividing the Company’s cost of sales, excluding depletion by the number of Attributable Gold Equivalent ounces (described further in item ii above). The Company presents average cash cost per Attributable Gold Equivalent ounce as it believes that certain investors use this information to evaluate the Company’s performance and ability to generate cash flow in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis. Figure 1.3 provides a reconciliation of average cash cost of gold on a per ounce basis.

Sandstorm Gold Ltd.	36	2024 Annual Report

Management's Discussion & Analysis

Figure 1.3
(In $000s) (except for ounces and per ounce amounts)	3 Months Ended Dec. 31, 2024	3 Months Ended Dec. 31, 2023	Year Ended Dec. 31, 2024	Year Ended Dec. 31, 2023

Cost of Sales, excluding depletion[1]	$4,319	$4,898	$19,994	$21,677
Divided by:
Total Attributable Gold Equivalent ounces sold	17,721	23,250	72,810	97,245
Equals:
Average cash cost (per Attributable Gold Equivalent ounce)	$244	$211	$275	$223
1.Cost of Sales, excluding depletion, includes cash payments made for Gold Equivalent ounces associated with commodity streams.

iv)Cash operating margin is calculated by subtracting the average cash cost per Attributable Gold Equivalent ounce from the average realized gold price per ounce from the Company's Gold Streams. The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company's performance and ability to generate cash flow in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis.
v)Cash flows from operating activities excluding changes in non-cash working capital is a non-IFRS financial measure and is calculated by adding back the decrease or subtracting the increase in changes in non-cash working capital to or from cash provided by (used in) operating activities. The Company presents cash flows from operating activities excluding changes in non-cash working capital as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis. Figure 1.4 provides a reconciliation of cash flows from operating activities excluding changes in non-cash working capital.

Figure 1.4
(In $000s)	3 Months Ended Dec. 31, 2024	3 Months Ended Dec. 31, 2023	Year Ended Dec. 31, 2024	Year Ended Dec. 31, 2023

Cash flows from operating activities	$36,114	$38,741	$135,378	$152,754
Less:
Changes in non-cash working capital	(732)	2,270	(3,591)	1,697
Equals:
Cash flows from operating activities excluding changes in non-cash working capital	$36,846	$36,471	$138,969	$151,057

Sandstorm Gold Ltd.	37	2024 Annual Report

Management's Discussion & Analysis
Liquidity and Capital Resources
As of December 31, 2024, the Company had cash and cash equivalents of $4.4 million (December 31, 2023 — $5.0 million) and working capital (current assets less current liabilities) of $15.5 million (December 31, 2023 — $37.6 million). As of the date of the MD&A, $340 million remains outstanding under the Company’s Revolving Facility and the undrawn and available balance remaining is $285 million.
During the year ended December 31, 2024, the Company generated cash flows from operating activities of $135.4 million compared with $152.8 million during the comparable period in 2023. When comparing the change, the primary drivers were a decrease in the number of Attributable Gold Equivalent ounces sold partially offset by an increase in the average realized selling price of gold.
During the year ended December 31, 2024, the Company had net cash inflows from investing activities of $10.9 million which were primarily the result of cash receipts of $20.7 million related to the disposition of investments including the Company's promissory note due from Americas Gold and Silver and $14.4 million related to the sale of a package of royalties to Evolve Strategic Element Royalties Ltd., net of transaction costs, both as part of the Company’s strategy of monetizing its non-core assets; partially offset by the acquisition of Stream, royalty and other interests and the acquisition of investments. During the year ended December 31, 2023, the Company had net cash outflows from investing activities of $22.2 million which were primarily the result of (i) the acquisition of $30.5 million in investments and other assets partially comprised of a $14.0 million secured loan to Bear Creek; and (ii) the acquisition of $20.9 million in stream, royalty and other interests; partially offset by $20.0 million received in connection with the partial disposition of the Antamina NPI and $10.0 million in connection with the disposal of the El Pilar and Blackwater royalties to Versamet.
During the year ended December 31, 2024, the Company had net cash outflows from financing activities of $146.7 million primarily related to (i) the repayment of $102.0 million on its revolving credit facility; (ii) interest expense payments of $32.7 million; (iii) $16.6 million in repurchases of the Company’s shares in accordance with its normal course issuer bid and other; and (iv) dividend payments of $17.5 million; partially offset by a $22.0 million draw down on its revolving credit facility. During the year ended December 31, 2023, the Company had net cash outflows from financing activities of $131.9 million primarily related to (i) the repayment of $104.0 million on its revolving credit facility; (ii) interest expense payments of $35.7 million; (iii) $16.0 million in repurchases of the Company’s shares in accordance with its normal course issuer bid and other; and (iv) dividend payments of $17.7 million; partially offset by a $41.5 million draw down on its revolving credit facility.

Sandstorm Gold Ltd.	38	2024 Annual Report

Management's Discussion & Analysis
Commitments and Contingencies
In connection with its Streams, the Company has committed to purchase the following:

Stream	% of Life of Mine Gold or Relevant Commodity	Per Ounce Cash Payment: lesser of amount below and the then prevailing market price of commodity (unless otherwise noted)

Antamina	1.66%	2.5% of silver spot price
Black Fox[1]	8%	$613
Blyvoor[2]	10%	$572
Bonikro[3]	6%	$400
Cerro Moro[4]	20%	30% of silver spot price
CEZinc[5]	1%	20% of quarterly average zinc spot price
Chapada[6]	4.2%	30% of copper spot price
Entrée[1,7,8]	5.62% on Hugo North Extension and 4.26% on Heruga	Varies
Greenstone[9]	2.375%	20% of gold spot price
Hod Maden[10]	20%	50% of gold spot price until 405,000 ounces of gold have been delivered, then 60% of gold spot price thereafter
Karma	1.625%	20% of gold spot price
Mercedes[11]	14,300 ounces of gold over 52 months and 4.4% thereafter 100% of silver produced beginning in 2028	25% of gold spot price 25% of silver spot price
Platreef[12]	37.5%	Varies
Relief Canyon[13]	44,312 ounces over approximately 8 years and 4% thereafter	Varies
Santa Elena[1]	20%	$482
South Arturo	40% on existing mineralized areas and 20% on new discoveries	20% of silver spot price
Vatukoula[14]	11,022 ounces over 4.5 years and 1.199%—1.363% thereafter	20% of gold spot price
Woodlawn[15]	Varies	Nil
1.Per ounce cash payment subject to an annual inflationary adjustment.
2.For the Blyvoor Gold Stream, until 300,000 ounces have been delivered, Blyvoor Gold (Pty) Ltd. will deliver 10% of gold production until 16,000 ounces have been delivered in the calendar year, then 5% of the remaining production for that calendar year. Following the Initial Blyvoor Delivery Threshold, Sandstorm will receive 0.5% of gold production on the first 100,000 ounces in a calendar year until a cumulative 10.32 million ounces of gold have been produced. Under the Stream agreement Sandstorm will make ongoing payments at the lesser of $572 per ounce delivered and the gold market price on the business day immediately preceding the date of delivery.
3.For the Bonikro Gold Stream, Sandstorm will receive 6% of gold produced at the mine until 39,000 ounces of gold are delivered, then 3.5% of gold produced until 61,750 cumulative ounces of gold have been delivered, then 2% thereafter. The Company is entitled to minimum annual deliveries of 4,000–6,000 ounces in the 2024–2026 period and 2,000–3,000 ounces in the 2027–2029 period. Under the Stream agreement Sandstorm will make ongoing payments at the lesser of $400 per ounce delivered and the gold market price on the business day immediately preceding the date of delivery.
4.Under the terms of the Cerro Moro silver stream, Sandstorm has agreed to purchase an amount of silver from Cerro Moro equal to 20% of the silver produced (up to an annual maximum of 1.2 million ounces of silver), until 7.0 million ounces of silver have been delivered to Sandstorm; then 9.0% of the silver produced thereafter.
5.For the CEZinc zinc stream, the Company has committed to purchase 1.0% of the zinc produced until the later of June 30, 2030 or delivery of 68.0 million pounds of zinc under the contract.

Sandstorm Gold Ltd.	39	2024 Annual Report

Management's Discussion & Analysis
6.For the Chapada copper stream, the Company has committed to purchase an amount equal to 4.2% of the copper produced (up to an annual maximum of 3.9 million pounds of copper) until the mine has delivered 39 million pounds of copper to Sandstorm; then 3.0% of the copper produced until, on a cumulative basis, the mine has delivered 50 million pounds of copper to Sandstorm; then 1.5% of the copper produced thereafter, for the life of the mine.
7.For the Entrée Gold Stream, after approximately 8.6 million ounces of gold have been produced from the joint venture property, the price increases from $220 per gold ounce to $500 per gold ounce. For the Entrée silver stream, the purchase price is the lesser of the prevailing market price and $5 per ounce of silver until 40.3 million ounces of silver have been produced from the entire joint venture property. Thereafter, the purchase price will increase to the lesser of the prevailing market price and $10 per ounce of silver. For the Entrée Gold and silver stream, percentage of life of mine is 5.62% on Hugo North Extension and 4.26% on Heruga if the minerals produced are contained below 560 metres in depth. For the Entrée Gold and silver stream, percentage of life of mine is 8.43% on Hugo North Extension and 6.39% on Heruga if the minerals produced are contained above 560 metres in depth.
8.For the Entrée copper stream, the Company has committed to purchase an amount equal to 0.42% of the copper produced from the Hugo North Extension and Heruga deposits. If the minerals produced are contained above 560 metres in depth, then the commitment increases to 0.62% for both the Hugo North Extension and Heruga deposits. Sandstorm will make ongoing per pound cash payments equal to the lesser of $0.50 and the then prevailing market price of copper, until 9.1 billion pounds of copper have been produced from the entire joint venture property. Thereafter, the ongoing per pound payments will increase to the lesser of $1.10 and the then prevailing market price of copper.
9.For Greenstone, the Gold Stream on the project is for 2.375% of gold production from the Greenstone Mine until 120,333 ounces of gold have been delivered, then 1.583% thereafter. In addition to the ongoing payments of 20% of the spot price of gold and to the extent the costs are incurred by the Greenstone Mine, Sandstorm will pay $30 per ounce to fund mine-level environmental and social programs.
10.Under the Hod Maden Gold Stream, Sandstorm will receive 20% of all gold produced from Hod Maden (on a 100% basis) and will make ongoing payments of 50% of the gold spot price until 405,000 ounces of gold are delivered (the "Delivery Threshold"). Once the Delivery Threshold has been reached, Sandstorm will receive 12% of the gold produced for the life of the mine for ongoing payments of 60% of the gold spot price.
11.Under the terms of the amended Mercedes Gold Stream, the Company will have the right to purchase 275 ounces per month through April 2028 and thereafter 4.4% of the gold produced from the Mercedes Mine for ongoing per ounce cash payments equal to 25% of the spot price of gold. Under the terms of the amended Mercedes silver stream, beginning in May 2028, the Company is entitled to purchase 100% of silver produced, the cost of which is 25% of the spot price of silver.
12.Under the terms of the Platreef Gold Stream, the Company has the right to purchase 37.5% of gold produced until 131,250 gold ounces have been delivered, 30% until an aggregate of 256,980 ounces of gold are delivered, and 1.875% thereafter if certain conditions are met. In calculating gold deliveries owing under the Stream, a fixed payability factor of 80% is applied to all gold production. Until 256,980 ounces have been delivered, Sandstorm will make ongoing payments equal to the lesser of $100 per ounce of gold and the gold market price on the business day immediately preceding the date of delivery. After 256,980 ounces have been delivered, Sandstorm will make ongoing payments of 80% of the spot price of gold for each ounce delivered.
13.For the Relief Canyon Stream, fixed ounce entitlement includes additional Stream funding advanced in 2023 and 2024. Beginning on the fifth anniversary of the start of the Fixed Deliveries, the Company is entitled to purchase 4.0% of the gold and silver produced from the Relief Canyon Mine for ongoing per ounce cash payments equal to 30%-65% of the spot price of gold or silver, with the range dependent on the concession's existing royalty obligations.
14.Under the terms of the amended Vatukoula Gold Stream, the Company is entitled to fixed deliveries totaling 11,022 gold ounces (the cost of which is 20% of the spot price) after January 1, 2023 (the "Vatukoula Fixed Delivery Period"). Following the Vatukoula Fixed Delivery Period, the Company is entitled to purchase 1.363% for the first 100,000 ounces of gold produced in a calendar year, and 1.199% for the volume of production above 100,000 ounces, with both variable delivery rates subject to upward adjustment depending on the final scale of the Company's investment in the Vatukoula Gold Stream.
15.For the Woodlawn silver stream, Sandstorm has agreed to purchase an amount of silver equal to 80% of payable silver produced. Deliveries under the Woodlawn silver stream are capped at AUD27 million. In addition, the Company holds a second stream at Woodlawn under which the operator has agreed to pay Sandstorm AUD1.0 million for each 1Mt of tailings ore processed at Woodlawn, subject to a cumulative cap of AUD10 million.

Contractual obligations related to bank debt, interest, and leases on an undiscounted basis are as follows:

In $000s	Total	Less than one year	1 – 3 years	4-5 years	More than 5 years

Bank debt[1]	$340,000	$—	$—	$340,000	$—
Estimated interest[2,3]	45,694	17,721	24,247	3,726	—
Leases[4]	21,910	2,533	4,288	4,047	11,042
Total[3]	$407,604	$20,254	$28,535	$347,773	$11,042
1.As at February 18, 2025, the Company had $340 million drawn and outstanding on the Revolving Facility. The repayment date in the table above reflects the full term of the facility which matures on December 9, 2028, assuming no extension periods and no optional prepayments.

Sandstorm Gold Ltd.	40	2024 Annual Report

Management's Discussion & Analysis
2.The amounts drawn on the Revolving Facility are subject to an interest rate of SOFR plus 1.75%-2.75% per annum, and the undrawn portion of the Revolving Facility is subject to a standby fee of 0.39% - 0.62% per annum, both of which are dependent on the terms of the Revolving Facility and the Company's leverage ratio. The interest charges in the table above and in footnote 3 have been estimated based on assumptions of the Company’s future leverage ratio. The Revolving Facility incorporates sustainability-linked incentive pricing terms that allow the Company to reduce the borrowing costs from the interest rates described above as the Company's targets are met. The interest charges have been estimated based on the assumption that the Company will continue with the same pricing adjustment to the debt maturity date. As the applicable interest rate is floating in nature, the interest charges are estimated based on market forward interest rate curves at the end of the reporting period.
3.Estimated interest in the table above has been calculated on the basis that the Company makes estimated principal prepayments of approximately $80-$95 million annually in accordance with its current forecasts over the term of the facility. If no prepayments are made and the entire balance outstanding as of the date of the MD&A is repaid at maturity, total interest expense would be $83.0 million with $19.1 million due in less than one year, $43.5 million in 1-3 years and $20.4 million in 4-5 years. With those resulting figures, total contractual obligations including debt, interest and lease payments would be $444.9 million; $21.6 million in less than 1 year, $47.8 million in 1-3 years, $364.5 million in 4-5 years and $11.0 million in more than 5 years.
4.The table above reflects the future minimum lease payments for the Company's leases related to offices in Vancouver, BC that have commenced and does not include expected sublease income.

As previously disclosed, Sandstorm became aware that a third party commenced legal proceedings against it in a Brazilian court. The proceedings involve severance owed to former employees of Colossus Mineração Ltda., a Brazilian subsidiary company of Colossus Minerals Inc. (an entity with which Sandstorm entered into a Stream). Since these severance claims, estimated to be approximately $8 million, remain outstanding, the claimants are seeking to recoup their claims from Sandstorm. Sandstorm intends on defending itself as it believes the case is without merit.
The Company has agreed to make available certain additional funds to Horizon subject to certain conditions, including availability, use of proceeds and other customary conditions up to a maximum of $150 million. The facility will bear interest at the secured overnight financing rate plus a margin (currently 2.0%–3.5% per annum). The maturity date of the Horizon facility is August 31, 2032 and is convertible to Horizon Shares at the option of the Company or Horizon (provided that no conversion will be effected if it would result in the Company holding a greater than 34% equity interest in Horizon). No amounts have been drawn to-date.
Across its current streaming agreements, the Company has committed, subject to certain conditions and the partners' continued good standing, to provide up to a maximum of $7.6 million in financing annually over the next three years, if required.
In addition to its current leased office space, the Company is party to a 15-year lease for office space which has not yet commenced. The Company has entered into agreements to fully sublet the space upon commencement. Under the terms of this agreement the minimum lease payments for the entire space, including the sublet areas, total approximately $25 million over the 15-year term.

Sandstorm Gold Ltd.	41	2024 Annual Report

Management's Discussion & Analysis
Share Capital
As of February 18, 2025 the Company had 296,139,540 common shares outstanding. As disclosed previously, the funds from the issuance of share capital have been used to finance the acquisition of Streams and royalties (recent acquisitions are described earlier in greater detail) and pay down debt.
Under the Company’s normal course issuer bid (“NCIB”), the Company is able, until May 6, 2025, to purchase up to 20 million common shares. The NCIB provides the Company with the option to purchase its common shares from time to time. During the year ended December 31, 2024 and under the Company’s current and previous NCIB, the Company purchased and cancelled approximately 2.0 common shares for $10.9 million.
During the three months ended March 31, 2022, the Company paid its first quarterly dividend of CAD0.02 per common share and has maintained that same dividend payment for each subsequent quarter. In December 2024 the Company declared a dividend of CAD0.02 per share payable to shareholders of record as of January 21, 2025. The full amount of the dividend of $4.1 million was paid in cash in January 2025.
The Company’s at-the-market equity program expired in October 2024, without any shares being issued under the program.
A summary of the Company’s share purchase options as of February 18, 2025 is as follows:

Year of expiry	Number outstanding	Vested	Exercise price per share (CAD)

2025	2,812,000	2,812,000	9.43
2026	2,968,000	2,968,000	7.18
2027	4,231,000	2,820,672	7.12
2028	4,101,417	1,367,146	6.53
	14,112,417	9,967,818	7.71[1]
1.Weighted average exercise price of options that are exercisable.
As of February 18, 2025, the Company had 2,440,984 restricted share rights outstanding.
On December 12, 2024 the Board of Directors approved the grant of 614,500 performance share rights, subject to shareholder and TSX approval, which is expected in 2025.

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Management's Discussion & Analysis
Key Management Personnel Compensation
The remuneration of directors and those persons having authority and responsibility for planning, directing, and controlling activities of the Company is as follows:

In $000s	Year Ended Dec. 31, 2024	Year Ended Dec. 31, 2023

Salaries and benefits	$2,464	$1,630
Share-based payments	4,868	5,116
Total key management compensation expense	$7,332	$6,746
Financial Instruments
The Company’s financial instruments consist of cash and cash equivalents, trade receivables and other, short-term and long-term investments, loans receivable which are included in investments, trade payables and other, lease liabilities, and bank debt. The Company’s short and long-term investments, excluding loans receivable, are initially recorded at fair value, and subsequently revalued to their fair market value at each period end. Investments in common shares and warrants held that have direct listings on an exchange are valued based on quoted prices in active markets. The fair value of warrants, convertible debt instruments and related instruments are determined using discounted cash flow models and Black-Scholes models based on relevant assumptions including discount rate, risk free interest rate, expected dividend yield, expected volatility, and expected warrant life which are supported by observable current market conditions. Investments are acquired for strategic purposes and may be disposed of from time to time. The fair value of the Company's other financial instruments, which include cash and cash equivalents, trade receivables and other, loans receivable which are included in investments, trade payables and other, and bank debt approximate their carrying values at December 31, 2024.
Sandstorm also holds common shares of Versamet Royalties Corp. (previously called Sandbox Royalties Corp.) and Horizon Copper. As a result of these equity ownership positions being greater than 20% on a fully diluted basis, Sandstorm has determined that it has significant influence over Versamet and Horizon Copper; consequently, they are related parties of the Company and any transactions with these entities are considered related party transactions.

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Management's Discussion & Analysis
Credit Risk
The Company’s credit risk is limited to cash and cash equivalents, loans receivable which are included in short and long-term investments, trade and other receivables and the Company’s investments in convertible debentures. The Company’s trade and other receivables are subject to the credit risk of the counterparties who own and operate the mines underlying Sandstorm’s royalty portfolio. In order to mitigate its exposure to credit risk, the Company closely monitors its financial assets and maintains its cash deposits in several high-quality financial institutions. The impact of expected credit losses on trade receivables and financial assets held at amortized cost is not material.
The Company’s investments in debentures are subject to the counterparties’ credit risk. In particular, the Company’s convertible debentures due from Horizon Copper and Bear Creek are subject to their respective credit risk, the Company’s ability to realize on its security and the net proceeds available under that security.
Market Risk
Market risk is the risk that the fair value of cash flows of a financial instrument will fluctuate due to changes in interest rates, exchange rates or other prices such as equity prices and commodity prices.
INTEREST RATE RISK
The Company is exposed to interest rate risk on its bank debt and its investments in debentures. The Company’s bank debt is subject to a floating interest rate. The Company monitors its exposure to interest rates. During the three months ended December 31, 2024, a 1% increase (decrease) in nominal interest rates would have increased (decreased) interest expense by approximately $0.9 million and would not have a material impact on the fair value of the Company’s investments in debentures.
CURRENCY RISK
Financial instruments that impact the Company’s net income (loss) or other comprehensive income (loss) due to currency fluctuations include cash and cash equivalents, loans receivable which are included in investments, trade and other receivables and trade payables and other denominated in Canadian dollars. Based on the Company's Canadian dollar denominated monetary assets and monetary liabilities at December 31, 2024, a 10% increase (decrease) of the value of the Canadian dollar relative to the United States dollar would increase (decrease) net income by $1.7 million and would not have a material impact on other comprehensive income.

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Management's Discussion & Analysis
OTHER RISKS
Sandstorm holds common shares, convertible debentures, loans receivable, warrants and investments of other companies with a combined fair market value as at December 31, 2024 of $235.7 million (December 31, 2023 — $258.9 million). The daily exchange traded volume of these shares, including the shares underlying the warrants, may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares. The Company is subject to default risk with respect to any debt instruments. The Company is exposed to equity price risk as a result of holding these investments in other mining companies. The Company does not actively trade these investments. Based on the Company's investments held as at December 31, 2024, a 10% increase (decrease) in the equity prices of these investments would increase (decrease) other comprehensive income by $1.9 million and would not have a material impact on net income.
Other Risks to Sandstorm
The primary risk factors affecting the Company are set forth below. For additional discussion of risk factors, please refer to the Company’s Annual Information Form dated March 27, 2024, which is available on www.sedarplus.ca.
The Chapada Mine, the Cerro Moro Mine, the Aurizona Mine, the Fruta del Norte Mine, the Relief Canyon Mine, the Black Fox Mine, the Hugo North Extension and Heruga deposits, the Gualcamayo Mine, the Lobo-Marte Project, the Houndé Mine, the Vatukoula Mine, the Vale Royalty Package, the Antamina Mine, the Blyvoor Mine, the Caserones Mine, the Mercedes Mine, the Bonikro Mine, CEZinc, the Hod Maden Project, Platreef, the Greenstone Mine, Robertson, Horne 5 and other royalties and commodity Streams in Sandstorm’s portfolio are hereafter referred to as the “Mines”.
Risks Relating to Mineral Projects
To the extent that they relate to the production of gold or an applicable commodity from, or the operation of, the Mines, the Company will be subject to the risk factors applicable to the operators of such Mines. Whether the Mines will be commercially viable depends on a number of factors, including cash costs associated with extraction and processing, the particular attributes of the deposit, such as size, grade, and proximity to infrastructure, as well as metal prices which are highly cyclical and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The Mines are also subject to other risks that could lead to their shutdown and closure including flooding and weather related events, the failure to receive permits or having existing permits revoked, collapse of mining infrastructure including tailings pond, as well as community or social related issues. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Mines becoming uneconomic resulting in their shutdown and closure. The Company is not entitled to purchase gold,

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Management's Discussion & Analysis
other commodities, receive royalties if no gold or applicable commodity is produced from the Mines or the underlying are expropriated or laws are enacted that effectively expropriate the economics of the Mines.
No Control Over Mining Operations
With respect to its Streams and royalties, the Company has no contractual rights relating to the operation or development of the Mines. Except for any payments which may be payable in accordance with applicable completion guarantees or cash flow guarantees, the Company will not be entitled to any material compensation if these mining operations do not meet their forecasted gold or other production targets in any specified period or if the Mines shut down or discontinue their operations on a temporary or permanent basis. The Mines may not commence commercial production within the time frames anticipated, if at all, and there can be no assurance that the gold or other production from such properties will ultimately meet forecasts or targets. At any time, any of the operators of the Mines or their successors may decide to suspend or discontinue operations. The Company is subject to the risk that the Mines shut down on a temporary or permanent basis due to issues including, but not limited to economics, lack of financial capital, floods, fire, mechanical malfunctions, social unrest, expropriation, and other risks. There are no guarantees the Mines will achieve commercial production, ramp-up targets, or complete expansion plans. These issues are common in the mining industry and can occur frequently.
No Control Over Underlying Investments and Securities
With respect to the Company’s investments in debt and equity securities and its investments in associates, the Company has no contractual rights over the operations of those investees. The Company does not control the investees’ operations, their boards or management teams. The decisions of those entities could at times conflict with the interests of the Company. Any adverse developments with respect to those entities, its cooperation or in its exploration, development, permitting and operation of the underlying assets may adversely affect the Company’s interests in those securities and investments.
Government Regulations
The Mines are subject to various foreign laws and regulations governing prospecting, exploration, development, production, exports, taxes, labour standards, waste disposal, protection and remediation of the environment, reclamation, historic and cultural resources preservation, mine safety and occupational health, handling, storage and transportation of hazardous substances and other matters. It is possible that the risks of expropriation, cancellation or dispute of licenses could result in substantial costs, losses, and liabilities in the future. The costs of discovering, evaluating, planning, designing, developing, constructing, operating, and closing the Mines in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance of such

Sandstorm Gold Ltd.	46	2024 Annual Report

Management's Discussion & Analysis
laws and regulations could become such that the owners or operators of the Mines would not proceed with the development of or continue to operate the Mines. Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations, and enforcement policies thereunder, and claims for damages to property and persons resulting from the Mines could result in substantial costs and liabilities in the future.
International Operations
The operations with respect to the Company’s gold, other precious metals and other interests are conducted in Canada, Mexico, the United States, Mongolia, Burkina Faso, Ecuador, South Africa, Ghana, Botswana, Côte d'Ivoire, Argentina, Brazil, Chile, Peru, Egypt, Ethiopia, Guyana, Paraguay, French Guiana, Türkiye, Fiji and Australia and as such, the Mines are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to, terrorism, international sanctions, hostage taking, military repression, crime, political instability, currency controls, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, the risks of war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, illegal mining, changes in taxation policies, restrictions on foreign exchange and repatriation, changing political conditions, and governmental regulations. Changes, if any, in mining or investment policies or shifts in political attitude may adversely affect the operations or profitability of the Mines in these countries. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, mine safety and the rewarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Any adverse developments with respect to SSR Mining and Lidya, its cooperation, its intention to pursue project financing, or in its exploration, development, permitting and operation of the Hod Maden Project in Türkiye may adversely affect the Company’s related exposure to the project. There are no assurances that the Company will be able to realize on its investments related to the Hod Maden Project if sanctions are imposed on Türkiye, Lidya and its related entities or SSR Mining. Any changes or unfavorable assessments with respect to (i) the validity, ownership, or existence of the Entrée Resources’ concessions; as well as (ii) the validity or enforceability of Entrée Resources’ joint venture agreement with Oyu Tolgoi LLC may adversely affect the Company’s profitability or profits realized under the Entrée Stream. The Serra Pelada royalty cash flow or profitability may be adversely impacted if the Cooperative de Mineração dos Garimpeiros de Serra Pelada, which holds a 25% interest in the Serra Pelada Mine, continues to take unfavorable actions. In addition, Colossus Minerals Inc.’s Brazilian subsidiary has payables in excess of $30 million and accordingly, there is a risk that it may be unable to repay its debts, resulting in insolvency and loss of any rights to the Serra Pelada mine. A failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the

Sandstorm Gold Ltd.	47	2024 Annual Report

Management's Discussion & Analysis
imposition of additional local or foreign parties as joint venture partners with carried or other interests. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Mines.
Income Taxes
No assurance can be given that new taxation rules will not be enacted or that existing rules will not be applied in a manner which could result in the Company’s past and future profits being subject to increased levels of income tax. The Company’s prior years’ Canadian tax returns may be audited by the Canada Revenue Agency (“CRA”) and no assurances can be given that tax matters, if they so arise, will be resolved favorably. Currently, the Company’s prior years’ tax returns for the 2021-2022 taxation years are under income tax audit by the CRA. The Company has not received any proposal or Notices of Reassessment in connection with this. The majority of the Company’s Streams and royalties have been entered into directly by Canadian based subsidiaries and are therefore, subject to Canadian tax. The Company is aware that the CRA has taken the position with other similar companies in the royalty and streaming business that the upfront payment made in connection with precious metal and commodity stream agreements should be deducted for income tax purposes in a similar manner to how such amount is expensed for financial statement purposes. Sandstorm believes that the Company’s position, as reflected in its filed Canadian income tax returns and consistent with the terms of the stream agreements, that the cost of the precious metal acquired under the streams is equal to the market value while a deposit is outstanding, and the cash cost thereafter is correct. If Sandstorm were to apply the CRA’s proposed methodology to prior taxation years, the Company estimates that losses would arise that could be carried back to reduce tax and interest to an immaterial amount.
Commodity Prices for Metals Produced from the Mines
The price of the Company’s common shares and the Company’s financial results may be significantly adversely affected by a decline in the price of gold, silver, copper, zinc and/or iron ore (collectively, the “Metals”). The price of the Metals fluctuates widely, especially in recent years, and is affected by numerous factors beyond the Company’s control, including but not limited to, the sale or purchase of the Metals by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold, silver, copper, zinc and iron ore producing countries throughout the world.
In the event that the prevailing market price of the Metals are at or below the price at which the Company can purchase such commodities pursuant to the terms of the Stream agreements associated with the metal interests, the Company will not generate positive cash flow or earnings. Declines in market prices could cause an operator to reduce, suspend or terminate production from an operating project or construction work at a development project, which may result in a temporary or permanent

Sandstorm Gold Ltd.	48	2024 Annual Report

Management's Discussion & Analysis
reduction or cessation of revenue from those projects, and the Company might not be able to recover the initial investment in Streams and royalties.
Information Systems and Cyber Security
The Company’s information systems, and those of its counterparties under the precious metal purchase agreements and vendors, are vulnerable to an increasing threat of continually evolving cybersecurity risks. Unauthorized parties may attempt to gain access to these systems or the Company’s information through fraud or other means of deceiving the Company’s counterparties.
The Company’s operations depend, in part, on how well the Company and its suppliers, as well as counterparties under the commodity purchase and royalty agreements, protect networks, equipment, information technology systems and software against damage from a number of threats. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.
Although to-date the Company has not experienced any material losses relating to cyber-attacks or other information security breaches, there can be no assurance that the Company will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain an area of attention.
Key Management
The Company is dependent upon the services of a small number of key management personnel who are highly skilled and experienced. The Company’s ability to manage its activities will depend in large part on the efforts of these individuals. The Company faces intense competition for qualified personnel, and there can be no assurance that the Company will be able to attract and retain such personnel. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Company.
Environmental
All phases of mining and exploration operations are subject to environmental regulation pursuant to a variety of government laws and regulations. Environmental legislation is becoming stricter, with increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and heightened responsibility for companies and their officers, directors, and employees. Continuing issues with tailings dam failures at other companies’ operations may increase the likelihood that these stricter standards and enforcement mechanisms will be implemented in the

Sandstorm Gold Ltd.	49	2024 Annual Report

Management's Discussion & Analysis
future. There can be no assurance that possible future changes in environmental regulation will not adversely affect the operations at the Mines, and consequently, the results of Sandstorm’s operations. Failure by the operators of the Mines to comply with these laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The occurrence of any environmental violation or enforcement action may have an adverse impact on the operations at the Mines, Sandstorm’s reputation and could adversely affect Sandstorm’s results of operations.
Government regulation relating to emission levels (such as carbon taxes) and energy efficiency is becoming more prevalent and stringent. While some of the costs associated with reducing emissions may be offset by increased energy efficiency and technological innovation, Sandstorm expects that increased government regulation will result in increased costs at some operations at the Mines if the current regulatory trend continues. All of Sandstorm’s mining interests are exposed to climate-related risks through the operations at the Mines. Climate change could result in challenging conditions and extreme weather that may adversely affect the operations at the Mines and there can be no assurances that mining operations will be able to predict, respond to, measure, monitor or manage the risks posed as a result of climate change factors.
Solvency Risk of Counterparties
The price of the common shares and the Company’s financial results may be significantly affected by the Mines operators’ ability to continue as a going concern and have access to capital. The lack of access to capital could result in these companies entering bankruptcy proceedings and as a result, Sandstorm may not be able to realize any value from its respective Streams or royalties.
As the Company’s Revolving Facility is secured against the Company’s assets, to the extent Sandstorm defaults on its debt or related covenants, the lenders may seize on their security interests. The realization of security or default could materially affect the price of the Company’s common shares and financial results.
The Company’s Vale Royalties are publicly traded on Brazil’s National Debenture System. The daily exchange traded volume of the Vale Royalties may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting their market value.
Health Crises and Other
Global markets have been adversely impacted by emerging infectious diseases and/or the threat of outbreaks of viruses, other contagions, or epidemic diseases, including recently, the novel COVID-19. A significant new outbreak or continued outbreaks of COVID-19 could result in a widespread crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn which could adversely affect the Company’s business and the market price of the common

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Management's Discussion & Analysis
shares. Many industries, including the mining industry, have been impacted by these market conditions. If increased levels of volatility continue or in the event of a rapid destabilization of global economic conditions, it may result in a material adverse effect on commodity prices, demand for metals, availability of credit, investor confidence, and general financial market liquidity, all of which may adversely affect the Company’s business and the market price of the Company’s securities. In addition, there may not be an adequate response to emerging infectious diseases, or significant restrictions may be imposed by a government, either of which may impact mining operations. There are potentially significant economic and social impacts, including labour shortages and shutdowns, delays and disruption in supply chains, social unrest, government or regulatory actions or inactions, including quarantines, declaration of national emergencies, permanent changes in taxation or policies, decreased demand or the inability to sell and deliver concentrates and resulting commodities, declines in the price of commodities, delays in permitting or approvals, suspensions or mandated shut downs of operations, governmental disruptions or other unknown but potentially significant impacts. At this time, the Company cannot accurately predict what effects these conditions will have on its operations or financial results, due to uncertainties relating to the ultimate geographic spread, the duration of the outbreak, and the length of restrictions or responses that have been or may be imposed by the governments. Given the global nature of the Company’s operations, the Company may not be able to accurately predict which operations will be impacted or if those impacted will resume operations. Any new outbreaks or the continuation of the existing outbreaks or threats of any additional outbreaks of a contagion or epidemic disease could have a material adverse effect on the Company, its business and operational results.
In addition to these risks, the business is subject to risks arising from global trade uncertainties, including the imposition of tariffs and other trade-related measures by various governments. Although the Company does not directly engage in manufacturing or distribution, our royalty and streaming revenues and production are derived from underlying operators who could be adversely affected by such trade policies. For example, tariffs on imported raw materials or components may increase the operating costs for our partners, disrupt supply chains, or reduce production volumes, which in turn could delay or diminish our royalty payments or production under our streaming agreements. The effect of evolving trade policies may exacerbate the uncertainties affecting the operators underlying our assets.

Sandstorm Gold Ltd.	51	2024 Annual Report

Management's Discussion & Analysis
Other
Critical Accounting Estimates
The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenditures during the periods presented. Notes 2 and 3 of the Company’s 2024 annual consolidated financial statements describe all of the material accounting policies as well as the significant judgments and estimates.
Disclosure Controls and Procedures
Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and the Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company’s system of disclosure controls and procedures includes, but is not limited to, the Disclosure Policy, the Code of Conduct, the Stock Trading Policy, Corporate Governance, the effective functioning of the Audit Committee and procedures in place to systematically identify matters warranting consideration of disclosure by the Audit Committee.
As at the end of the period covered by this Management’s Discussion and Analysis, management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by National Instrument 52-109 in Canada (“NI 52-109”) and under the Securities Exchange Act of 1934, as amended, in the United States. The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of December 31, 2024, the disclosure controls and procedures (as defined in National Instrument 52-109- Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) and Rules 13(a)-15(e) under the Securities Exchange Act of 1934, as amended) were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual and interim filings and other reports filed or submitted under applicable securities laws, is recorded, processed, summarized and reported within time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Sandstorm Gold Ltd.	52	2024 Annual Report

Management's Discussion & Analysis
Management’s Report on Internal Control Over Financial Reporting
Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as such term is defined in the rules of the National Instrument 52-109 in Canada and under the Securities Exchange Act of 1934, as amended, in the United States. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS.
The Company’s internal control over financial reporting includes:
•Maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;
•Providing reasonable assurance that transactions are recorded as necessary for preparation of the consolidated financial statements in accordance with IFRS;
•Providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and
•Providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company's consolidated financial statements would be prevented or detected on a timely basis.
The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures. Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024 based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2024, the Company’s internal control over financial reporting is effective and no material weaknesses were identified.
Changes in Internal Controls
There were no changes in internal controls of the Company during the year ended December 31, 2024 that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.

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Management's Discussion & Analysis
Limitations of Controls and Procedures
The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.
New Accounting Standards Issued But Not Yet Effective
The Company is currently assessing the impact of the following new and amended standards.
The International Accounting Standards Board has issued classification and measurement and disclosure amendments to IFRS 9 and IFRS 7 which are effective for years beginning on or after January 1, 2026 with earlier application permitted. The amendments clarify the date of recognition and derecognition of some financial assets and liabilities and introduce a new exception for some financial liabilities settled through an electronic payment system. Other changes include a clarification of the requirements when assessing whether a financial asset meets the solely payments of principal and interest criteria and new disclosures for certain instruments with contractual terms that can change cash flows (including instruments where cash flow changes are linked to environmental, social or governance targets).
IFRS 18, Presentation and Disclosure in Financial Statements is a new standard that will provide new presentation and disclosure requirements and which will replace International Accounting Standard ("IAS") 1, Presentation of Financial Statements. IFRS 18 introduces changes to the structure of the statement of income; provides required disclosures in financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements; and provides enhanced principles on aggregation and disaggregation in financial statements. Many other existing principles in IAS 1 have been maintained. IFRS 18 is effective for years beginning on or after January 1, 2027, with earlier application permitted.

Sandstorm Gold Ltd.	54	2024 Annual Report

Management's Discussion & Analysis
Forward Looking Statements
This MD&A and any exhibits attached hereto and incorporated herein, if any, contain “forward-looking statements”, within the meaning of the U.S. Securities Act of 1933, as amended, the U.S. Securities Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian and other securities legislation, concerning the business, operations and financial performance and condition of Sandstorm. Forward-looking information is provided as of the date of this MD&A and Sandstorm does not intend, and does not assume any obligation, to update this forward-looking information, except as required by law.
Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking information is based on reasonable assumptions that have been made by Sandstorm as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; Antamina Mine, Blyvoor Mine, Caserones Mine, Mercedes Mine, Bonikro Mine, CEZinc, Hod Maden Project, Platreef, Greenstone Mine, Robertson, Horne 5, the Chapada Mine, the Cerro Moro Mine, the Houndé Mine, the Gualcamayo Mine, the Fruta del Norte Mine, the Black Fox Mine, the Aurizona Mine, the Relief Canyon Mine, the Hugo North Extension and Heruga deposits, the mines underlying the Sandstorm portfolio of royalties, the Lobo-Marte Project, the Vatukoula Mine, or the Vale Royalty Package; the absence of control over mining operations from which Sandstorm will purchase gold or other commodities, or receive royalties from and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of minerals; industry conditions, including fluctuations in the price of metals, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Sandstorm; the number or aggregate value of common shares which may be purchased under the NCIB; audits being conducted by the CRA and available remedies; the expectation that the terms of the earn-in milestone payments of SSR Mining's agreement to acquire a 40% operating interest in the Hod Maden Project will be fulfilled, its intention to pursue project financing, including expectation of benefits to the overall development of the project as a result of the SSR Mining acquisition and its ability to fulfil its role as operator of the Hod Maden Project, including the social and regulatory license to operate; management’s expectations regarding Sandstorm’s growth; stock market volatility; competition; as well as those factors discussed in the section entitled “Risks to Sandstorm” herein and those risks described in the section entitled “Risk Factors” contained in Sandstorm’s most recent Annual Information Form for the year ended December 31, 2023 available at www.sedarplus.ca and www.sec.gov and incorporated by reference herein.
Forward-looking information in this MD&A includes, among other things, disclosure regarding: the impact of COVID-19 on the business, audits being conducted by the CRA and available remedies, management’s expectations regarding Sandstorm’s growth, Sandstorm’s existing Gold Streams and royalties as well as its future outlook, the operators of the mines ability to fulfil their roles as operators, including the social and regulatory license to operate; the Mineral Reserve and Mineral Resource estimates for each of the Chapada Mine, the Cerro Moro Mine, the Houndé Mine, the Gualcamayo Mine, the Fruta del Norte Mine, the Black Fox Mine, the Aurizona Mine, the Relief Canyon Mine, the Hugo North Extension and Heruga deposits, the mines underlying the Sandstorm portfolio of royalties, the Lobo-Marte Project, the Vatukoula Mine, the Vale Royalty Package, the Antamina Mine, the Blyvoor Mine, the Caserones Mine, the Mercedes Mine, the Bonikro Mine, CEZinc, the Hod Maden Project, Platreef, the Greenstone Mine, Robertson, and Horne 5. Forward-looking information is based on assumptions management believes to be reasonable, including but not limited to the continued operation of the mining operations from which Sandstorm will purchase gold, other commodities or receive royalties from, no material adverse change in the market price of commodities, that the mining operations will operate in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out therein.
Although Sandstorm has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information.
Sandstorm provides certain links to websites in this MD&A, including www.sandstormgold.com. No such websites are incorporated by reference herein.
Imola Götz, the Vice President, Mining and Engineering of the Company, is a "qualified person" as such term is defined under National Instrument 43-101 and has reviewed and approved the scientific and technical information disclosed in this document.

Sandstorm Gold Ltd.	55	2024 Annual Report

Consolidated Financial Statements
For the Year Ended December 31, 2024

Sandstorm Gold Ltd.	56	2024 Annual Report

Management’s Responsibility for Financial Reporting
The accompanying consolidated financial statements of Sandstorm Gold Ltd. and all the information in this annual report are the responsibility of management and have been approved by the Board of Directors.
The consolidated financial statements have been prepared by management on a going concern basis in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS” or "IFRS Accounting Standards"). When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not exact since they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Management has prepared the financial information presented elsewhere in the annual report and has ensured that it is consistent with that in the financial statements.
Sandstorm Gold Ltd. maintains systems of internal accounting and administrative controls in order to provide, on a reasonable basis, assurance that the financial information is relevant, reliable and accurate and that the Company's assets are appropriately accounted for and adequately safeguarded.
The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.
The Audit Committee is appointed by the Board, and all of its members are independent directors. The Audit Committee meets at least four times a year with management, as well as the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities, and to review the quarterly and the annual reports, the financial statements and the external auditors' report. The Audit Committee reports its findings to the Board for consideration when approving the financial statements for issuance to the shareholders. The Audit Committee also considers, for review by the Board and approval by the shareholders, the engagement or reappointment of the external auditors. The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, Chartered Professional Accountants, in accordance with the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. PricewaterhouseCoopers LLP has full and free access to the Audit Committee.

“Nolan Watson” “Erfan Kazemi”
 President & Chief Executive Officer Chief Financial Officer
February 18, 2025

Sandstorm Gold Ltd.	57	2024 Annual Report

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Sandstorm Gold Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Sandstorm Gold Ltd. and its subsidiaries (the Company) as of December 31, 2024 and 2023, and the related consolidated statements of income (loss), of comprehensive income (loss), of changes in equity and of cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control ‒ Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control ‒ Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of impairment indicators of stream, royalty and other interests

As described in notes 3 and 5 to the consolidated financial statements, the Company’s stream, royalty and other interests carrying amount was $1,489 million as of December 31, 2024. Management assesses whether any indication of impairment exists at the end of each reporting period for each stream, royalty and other interest, including assessing whether there are observable indications that the asset’s value has declined during the period. If such an indication exists, the recoverable amount of the interest is estimated in order to determine the extent of the impairment (if any). Management uses judgment when assessing whether there are indicators of impairment, such as significant changes in future commodity prices, discount rates, operator reserve and resource estimates or other relevant information received from the operators that indicates production from the interests will not likely occur or may be significantly reduced in the future

The principal considerations for our determination that performing procedures relating to the assessment of impairment indicators of stream, royalty and other interests is a critical audit matter are (i) the judgment by management when assessing whether there were indicators of impairment related to significant changes in future commodity prices, discount rates, operator reserve and resource estimates or other relevant information received from the operators that indicates production from the interests will not likely occur or may be significantly reduced in the future; and (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence related to management’s assessment of impairment indicators of stream, royalty and other interests.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s review of the assessment of impairment indicators of stream, royalty and other interests. These procedures also included, among others, evaluating the reasonableness of management’s assessment of indicators of impairment for a sample of stream, royalty and other interests, related to significant changes in future commodity prices, discount rates, operator reserve and resource estimates or other relevant information received from the operators that indicates production from the interests will not likely occur or may be significantly reduced in the future, by considering (i) the current and past performance of the underlying mining operation associated with the interest; (ii) external market and industry data; (iii) the publicly disclosed information by operators of the underlying mining operation associated with the interests; and (iv) consistency with evidence obtained in other areas of the audit.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada

February 18, 2025

We have served as the Company’s auditor since 2016.

Consolidated Statements of Financial Position	Expressed in U.S. Dollars ($000s)

ASSETS	Note	December 31, 2024	December 31, 2023
Current
Cash and cash equivalents		$4,395	$5,003
Trade and other receivables	8	19,955	16,065
Short-term investments	7	7,123	28,400
Other current assets		212	4,310
		$31,685	$53,778
Non-Current
Stream, royalty and other interests	5	$1,489,353	$1,560,416
Investments in associates	6	72,292	57,559
Investments	7	228,548	230,474
Other long-term assets	10 (b)	28,306	29,199
Total assets		$1,850,184	$1,931,426

LIABILITIES
Current
Trade payables and other	9	$16,227	$16,193
Non-Current
Bank debt	12	$355,000	$435,000
Deferred income tax and other liabilities	10	29,615	26,252
Total liabilities		$400,842	$477,445

EQUITY
Share capital	11	$1,302,785	$1,312,352
Reserves		32,987	28,716
Retained earnings		119,928	122,917
Accumulated other comprehensive loss		(30,029)	(34,984)
Equity attributable to Sandstorm Gold Ltd.’s shareholders		$1,425,671	$1,429,001
Non-controlling interests		23,671	24,980
Total liabilities and equity		$1,850,184	$1,931,426
Commitments and contingencies (note 16)
Subsequent event (note 18)
The accompanying notes are an integral part of these consolidated financial statements.

On Behalf of the Board:	“Nolan Watson”, Director	“David De Witt”, Director

Sandstorm Gold Ltd.	61	2024 Annual Report

Consolidated Statements of Income (Loss)	Expressed in U.S. Dollars ($000s) Except for per share amounts

	Note	Year Ended December 31, 2024	Year Ended December 31, 2023

Sales	17	$107,742	$106,584
Royalty revenue	17	68,541	73,052
Total revenue		$176,283	$179,636

Cost of sales, excluding depletion	17	19,994	21,677
Depletion	17	60,308	75,337
Total cost of sales		$80,302	$97,014

Gross profit		$95,981	$82,622

Expenses and other (income)
Administration expenses[1]	13	$17,887	$14,373
Project evaluation[1]		7,063	7,153
Finance expense		35,028	39,515
Loss (gain) on revaluation of investments	7	4,628	(15,671)
Loss (gain) on disposal and impairment of Stream, royalty and other interests		3,689	(322)
Contractual income from Stream, royalty and other interests	17	—	(11,810)
Other		(1,848)	2,472
Income before taxes		$29,534	$46,912

Current income tax expense		8,490	8,706
Deferred income tax expense (recovery)		5,540	(4,503)
Total income tax expense	10	$14,030	$4,203

Net income for the year		$15,504	$42,709

Net income for the year attributable to:
Sandstorm Gold Ltd.’s shareholders		$14,293	$41,716
Non-controlling interests		1,211	993
Earnings per share attributable to Sandstorm Gold Ltd.’s shareholders:
Basic earnings per share		$0.05	$0.14
Diluted earnings per share		$0.05	$0.14
Weighted average number of common shares outstanding
Basic	11 (e)	297,489,424	297,406,309
Diluted	11 (e)	299,853,763	299,991,157
1.Equity settled share-based compensation (a non-cash item) is included in administration expenses and project evaluation		$7,851	$7,616
The accompanying notes are an integral part of these consolidated financial statements.

Sandstorm Gold Ltd.	62	2024 Annual Report

Consolidated Statements of Comprehensive Income (Loss)	Expressed in U.S. Dollars ($000s)

	Note	Year Ended December 31, 2024	Year Ended December 31, 2023

Net income for the year		$15,504	$42,709

Other comprehensive income (loss) for the year
Items that may subsequently be reclassified to net income:
Currency translation differences		$(3)	$(65)
Items that will not subsequently be reclassified to net income:
Gain (loss) on FVTOCI investments and other		5,243	(8,520)
Tax (expense) recovery on FVTOCI investments		(285)	1,091
Total other comprehensive income (loss) for the year		$4,955	$(7,494)
Total comprehensive income for the year		$20,459	$35,215
The accompanying notes are an integral part of these consolidated financial statements.

Sandstorm Gold Ltd.	63	2024 Annual Report

Consolidated Statements of Cash Flow	Expressed in U.S. Dollars ($000s)

Cash flow from (used in):	Note	Year Ended December 31, 2024	Year Ended December 31, 2023

OPERATING ACTIVITIES
Net income for the year		$15,504	$42,709
Items not affecting cash:
Depletion and depreciation		$62,308	$75,927
Interest expense and financing amortization		34,930	39,400
Share-based payments		7,851	7,616
Deferred income tax expense (recovery)		5,540	(4,503)
Loss (gain) on revaluation of investments		4,628	(15,671)
Loss (gain) on disposal and impairment of stream, royalty and other interests		3,689	(322)
Unrealized foreign exchange (gain) loss		(1,158)	1,349
Interest income and other		5,677	4,552
Changes in non-cash working capital	14	(3,591)	1,697
		$135,378	$152,754

INVESTING ACTIVITIES
Proceeds from disposal of investments and other		$20,669	$5,741
Proceeds from disposal of Stream, royalty and other interests	5	14,387	23,554
Acquisition of Stream, royalty, and other interests		(13,000)	(20,943)
Acquisition of investments and other assets		(11,112)	(30,534)
		$10,944	$(22,182)

FINANCING ACTIVITIES
Bank debt repaid		$(102,000)	$(104,000)
Bank debt drawn		22,000	41,500
Interest paid		(32,669)	(35,720)
Dividends paid		(17,509)	(17,736)
Redemption of common shares (normal course issuer bid) and other		(16,557)	(15,970)
		$(146,735)	$(131,926)

Effect of exchange rate changes on cash and cash equivalents		$(195)	$(672)

Net decrease in cash and cash equivalents		$(608)	$(2,026)
Cash and cash equivalents — beginning of the year		5,003	7,029
Cash and cash equivalents — end of the year		$4,395	$5,003
Supplemental cash flow information (note 14)
The accompanying notes are an integral part of these consolidated financial statements.

Sandstorm Gold Ltd.	64	2024 Annual Report

Consolidated Statements of Changes in Equity	Expressed in U.S. dollars ($000s)

		Share Capital		Reserves
	Note	Number	Amount	Share Options, Warrants and Restricted Share Rights	Retained Earnings	Accumulated Other Comprehensive Loss	Total equity attributable to Sandstorm Gold Ltd.’s shareholders	Non-controlling interests	Total

At January 1, 2023		298,843,661	$1,318,622	$24,647	$98,921	$(27,490)	$1,414,700	$26,705	$1,441,405
Options exercised	11 (b)	1,147,066	6,102	(1,031)	—	—	5,071	—	5,071
Vesting of restricted share rights		463,506	2,516	(2,516)	—	—	—	—	—
Acquisition and cancellation of common shares (normal course issuer bid)		(2,787,995)	(14,385)	—	—	—	(14,385)	—	(14,385)
Share-based payments		—	—	7,616	—	—	7,616	—	7,616
Share issuance costs		—	(503)	—	—	—	(503)	—	(503)
Dividends declared		—	—	—	(17,720)	—	(17,720)	(2,718)	(20,438)
Total comprehensive income (loss)		—	—	—	41,716	(7,494)	34,222	993	35,215
At December 31, 2023		297,666,238	$1,312,352	$28,716	$122,917	$(34,984)	$1,429,001	$24,980	$1,453,981
Options exercised	11 (b)	242,000	1,437	(1,140)	—	—	297	—	297
Vesting of restricted share rights		458,094	2,440	(2,440)	—	—	—	—	—
Acquisition and cancellation of common shares (normal course issuer bid)	11 (a)	(1,965,925)	(10,852)	—	—	—	(10,852)	—	(10,852)
Automatic Share Purchase Plan liability	11 (a)	—	(2,641)	—	—	—	(2,641)	—	(2,641)
Share-based payments		—	—	7,851	—	—	7,851	—	7,851
Share issuance costs		—	49	—	—	—	49	—	49
Dividends declared	11 (a)	—	—	—	(17,282)	—	(17,282)	(2,520)	(19,802)
Total comprehensive income (loss)		—	—	—	14,293	4,955	19,248	1,211	20,459
At December 31, 2024		296,400,407	$1,302,785	$32,987	$119,928	$(30,029)	$1,425,671	$23,671	$1,449,342
The accompanying notes are an integral part of these consolidated financial statements.

Sandstorm Gold Ltd.	65	2024 Annual Report

Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2024 | Expressed In U.S. Dollars
1.Nature of Operations
Sandstorm Gold Ltd. was incorporated under the Business Corporations Act of British Columbia on March 23, 2007. Sandstorm Gold Ltd. and its subsidiary entities (collectively “Sandstorm”, “Sandstorm Gold” or the “Company”) is a resource-based company that seeks to acquire gold and other metals purchase agreements (“Gold Streams” or “Streams”) and royalties from companies that have advanced stage development projects or operating mines. In return for making an upfront payment to acquire a Stream or royalty, Sandstorm receives the right to purchase, at a fixed price per unit or at a fixed percentage of the spot price, a percentage of a mine’s production for the life of the mine (in the case of a Stream) or a portion of the revenue generated from the mine (in the case of a royalty).
The head office, principal address and registered office of the Company are located at Suite 3200, 733 Seymour Street, Vancouver, British Columbia V6B 0S6.
These consolidated financial statements were authorized for issue by the Board of Directors of the Company on February 18, 2025.
2.Summary of Material Accounting Policies
AStatement of Compliance
These consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards” or "IFRS").
BBasis of Presentation
These consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments, which are measured at fair value.
The consolidated financial statements are presented in United States dollars, and all values are rounded to the nearest thousand except as otherwise indicated.

Sandstorm Gold Ltd.	66	2024 Annual Report

Financial Statements
CPrinciples of Consolidation
These consolidated financial statements include the accounts of the Company and its subsidiaries which are wholly owned: Inversiones Mineras Australes Holdings (BVI) Inc., Inversiones Mineras Australes S.A., Premier Royalty U.S.A. Inc., SA Targeted Investing Corp., Sandstorm Metals & Energy (US) Inc. Coral Resources Inc., and Nomad Royalty Company Ltd. Subsidiaries are fully consolidated from the date the Company obtains control and continue to be consolidated until the date that control ceases. These consolidated financial statements also include the accounts of the Company’s 67.5% interest in Compañia Minera Caserones (“CMC”). The non-controlling interest related to this entity has been recorded in equity. Sandstorm consolidates the results of CMC on a 100% basis, with the proportionate share of net income (loss) and comprehensive income (loss) attributable to owners of the Company and non-controlling interest presented separately. Control is achieved when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.
All intercompany balances, transactions, revenues and expenses have been eliminated on consolidation.
DInvestments in Associates
An associate is an entity over which the Company has significant influence and is neither a subsidiary nor a joint arrangement. The Company has significant influence when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policies.
The Company accounts for its investments in associates using the equity method. Under the equity method, the Company’s investments in associates are initially recognized at cost when acquired and subsequently increased or decreased to recognize the Company’s share of net income and losses of the associate, after any adjustments necessary to give effect to uniform accounting policies, any other movement in the associate’s reserves, and for impairment losses after the initial recognition date. The Company’s share of income and losses of the associate is recognized in net income during the period. Unrealized gains on transactions between the Company and an associate are eliminated to the extent of the Company’s interest in the associate. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Dilution gains and losses arising from changes in interests in investments in associates are recognized in the consolidated statement of income or loss. Dividends received from the associate are accounted for as a reduction in the carrying amount of the Company’s investment.

Sandstorm Gold Ltd.	67	2024 Annual Report

Financial Statements
EStream, Royalty and Other Interests
Stream, royalty and other interests consist of acquired royalty and Stream metal purchase agreements. These interests are recorded at cost and capitalized as long term tangible assets with finite lives. They are subsequently measured at cost less accumulated depletion and accumulated impairment losses, if any. Project evaluation costs that are not related to a specific agreement are expensed in the period incurred.
Stream, royalty and other interests related to producing mines are depleted using the units-of-production method over the life of the property to which the agreement relates. The life of the property is estimated using life of mine models specifically associated with the mineral royalty or stream properties which include proven and probable Mineral Reserves and may include a portion of Mineral Resources expected to be converted into Mineral Reserves. Where life of mine models are not available, the Company uses publicly available statements of Mineral Reserves and Mineral Resources for the mineral royalty or stream properties to estimate the life of the property and portion of Mineral Resources that the Company expects to be converted into Mineral Reserves covered by the agreement. Where life of mine models and publicly available Mineral Reserve and Mineral Resource statements are not available, depletion is based on the Company’s best estimate of the volumes to be produced and delivered under the contract. The Company relies on information on Mineral Reserves and Mineral Resources available to it under contracts with operators and/or public disclosures from the operators of the producing mineral and stream interests.
On acquisition of a Stream, royalty or other interest, an allocation of its cost may be attributed to the exploration potential of the interest and is recorded as a non-depletable asset on the acquisition date. The value of the exploration potential is accounted for by reference to IFRS 6, Exploration and Evaluation of Mineral Resources and is not depleted until such time as the technical feasibility and commercial viability have been established at which point the value of the asset is accounted for by reference to IAS 16, Property, Plant and Equipment.
FImpairment of Stream, Royalty and Other Interests
Evaluation of the carrying values of each Stream, royalty and other interest is undertaken when events or changes in circumstances indicate that the carrying values may not be recoverable and at each reporting period. If any indication of impairment exists, the recoverable amount is estimated to determine the extent of any impairment loss. The recoverable amount is the higher of the fair value less costs of disposal and value in use.
Fair value is the price that would be received from selling an asset in an orderly transaction between market participants at the measurement date. Costs of disposal are incremental costs directly attributable to the disposal of an asset. Fair value less costs of disposal is usually estimated using a discounted cash flow approach. Estimated future cash flows are calculated using estimated production, sales prices, and a discount rate. Estimated production is determined using current Mineral Reserves

Sandstorm Gold Ltd.	68	2024 Annual Report

Financial Statements
and the portion of Mineral Resources expected to be classified as Mineral Reserves as well as exploration potential expected to be converted into Mineral Resources. Estimated sales prices are determined by reference to a long-term metal price forecasts by analysts and management’s expectations. The discount rate is estimated using a discount rate incorporating analyst views and management’s expectations to value precious metal royalty companies. Value in use is determined as the present value of future cash flows expected to be derived from continuing use of an asset in its present form for those assets where value in use exceeds fair value less costs of disposal. If it is determined that the recoverable amount is less than the carrying value, then an impairment is recognized within net income (loss) immediately.
An assessment is made at each reporting period if there is any indication that a previous impairment loss may no longer exist or has decreased. If any indications are present, the carrying amount of the Stream, royalty and other interest is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount net of depletion that would have been determined had no impairment loss been recognized for the Stream, royalty and other interest in previous periods.
GRevenue Recognition
Revenue is comprised of revenue earned in the period from contracts with customers under each of the Company's royalty and Stream interests. The Company has determined that each unit of a commodity that is delivered to a customer under a royalty and Stream interest is a performance obligation for the delivery of a good that is separate from each other unit of the commodity to be delivered under the same arrangement. In accordance with IFRS 15, the Company recognizes revenue to depict the transfer of the relevant commodity to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those commodities.
For Stream interests, revenue recognition occurs when the relevant commodity received from the Stream operator is transferred by the Company to its third-party customers.
For royalty interests, revenue recognition occurs when the relevant commodity is transferred to the end customer by the operator of the royalty property. Revenue is measured at the fair value of the consideration received or receivable when management can reliably estimate the amount, pursuant to the terms of the royalty agreement. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of consideration to which it expects to be entitled and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates and actual amounts are adjusted and recorded in the period that the actual amounts are known.

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HForeign Currency Translation
The functional currency of the Company and its subsidiaries is the principal currency of the economic environment in which they operate. For the Company and its subsidiaries Inversiones Mineras Australes Holdings (BVI) Inc., Inversiones Mineras Australes S.A., Premier Royalty U.S.A. Inc., SA Targeted Investing Corp., Sandstorm Metals & Energy (US) Inc., Coral Resources Inc., Nomad Royalty Company Ltd., the company's interest in CMC, the Company’s Versamet Royalties Corporation ("Versamet") (previously called Sandbox Royalties Corp.) investment in associate and the Company's Horizon Copper Corp. (“Horizon” or “Horizon Copper”) investment in associate, the functional currency is the U.S. dollar.
Transactions in foreign currencies are initially recorded in the entity’s functional currency at the rate on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated using the closing rate as at the reporting date.
IFinancial Instruments
The Company’s financial instruments consist of cash and cash equivalents, trade receivables and other, short and long-term investments, loans receivable, trade payables and other and bank debt. All financial instruments are initially recorded at fair value and designated as follows:
Cash and cash equivalents, trade receivables and other, and loans receivable are classified as financial assets at amortized cost and trade payables and other and bank debt are classified as financial liabilities at amortized cost. Both financial assets at amortized cost and financial liabilities at amortized cost are measured at amortized cost using the effective interest method.
The Company’s financial assets which are subject to credit risk include cash and cash equivalents, trade receivables and other and loans receivable. At December 31, 2024 and December 31, 2023, the Company determined that the expected credit losses on its financial assets were nominal. There were no material impairment losses recognized on financial assets during the years ended December 31, 2024 and December 31, 2023.
Investments in common shares are held for long-term strategic purposes and not for trading. The Company has made an irrevocable election to designate all these investments as fair value through other comprehensive income (“FVTOCI”) in order to provide a more meaningful presentation based on management’s intention, rather than reflecting changes in fair value in net income. Such investments are measured at fair value at the end of each reporting period, with any gains or losses arising on re-measurement recognized as a component of other comprehensive income under the classification of gain (loss) on revaluation of investments. Cumulative gains and losses are not subsequently reclassified to profit or loss.
Investments in warrants and convertible debt instruments are classified as fair value through profit or loss (“FVTPL”). These warrants and convertible debt instruments are measured at fair value at the end

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of each reporting period, with any gains or losses arising on re-measurement recognized as a component of net income (loss) under the classification of gain (loss) on revaluation of investments.
Transaction costs on initial recognition of financial instruments classified as FVTPL are expensed as incurred. Transaction costs incurred on initial recognition of financial instruments classified as loans and receivables, FVTOCI and other financial liabilities are recognized at their fair value amount and offset against the related loans and receivables or capitalized when appropriate.
Financial assets are derecognized when the contractual rights to the cash flows from the asset expire. Financial liabilities are derecognized only when the Company’s obligations are discharged, cancelled or they expire. On derecognition, the difference between the carrying amount (measured at the date of derecognition) and the consideration received (including any new asset obtained less any new liability obtained) is recognized in profit or loss.
JInventory
When refined gold or the applicable commodity, under the Stream agreement, is delivered to the Company, it is recorded as inventory. The amount recognized for inventory includes both the cash payment and the related depletion associated with the related Stream interest.
KCash and Cash Equivalents
Cash and cash equivalents include cash on account, demand deposits and money market investments with maturities from the date of acquisition of three months or less, which are readily convertible to known amounts of cash and are subject to insignificant changes in value.
LIncome Taxes
Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used are those that are substantively enacted at the reporting date.
Deferred income taxes are provided for using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for accounting. The change in the net deferred income tax asset or liability is included in income except for deferred income tax relating to equity items which is recognized directly in equity, and relating to investments in common shares designated as FVTOCI which is recognized in other comprehensive income. The income tax effects of differences in the periods when revenue and expenses are recognized in accordance with Company accounting practices, and the periods they are recognized for income tax purposes are reflected as deferred income tax assets or liabilities. Deferred income tax assets and liabilities are measured using the substantively enacted statutory income tax rates which are expected to apply to taxable income in the years in which the assets are realized or the liabilities settled. A deferred tax asset

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is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available for utilization. Temporary differences are not provided for on the initial recognition of assets or liabilities that affect neither accounting nor taxable earnings.
Deferred income tax assets and liabilities are offset only if a legally enforceable right exists to offset current tax assets against liabilities and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on the same taxable entity and are intended to be settled on a net basis.
The determination of current and deferred taxes requires interpretations of tax legislation, estimates of expected timing of reversal of deferred tax assets and liabilities, and estimates of future earnings.
MShare Capital and Share Purchase Warrants
The proceeds from the issue of units are allocated between common shares and share purchase warrants (with an exercise price denominated in U.S. dollars) on a pro-rata basis based on relative fair values at the date of issuance. The fair value of common shares is based on the market closing price on the date the units are issued and the fair value of share purchase warrants is determined using the quoted market price or if the warrants are not traded, using the Black-Scholes Model (“BSM”) as of the date of issuance. Equity instruments issued to agents as financing costs are measured at their fair value at the date the services were provided. Upon exercise, the original consideration is reallocated from share purchase warrants reserve to issued share capital along with the associated exercise price. Original consideration associated with expired share purchase warrants is reallocated to issued share capital.
NEarnings Per Share
Basic earnings per share is computed by dividing the net income available to Sandstorm common shareholders by the weighted average number of common shares issued and outstanding during the period. Diluted earnings per share is calculated assuming that outstanding share options and share purchase warrants, with an average market price that exceeds the average exercise prices of the options and warrants for the year, are exercised and the proceeds are used to repurchase shares of the Company at the average market price of the common shares for the year.
OShare-Based Payments
The Company recognizes share-based compensation expense for all share purchase options, performance share rights ("PSRs") and restricted share rights (“RSRs”) awarded to employees, officers and directors based on the fair values of the share purchase options, PSRs and RSRs at the date of grant. The fair values of share purchase options, PSRs and RSRs at the date of grant are expensed over the vesting periods of the share purchase options, PSRs and RSRs, respectively, with a corresponding

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increase to equity. The fair value of share purchase options is determined using the BSM with market related inputs as of the date of grant. Share purchase options with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values. The fair value of the PSRs, including any market performance conditions (such as the Company’s share price), is determined using a Monte Carlo model with market related inputs as of the date of grant.
The fair value of RSRs is the market value of the underlying shares at the date of grant. At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of any revisions to this estimate in the Consolidated Statements of Income (Loss).
The BSM requires management to estimate the expected volatility and expected term of the equity instrument, the risk-free rate of return over the term, expected dividends, and the number of equity instruments expected to ultimately vest. The Company uses its competitors market data with respect to expected volatility and expected dividend yield to the extent these factors are indicative of the Company’s future expectations. The expected term is estimated using historical exercise data, and the number of equity instruments expected to vest is estimated using historical forfeiture data.
PRelated Party Transactions
Parties are considered related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party. Parties are also considered related if they are subject to common control or significant influence. A transaction is considered a related party transaction when there is a transfer of resources or obligations between related parties.
QSegment Reporting
An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses. The Company’s operating segments are components of the Company’s business for which discrete financial information is available and which are reviewed regularly by the Company’s Chief Executive Officer to make decisions about resources to be allocated to the segment and assess its performance.
RLeases
Upon lease commencement, the Company recognizes a right-of-use asset and a corresponding lease liability unless the lease term is twelve months or less or the underlying asset has a low value. Lease liabilities are initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease; if this rate cannot be determined, the incremental borrowing rate is used. Lease liabilities are subsequently measured by increasing the carrying amount to reflect interest on the lease liability, using the effective interest method, and by reducing the carrying amount

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to reflect the lease payments made. Right-of-use assets are initially measured at the amount of the lease liability plus any initial direct costs incurred and are amortized over the life of the lease on a straight-line basis. Lease liabilities and right-of-use assets are re-measured when there are changes to the terms of the lease.
SNon-controlling Interests
The Company owns a 67.5% interest in Compañia Minera Caserones (“CMC”), which holds the Caserones Royalty. The non-controlling interest related to this entity has been recorded in equity. Sandstorm consolidates the results of CMC on a 100% basis, with the proportionate share of net income (loss) and comprehensive income (loss) attributable to owners of the Company and non-controlling interest presented separately.
Non-controlling interests in the net assets of consolidated subsidiaries are identified separately from the Company’s equity therein. Non-controlling interests consist of the amount of those interests at the date of the original acquisition and the non-controlling interest’s share of changes in equity since the date of the acquisition.
New and Amended Standards Adopted by the Company
The Company has applied the following accounting standard amendment which is effective January 1, 2024. New and amended accounting standards that are not applicable to the Company have been excluded from this note. The amendment listed below did not have any impact on the amounts recognized in prior and current periods and is not expected to significantly impact future periods.
•Classification of Liabilities as Current or Non-current and Non-current Liabilities with
Covenants — Amendments to IAS 1
New Accounting Standards Issued But Not Yet Effective
Certain new accounting standards and amendments to accounting standards have been published that are not mandatory for the year ended December 31, 2024 and have not been early adopted by the Company. New and amended accounting standards that are not applicable to the Company have been excluded from this note. Sandstorm is currently assessing the impact of the following new and amended standards:
•The International Accounting Standards Board has issued classification and measurement and disclosure amendments to IFRS 9 and IFRS 7 which are effective for years beginning on or after January 1, 2026 with earlier application permitted. The amendments clarify the date of recognition and derecognition of some financial assets and liabilities and introduce a new exception for some financial liabilities settled through an electronic payment system. Other changes include a clarification of the requirements when assessing whether a financial asset meets the solely payments of principal and interest criteria and new disclosures for certain

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instruments with contractual terms that can change cash flows (including instruments where cash flow changes are linked to environmental, social or governance targets).
•IFRS 18, Presentation and Disclosure in Financial Statements is a new standard that will provide new presentation and disclosure requirements and which will replace International Accounting Standard ("IAS") 1, Presentation of Financial Statements. IFRS 18 introduces changes to the structure of the statement of income; provides required disclosures in financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements; and provides enhanced principles on aggregation and disaggregation in financial statements. Many other existing principles in IAS 1 have been maintained. IFRS 18 is effective for years beginning on or after January 1, 2027, with earlier application permitted.
3.Key Sources of Estimation Uncertainty and Critical Accounting Judgments
The preparation of the Company’s consolidated financial statements in conformity with IFRS Accounting Standards requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.
Information about significant sources of estimation uncertainty and judgments made by management in preparing the consolidated financial statements are described below.
AAttributable Reserve and Resource Estimates
Stream, royalty and other interests are a significant class of assets of the Company, with a carrying value of $1,489.4 million at December 31, 2024 (2023 — $1,560.4 million). This amount represents the capitalized expenditures related to the acquisition of the Stream, royalty and other interests net of accumulated depletion and any impairments. The Company estimates the Mineral Reserves and Mineral Resources relating to each interest. Management estimates Mineral Reserves and Mineral Resources based on information compiled by appropriately qualified persons. Mineral Reserves and Mineral Resources are estimates of the amount of minerals that can be economically and legally extracted from the mining properties at which the Company has Stream and royalty interests, adjusted where applicable to reflect the Company’s percentage entitlement to minerals produced from such mines. The public disclosures of Mineral Reserves and Mineral Resources that are released by the operators of the interests involve assessments of geological and geophysical studies and economic data and the reliance on a number of assumptions, including commodity prices and production costs. The estimates of Mineral Reserves and Mineral Resources may change based on additional knowledge gained subsequent to the initial assessment. Changes in the estimates of Mineral Reserves or Mineral

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Resources may impact the carrying value of the Company’s Stream, royalty and other interests and depletion charges.
The Company’s Stream and royalty interests are depleted on a units-of-production basis, with estimated recoverable Mineral Reserves and Mineral Resources being used to determine the depletion rate for each of the Company’s Stream and royalty interests. These calculations require determination of the amount of recoverable Mineral Resources to be converted into Mineral Reserves. Changes to depletion rates are accounted for prospectively.
BInvestments
In the normal course of operations, the Company invests in equity interests of other entities. In such circumstances, management considers whether the facts and circumstances pertaining to each such investment result in the Company obtaining control, joint control or significant influence over the investee entity. In some cases, the determination of whether or not the Company controls, jointly controls or significantly influences the investee entities requires the application of significant management judgment to consider individually and collectively such factors as:
•The purpose and design of the investee entity.
•The ability to exercise power, through substantive rights, over the activities of the investee entity that significantly affects its returns.
•The size of the Company’s equity ownership and voting rights, including potential voting rights.
•The size and dispersion of other voting interests, including the existence of voting blocks.
•Other investments in or relationships with the investee entity including, but not limited to, current or possible board representation, royalty and/or Stream investments, loans and other types of financial support, material transactions with the investee entity, interchange of managerial personnel or consulting positions.
•Other relevant and pertinent factors.
If it is determined that the Company neither has control, joint control or significant influence over an investee entity, the Company accounts for the corresponding investment in equity interest at fair value through other comprehensive income as further described in note 2.
CIncome Taxes
The interpretation of existing tax laws or regulations in Canada, the United States of America, Australia, Argentina, Ecuador, Türkiye, Guernsey, Mexico, Brazil, Chile or any of the countries in which the mining operations are located or to which shipments of gold and other metals are made requires the use of judgment. Differing interpretation of these laws or regulations could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions. To the extent there are uncertain tax provisions, the Company measures the impact of the uncertainty using the method that best predicts the resolution of the uncertainty. The judgments and estimates made to recognize and

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measure the effect of uncertain tax treatments are reassessed whenever circumstances change or when there is new information that affects those judgments. In addition, the recoverability of deferred income tax assets, including expected periods of reversal of temporary differences and expectations of future taxable income, are assessed by management at the end of each reporting period and adjusted, as necessary, on a prospective basis. Refer to note 10 for more information.
DImpairment of Assets
There is judgment required to determine whether any indication of impairment exists at the end of each reporting period for each Stream, royalty and other interest and investment in associate, including assessing whether there are observable indications that the asset’s value has declined during the period. Management uses judgment when assessing whether there are indicators of impairment, such as significant changes in future commodity prices, discount rates, operator Mineral Reserve and Mineral Resource estimates or other relevant information received from the operators that indicates production from Stream and royalty interests will not likely occur or may be significantly reduced in the future. If such an indication exists, the recoverable amount of the interest is estimated in order to determine the extent of the impairment (if any). The recoverable amount is the higher of the fair value less costs of disposal and value in use. The calculation of the recoverable amount requires the use of estimates and assumptions such as long-term commodity prices, discount rates, and operating performance.
The recoverable amount is determined using a discounted cash flow model. The discount rate is based on the Company’s weighted average cost of capital, adjusted for various risks. The expected future cash flows are management’s best estimates of expected future revenues and costs. Under each method, expected future revenues reflect the estimated future production for each mine at which the Company has a Stream or royalty based on detailed life of mine plans received from each of the mine operators. Included in these forecasts is the production of Mineral Resources that do not currently qualify for inclusion in proven and probable Mineral Reserves where there is a high degree of confidence in its economic extraction. This is consistent with the methodology that is used to measure value beyond proven and probable Mineral Reserves when determining the fair value attributable to acquired Stream and royalty interests. Expected future revenues also reflect management’s estimated long term metal prices, which are determined based on current prices, forward pricing curves and forecasts of expected long-term metal prices prepared by analysts. These estimates often differ from current price levels but are consistent with how a market participant would assess future long-term metal prices. Estimated future cash costs are established based on the terms of each Stream, royalty and other interest, as disclosed in note 16 to the financial statements.

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EAccounting for Acquisition of Assets and Stream, Royalty and Other Interests
The Company’s business is the acquisition of Streams, royalties and other interests. Each Stream, royalty and other interest has its own unique terms and judgment is required to assess the appropriate accounting treatment. The determination of whether an acquisition should be accounted for as a Stream, royalty and other interest or a financial instrument requires the consideration of factors such as (i) the terms of the agreement; (ii) the applicability of the own use exemption under IFRS 9; (iii) whether there is a contractual commitment to repay amounts under the Stream; and (iv) the expected timing and amount of future deliveries of gold, silver and other commodities under the Stream with reference to the existing mine plan.
The assessment of whether an acquisition meets the definition of a business, or a group of assets acquired is another area of key judgment. If deemed to be a business combination, applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition date fair value. The excess, if any, of the fair value of the consideration over the fair value of the net identifiable assets acquired is recognized as goodwill. If deemed to be an asset acquisition, consideration paid on acquisition date is allocated on a pro-rata basis to the assets acquired based on their relative fair value. For both business combinations and acquisitions of a group of assets, the determination of the acquisition date fair values often requires management to make assumptions and estimates about future events.
To estimate the fair value of Stream, royalty and other interests, management utilizes a discounted cash flow model. The assumptions and estimates with respect to determining the fair value of Stream, royalty and other interests generally require a high degree of judgment and include estimates of conversion of Mineral Reserves and Mineral Resources acquired, estimated future production, future commodity prices and discount rates. Estimates of Mineral Reserves and Mineral Resources along with the estimated future production serve to determine the mine life. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets and liabilities. Similar judgments are applied to Stream, royalty and other interests received as consideration.
FFunctional Currency
The functional currency for each of the Company’s subsidiaries and associates is the currency of the primary economic environment in which the entity operates. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determine the primary economic environment.

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4.Financial Instruments
ACapital Risk Management
The Company manages its capital such that it endeavors to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance. At December 31, 2024, the capital structure of the Company consisted of $1,425.7 million (December 31, 2023 — $1,429.0 million) of equity attributable to common shareholders, comprising issued share capital (note 11), accumulated reserves, retained earnings and other comprehensive loss. The Company was not subject to any externally imposed capital requirements. The Company complies with certain covenants under the Revolving Facility agreement governing bank debt. The Company was in compliance with the debt covenants as at December 31, 2024.
BFair Value Estimation
The fair value hierarchy establishes three levels to classify the inputs of valuation techniques used to measure fair value. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The three levels of the fair value hierarchy are described below:
Level 1 | Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Investments in common shares and warrants held that have direct listings on an exchange are classified as Level 1.
Level 2 | Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability. Investments in warrants and convertible debt instruments held that are not listed on an exchange are classified as Level 2. The fair value of warrants, convertible debt instruments and related instruments are determined using a BSM based on relevant assumptions including the risk free interest rate, expected dividend yield, expected volatility and expected warrant life which are supported by observable current market conditions. The use of reasonably possible alternative assumptions would not significantly impact the Company’s results.
Level 3 | Inputs that are unobservable (supported by little or no market activity). When a fair value measurement of a Stream, royalty and other interest is required, it is determined using unobservable discounted future cash flows. As a result, the fair values are classified within Level 3 of the fair value hierarchy.

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Financial Statements
The following table sets forth the Company's financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at December 31, 2024 and December 31, 2023.
As at December 31, 2024:

In $000s	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

SHORT-TERM INVESTMENTS
Convertible debt	$6,891	$—	$6,891	$—
LONG-TERM INVESTMENTS
Common shares held	$18,507	$18,507	$—	$—
Warrants and other	2,286	—	2,286	—
Convertible debt	207,755	—	207,755	—
	$235,439	$18,507	$216,932	$—

As at December 31, 2023:

In $000s	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

SHORT-TERM INVESTMENTS
Convertible debt	$9,770	$—	$9,770	$—
LONG-TERM INVESTMENTS
Common shares held	$17,682	$17,682	$—	$—
Warrants and other	1,628	—	1,628	—
Convertible debt	211,164	—	211,164	—
	$240,244	$17,682	$222,562	$—
The fair value of the Company's other financial instruments, which include cash and cash equivalents, trade and other receivables, loans receivable which are included in investments, and trade payables and other, approximate their carrying values at December 31, 2024 and December 31, 2023 due to their short-term nature. The fair value of the Company’s bank debt, which is measured using Level 2 inputs, approximates its carrying value due to the nature of its market-based rate of interest. There were no transfers between the levels of the fair value hierarchy during the year ended December 31, 2024 and the year ended December 31, 2023.

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CCredit Risk
The Company’s credit risk is limited to cash and cash equivalents, loans receivable which are included in investments, trade and other receivables, and the Company’s investments in convertible debentures. The Company’s trade and other receivables are subject to the credit risk of the counterparties who own and operate the mines underlying Sandstorm’s royalty portfolio. Generally, the Company's cash and cash equivalents held at financial institutions are in excess of the applicable deposit insurance company coverage limits. In order to mitigate its exposure to credit risk, the Company closely monitors its financial assets and maintains its cash deposits in several high-quality financial institutions. The impact of expected credit losses on trade receivables and financial assets held at amortized cost is not material.
The Company’s investments in debentures are subject to counterparties’ credit risk. In particular, the Company’s convertible debentures due from Horizon Copper and Bear Creek Mining Corporation (“Bear Creek”) are subject to their respective credit risk, the Company’s ability to realize on its security and the net proceeds available under that security.
DLiquidity Risk
The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. In managing liquidity risk, the Company takes into account the amount available under the Company’s revolving credit facility, anticipated cash flows from operating activities and its holding of cash and cash equivalents. As at December 31, 2024, the Company had cash and cash equivalents of $4.4 million (December 31, 2023 — $5.0 million). Sandstorm holds common shares, convertible debentures, warrants, investments and loans receivable due from other companies with a combined fair market value as at December 31, 2024 of $235.7 million (December 31, 2023 — $258.9 million). The daily exchange traded volume of these shares, including the shares underlying the warrants, may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares. The Company's trade payables and other are due within one year. The Company's contractual obligations related to bank debt and interest are disclosed in note 16.
EMarket Risk
Market risk is the risk that the fair value or cash flows of a financial instrument will fluctuate due to changes in interest rates, exchange rates or other prices such as equity prices and commodity prices.

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INTEREST RATE RISK
The Company is exposed to interest rate risk on its bank debt and its investments in debentures. The Company’s bank debt is subject to a floating interest rate. The Company monitors its exposure to interest rates. During the year ended December 31, 2024, a 1% increase (decrease) in nominal interest rates would have increased (decreased) interest expense by approximately $3.9 million and would not have a material impact on the fair value of the Company’s investments in debentures.
CURRENCY RISK
Financial instruments that impact the Company’s net income (loss) or other comprehensive income (loss) due to currency fluctuations include cash and cash equivalents, loans receivable which are included in investments, trade and other receivables, lease liabilities and trade payables and other denominated in Canadian dollars. Based on the Company's Canadian dollar denominated monetary assets and monetary liabilities at December 31, 2024, a 10% increase (decrease) of the value of the Canadian dollar relative to the United States dollar would increase (decrease) net income by $1.7 million and would not have a material impact on other comprehensive income.
OTHER PRICE RISK
The Company is exposed to equity price risk as a result of holding investments in other mining companies. The Company does not actively trade these investments. The equity prices of investments are impacted by various underlying factors including commodity prices, the volatility in global markets as a result of expectations of inflation and global events. Based on the Company's investments held as at December 31, 2024, a 10% increase (decrease) in the equity prices of these investments would increase (decrease) other comprehensive income by $1.9 million and would not have a material impact on net income.

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5.Stream, Royalty and Other Interests
ACarrying Amount
As of and for the year ended December 31, 2024:

	Cost			Accumulated Depletion
In $000s	Opening	Net Additions (Disposals)	Ending	Opening	Depletion	Disposals	Impairment	Ending	Carrying Amount

Antamina, Peru	$187,682	$—	$187,682	$2,834	$5,284	$—	$—	$8,118	$179,564
Aurizona, Brazil	11,091	—	11,091	3,738	274	—	—	4,012	7,079
Blyvoor, South Africa	106,332	—	106,332	2,069	1,103	—	—	3,172	103,160
Bonikro, Côte d'Ivoire	37,773	—	37,773	8,904	6,806	—	—	15,710	22,063
Caserones, Chile	82,678	—	82,678	7,488	3,724	—	—	11,212	71,466
Cerro Moro, Argentina	74,261	—	74,261	59,045	6,729	—	—	65,774	8,487
Chapada, Brazil	69,561	—	69,561	25,666	2,690	—	—	28,356	41,205
Fruta del Norte, Ecuador	33,268	—	33,268	8,108	1,919	—	—	10,027	23,241
Greenstone, Canada	107,234	6	107,240	—	1,527	—	—	1,527	105,713
Hod Maden, Türkiye	206,995	12	207,007	—	—	—	—	—	207,007
Horne 5, Canada	78,934	—	78,934	—	—	—	—	—	78,934
Houndé, Burkina Faso	45,120	—	45,120	17,935	1,594	—	—	19,529	25,591
Hugo North Extension and Heruga, Mongolia	35,358	30	35,388	—	—	—	—	—	35,388
Mercedes, Mexico	75,898	(25,448)	50,450	24,600	3,892	(6,524)	—	21,968	28,482
Platreef, South Africa	187,000	—	187,000	—	—	—	—	—	187,000
Relief Canyon, USA	37,458	10,504	47,962	18,592	9,282	—	—	27,874	20,088
Vale Royalties, Brazil	117,787	—	117,787	6,407	2,424	—	—	8,831	108,956
Other[1]	595,579	(7,130)	588,449	344,207	9,911	(1,459)	(139)	352,520	235,929
Total[2]	$2,090,009	$(22,026)	$2,067,983	$529,593	$57,159	$(7,983)	$(139)	$578,630	$1,489,353
1.Includes Vatukoula, Black Fox, Highland Valley (disposed of during the year ended December 31, 2024, see note 5(c) below), Cortez Complex (Robertson Deposit), CEZinc, Gualcamayo, Lobo-Marte and others.
2.Stream, royalty and other interests includes non-depletable assets of $31.0 million and depletable assets of $1,458.4 million.

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Financial Statements
As of and for the year ended December 31, 2023:

	Cost			Accumulated Depletion
In $000s	Opening	Net Additions (Disposals)	Ending	Opening	Depletion	Depletion in Ending Inventory	Disposals	Impairment	Ending	Carrying Amount

Antamina, Peru	$342,227	$(154,545)	$187,682	$5,676	$8,576	$—	$(11,418)	$—	$2,834	$184,848
Aurizona, Brazil	11,091	—	11,091	3,246	492	—	—	—	3,738	7,353
Blyvoor, South Africa	106,332	—	106,332	787	1,225	57	—	—	2,069	104,263
Bonikro, Côte d'Ivoire	37,773	—	37,773	3,106	4,956	842	—	—	8,904	28,869
Caserones, Chile	82,678	—	82,678	1,656	5,832	—	—	—	7,488	75,190
Cerro Moro, Argentina	74,261	—	74,261	48,292	10,753	—	—	—	59,045	15,216
Chapada, Brazil	69,561	—	69,561	22,905	2,761	—	—	—	25,666	43,895
Fruta del Norte, Ecuador	33,268	—	33,268	6,010	2,098	—	—	—	8,108	25,160
Greenstone, Canada	107,234	—	107,234	—	—	—	—	—	—	107,234
Hod Maden, Türkiye	206,969	26	206,995	—	—	—	—	—	—	206,995
Horne 5, Canada	78,934	—	78,934	—	—	—	—	—	—	78,934
Houndé, Burkina Faso	45,120	—	45,120	16,100	1,835	—	—	—	17,935	27,185
Hugo North Extension and Heruga, Mongolia	35,352	6	35,358	—	—	—	—	—	—	35,358
Mercedes, Mexico	70,809	5,089	75,898	8,144	15,787	669	—	—	24,600	51,298
Platreef, South Africa	186,640	360	187,000	—	—	—	—	—	—	187,000
Relief Canyon, USA	26,448	11,010	37,458	12,652	4,731	1,209	—	—	18,592	18,866
Vale Royalties, Brazil	117,787	—	117,787	3,981	2,426	—	—	—	6,407	111,380
Other[1]	609,670	(14,091)	595,579	328,343	13,865	372	—	1,627	344,207	251,372
Total[2]	$2,242,154	$(152,145)	$2,090,009	$460,898	$75,337	$3,149	$(11,418)	$1,627	$529,593	$1,560,416
1.Includes Vatukoula, Black Fox, Highland Valley, Cortez Complex (Robertson Deposit), CEZinc, Gualcamayo, Lobo-Marte and others.
2.Stream, royalty and other interests includes non-depletable assets of $36.5 million and depletable assets of $1,523.9 million.
BBear Creek Restructuring
In January 2024, Sandstorm completed the previously announced restructuring of its Mercedes gold and silver streams and the refinancing of certain Bear Creek investments. The transaction was accounted for as a partial disposition of the Company's Mercedes gold and silver stream interests. The key terms and assumptions of the restructured agreements are as follows:

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Financial Statements
REVISED GOLD STREAM
Effective January 1, 2024, Sandstorm obtained the right to purchase 275 gold ounces per month through April 2028, followed by a 4.4% gold stream thereafter, in exchange for an ongoing cash payment of 25% of the spot gold price for each ounce delivered. The fair value of the revised gold stream was determined to be $24.9 million using a discounted cash flow model. Its carrying value, which approximated fair value prior to the partial disposal, was reduced by $4.4 million. Key assumptions used in the valuation included:
•Discount rate: 5%
•Long-term gold price: $1,800 per ounce
•Estimated mine life: 8 years
REVISED SILVER STREAM
Effective January 1, 2024, the silver stream was suspended through April 2028 (the fixed gold delivery period). Thereafter, Sandstorm will receive 100% of the silver produced for the life of the mine, in exchange for an ongoing cash payment of 25% of the spot silver price for each ounce delivered. The fair value of the revised silver stream was determined to be $7.3 million using a discounted cash flow model. Its carrying value, which approximated fair value prior to the partial disposal, was reduced by $14.7 million. Key assumptions used in the valuation included:
•Discount rate: 5%
•Long-term silver price: $23 per ounce
•Estimated mine life: 8 years
REVISED DEBT HOLDINGS
As part of the restructuring, Sandstorm converted its $22.5 million convertible debenture and $14.4 million secured loan into 5-year convertible notes bearing 7% annual interest, convertible into Bear Creek common shares at a strike price of CAD0.73 per share (the “Refinanced Sandstorm Debentures"). Additionally, Sandstorm received $4.2 million in additional principal at closing.
The fair value of the Refinanced Sandstorm Debentures at restructuring was $38.4 million, measured using a 9.5% discount rate, resulting in a $1.1 million loss on restructuring. These debentures are measured at fair value through profit and loss.
Furthermore, in 2024, Sandstorm advanced the final $2.6 million in additional credit previously made available to Bear Creek as part of the restructuring. The drawn amounts were added to the principal of the Refinanced Sandstorm Debentures.

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Financial Statements
ADDITIONAL CONSIDERATION RECEIVED
In consideration for the amendments, Sandstorm received the following:
Corani Royalty: a 1.0% net smelter returns ("NSR") royalty on Bear Creek’s wholly owned Corani project in Peru. The fair value of the royalty was determined to be $12.0 million, using a discounted cash flow model with the following key assumptions:
•Discount rate: 7%
•Long-term silver price: $23 per ounce
•Long-term zinc price: $1.20 per pound
•Long-term lead price: $0.91 per pound
•Estimated mine life: 15 years
Bear Creek Shares: Sandstorm also received 28,767,399 Bear Creek common shares, with a fair value at acquisition of $4.0 million.
CEvolve Transaction
On May 2, 2024, the Company entered into an agreement with Evolve Strategic Element Royalties Ltd. (“Evolve”) to sell eight non-core, non-precious metals royalties for closing cash proceeds of $21 million plus the retention of the next $10 million in royalty proceeds from the Company's 2.5%–5% NSR on a portion of the Copper Mountain mine in British Columbia ("Copper Mountain"). In addition to the Copper Mountain royalty, the portfolio included a 0.5% net profits interest on Teck Resources Ltd.’s Highland Valley Copper project (“HVC”) and a 1.5% NSR on Green Technology Metals Limited’s (“Green Technology”) Seymour Lake lithium development project ("Seymour Lake").
On May 13, 2024, the Company closed the sale of all royalties without preemptive rights (including Copper Mountain and HVC) and received cash proceeds of $15.4 million from Evolve. The remaining $5.6 million in cash, covering royalties with preemptive rights including Seymour Lake, was subject to certain closing conditions. During the closing period, Green Technology asserted that it was not subject to certain obligations underlying the royalty agreement for Seymour Lake. Consequently, the Company was not able to close this portion of the transaction by the agreed-upon outside date. Sandstorm has initiated arbitration proceedings to seek recourse from Green Technology and is actively pursuing its rights under the agreement.

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Financial Statements
DPrior Year Transactions
ANTAMINA TRANSACTION
In June 2023, Sandstorm closed its previously announced agreement with Horizon Copper to sell a portion of the 1.66% net profits interest on the Antamina copper mine (the "Antamina NPI") in consideration for a silver stream, debenture, equity, and cash. As a result of the transaction, which was accounted for as a partial disposition, Sandstorm recognized a $2.0 million loss.
The consideration that Horizon issued to Sandstorm under the agreement included the following: a debenture with an initial fair value of $122.7 million, described in further detail in note 7; a silver stream on production from Antamina with a fair value of $101.4 million; a $20 million cash payment; and $1.4 million in Horizon Copper shares, sufficient to maintain the Company's 34% interest. Sandstorm will retain a residual Antamina NPI, calculated as one third of Horizon Copper's 1.66% Antamina NPI, after deducting the cost to Horizon of delivering silver ounces under the Antamina silver stream described below. The carrying amount of the royalty retained at the closing date was $86.2 million.
As part of the Antamina silver stream, Sandstorm will receive silver ounces equal to 1.66% of all silver production from the Antamina mine with ongoing payments equal to 2.5% of the silver spot price. To estimate the fair value of the silver stream, management utilized a discounted cash flow model. Key assumptions used in the analysis were a 2.8% discount rate, a long term silver price of $23 per ounce and an estimated mine life of 29 years.
EL PILAR AND BLACKWATER DISPOSALS
In October 2023, Sandstorm closed its previously announced agreement to sell the El Pilar and Blackwater Royalties to Versamet for total consideration of $25 million comprised of $10 million in cash and $15 million in common shares of Versamet at a price of CAD0.70 per share. A gain of $4.0 million was recognized by Sandstorm on disposal of the royalties.

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Financial Statements
6.Investments in Associates
The following table summarizes the changes in the carrying amount of the Company’s investments in associates:

In $000s	Versamet Royalties Corp.	Horizon Copper Corp.	Total Investments in Associates

At December 31, 2022	$18,278	$8,987	$27,265
Capital investment	—	2,279	2,279
Additions	30,183	—	30,183
Company's share of net loss of associate	(1,202)	(939)	(2,141)
Currency translation adjustments and other	38	(65)	(27)
At December 31, 2023	$47,297	$10,262	$57,559
Additions	14,187	164	14,351
Company's share of net income loss of associate	(573)	(2,448)	(3,021)
Dilution gains	3,228	—	3,228
Currency translation adjustments and other	180	(5)	175
At December 31, 2024	$64,319	$7,973	$72,292
As a result of Sandstorm's equity ownership position being greater than 20% on a fully diluted basis, Sandstorm has determined that it has significant influence over Versamet and Horizon Copper; consequently, they are related parties of the Company and any transactions with these entities are considered related party transactions.
AVersamet Royalties Corp.
The Company holds 26.2% of the common shares of Versamet, a stream and royalty company which is incorporated in Canada, on a non-diluted basis and accounts for this interest using the equity method. The Company records its share of Versamet's profit or loss including adjustments, where appropriate, to give effect to uniform accounting policies.
In 2024, Versamet settled its outstanding debenture to Sandstorm by issuing 24,179,193 common shares with a fair value of $14.2 million, in accordance with the terms of the debenture agreement (see note 7). The fair value of the shares received was recorded as an addition to Sandstorm's investment in associate balance. After accounting for other share transactions at Versamet, Sandstorm's equity ownership decreased from 34.0% to 26.2%. The reduction in ownership resulted in a $3.2 million dilution gain, which was recognized in other income.
During the year ended December 31, 2023, additions to the Versamet investment in associate relate to Versamet shares received in consideration for the sale of the El Pilar and Blackwater royalties to Versamet, as discussed in note 5, and Versamet shares received as partial repayment of the convertible promissory note owed from Versamet to Sandstorm in the period, as discussed in note 7.

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Financial Statements
Summarized financial information for the Company’s interest in Versamet on a 100% basis and reflecting adjustments made by the Company, including fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies is as follows:

In $000s	Year Ended December 31, 2024	Year Ended December 31, 2023

Revenue	$10,695	$1,845
Depletion and cost of sales	(9,557)	(945)
Administration expenses	(5,665)	(5,762)
Other income (expenses)	1,743	(293)
Total net loss	$(2,784)	$(5,155)
Other comprehensive income	563	248
Total comprehensive loss	$(2,221)	$(4,907)
Company's share of comprehensive net loss of associate	$(393)	$(1,164)

In $000s	At December 31, 2024	At December 31, 2023

Current Assets	$9,557	$11,349
Non-current Assets	222,079	147,256
Total Assets	$231,636	$158,605
Current Liabilities	17,718	414
Non-current Liabilities	5,356	44,790
Total Liabilities	$23,074	$45,204
Net Assets	$208,562	$113,401
Company’s share of net assets of associate	54,701	38,556
Adjustments to Sandstorm’s share of net assets	9,618	8,741
Carrying amount of investment in associate	$64,319	$47,297
Summarized financial information in respect of the Company's Versamet investment in associate as at and for the year ended December 31, 2024 is based on amounts included in the associate’s most recent available consolidated financial statements prepared in accordance with IFRS Accounting Standards as of September 30, 2024, adjusted for material transactions during the three months ended December 31, 2024, and for adjustments made by the Company in applying the equity method, including fair value adjustments on acquisition of the interest in the associate.

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Financial Statements
BHorizon Copper Corp.
The Company holds 34% of the common shares of Horizon Copper, a mining company which is incorporated in Canada, on a non-diluted basis and accounts for this interest using the equity method. The Company records its share of Horizon Copper's profit or loss including adjustments, where appropriate, to give effect to uniform accounting policies. Using the quoted price of Horizon Copper's common shares, the fair value of Sandstorm's interest was $19.7 million at December 31, 2024.
Summarized financial information for the Company’s interest in Horizon Copper on a 100% basis and reflecting adjustments made by the Company, including fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies is as follows:

In $000s	Year Ended December 31, 2024	Year Ended December 31, 2023

Revenue	$12,781	$4,054
Depletion	(7,699)	(4,536)
Administration expenses	(1,660)	(1,456)
Other expenses	(10,651)	(824)
Total net loss	$(7,229)	$(2,762)
Other comprehensive loss	(8)	(192)
Total comprehensive loss	$(7,237)	$(2,954)
Company's share of comprehensive net loss of associate	$(2,453)	$(1,004)

In $000s	At December 31, 2024	At December 31, 2023

Current Assets	$12,615	$20,750
Non-current Assets	500,796	499,495
Total Assets	$513,411	$520,245
Current Liabilities	$7,010	$10,401
Non-current Liabilities	557,678	504,465
Total Liabilities	$564,688	$514,866
Net Assets (Liabilities)	$(51,277)	$5,379
Company’s share of net assets (liabilities) of associate	(17,363)	1,829
Adjustments to Sandstorm’s share of net assets	25,336	8,433
Carrying amount of investment in associate	$7,973	$10,262
The Company has agreed to make available certain additional funds to Horizon Copper subject to certain conditions, including availability, use of proceeds and other customary conditions up to a maximum of $150 million. The facility will bear interest at SOFR plus a margin (currently 2.0% - 3.5% per annum). The maturity date of the Horizon Copper facility is August 31, 2032 and is convertible to Horizon Copper shares at the option of the Company or Horizon Copper (provided that no conversion will be effected if it would result in the Company holding a greater than 34% equity interest in Horizon Copper). No amounts have been drawn to-date.

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Financial Statements
7.Investments
As of and for the year ended December 31, 2024:

In $000s	Jan. 1, 2024	Additions	Disposals	Transfers	Fair Value Adjustment	Accretion	Dec. 31, 2024

SHORT-TERM INVESTMENTS
Convertible debt instruments[1]	$9,770	$—	$(6,954)	$9,701	$(5,626)	$—	$6,891
Loans receivable[3]	18,630	210	(19,047)	—	—	439	232
Total short-term investments	$28,400	$210	$(26,001)	$9,701	$(5,626)	$439	$7,123

LONG-TERM INVESTMENTS
Common shares[2]	$17,682	$11,009	$(15,246)	$—	$5,062	$—	$18,507
Warrants and other[1]	1,628	84	—	—	574	—	2,286
Convertible debt instruments[1]	211,164	20,222	(14,354)	(9,701)	424	—	207,755
Total long-term investments	$230,474	$31,315	$(29,600)	$(9,701)	$6,060	$—	$228,548
Total investments	$258,874	$31,525	$(55,601)	$—	$434	$439	$235,671
1.Fair value adjustment recorded within Net Income (loss) for the period.
2.Fair value adjustment recorded within Other Comprehensive Income (loss) for the period.
3.Accretion recorded within Net Income (loss) for the period.
In January 2024, Sandstorm restructured its existing Mercedes streams and certain Bear Creek investments; refer to note 5 for further details. As a result of the amendment, the Company derecognized a $14.4 million loan receivable and recognized additions to the Bear Creek convertible debentures of $18.3 million, recorded at fair value through profit and loss.
In June 2024, Versamet settled the remaining balance of its debenture due to Sandstorm by issuing common shares to Sandstorm with a fair value of $14.2 million in accordance with the terms of the debenture agreement; refer to note 6 for further details.

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Financial Statements
As of and for the year ended December 31, 2023:

In $000s	Jan. 1, 2023	Additions	Disposals	Transfers	Fair Value Adjustment	Accretion	Dec. 31, 2023

SHORT-TERM INVESTMENTS
Convertible debt instruments[1]	$1,272	$8,875	$(6,573)	$6,196	$—	$—	$9,770
Loans receivable[3]	2,501	16,439	(1,054)	—	—	744	18,630
Total short-term investments	$3,773	$25,314	$(7,627)	$6,196	$—	$744	$28,400

LONG-TERM INVESTMENTS
Common shares[2]	$19,025	$8,590	$(1,376)	$—	$(8,557)	$—	$17,682
Warrants and other[1]	2,088	—	(540)	—	80	—	1,628
Convertible debt instruments[1]	105,004	114,001	(17,236)	(6,196)	15,591	—	211,164
Total long-term investments	$126,117	$122,591	$(19,152)	$(6,196)	$7,114	$—	$230,474
Total investments	$129,890	$147,905	$(26,779)	$—	$7,114	$744	$258,874
1.Fair value adjustment recorded within Net Income (loss) for the period.
2.Fair value adjustment recorded within Other Comprehensive Income (loss) for the period.
3.Accretion recorded within Net Income (loss) for the period.

In June 2023 and as described in note 5 above, Sandstorm received a debenture with a face value of $149.1 million as consideration for the partial sale of its Antamina NPI to Horizon Copper. The debenture has a 10 year term and bears stated interest at approximately 3%. Principal repayments are subject to a cash sweep of the excess cash flow Horizon Copper receives from the 1.66% Antamina NPI after the Antamina silver stream and Antamina residual royalty obligations are paid and prepayment can occur at any time prior to maturity without penalty, unless it is agreed by both parties that these amounts can be retained and used for Hod Maden development costs and other expenditures. The debenture is measured at fair value through profit and loss and its fair value at the time of the transaction was $122.7 million measured using a discount rate of approximately 6% and assumptions related to production and revenues at Antamina consistent with those described further in note 5.
Also, during the year ended December 31, 2023, Versamet issued approximately 33.8 million common shares to Sandstorm with a total value of $17.2 million as repayment for a portion of the convertible promissory note due from Versamet to Sandstorm.

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Financial Statements
8.Trade and Other Receivables

In $000s	At December 31, 2024	At December 31, 2023

Trade receivables	$18,648	$15,154
Other receivables	1,307	911
Total trade and other receivables	$19,955	$16,065
9.Trade Payables and Other

In $000s	At December 31, 2024	At December 31, 2023

Accounts payable and accrued liabilities	$4,970	$5,741
Dividends payable	4,154	4,537
Withholding taxes payable	1,821	726
Other payables[1]	5,282	5,189
Total trade payables and other	$16,227	$16,193
1.Includes a $1.9 million payable to Horizon Copper Corp. at December 31, 2023 which was fully repaid as of December 31, 2024.
10.Deferred Income Tax and Other Liabilities
AIncome Taxes
The income tax expense differs from the amount that would result from applying the federal and provincial income tax rate to the net income before income taxes.
These differences result from the following items:

In $000s	Year Ended December 31, 2024	Year Ended December 31, 2023

Income before income taxes	$29,534	$46,912
Canadian federal and provincial income tax rates	27%	27%
Income tax expense based on the above rates	$7,974	$12,666

Increase (decrease) due to:
Non-deductible expenses and permanent differences	$4,286	$5,149
Non-taxable portion of capital gain or loss	767	(1,827)
Withholding taxes	4,006	2,821
Change in unrecognized temporary differences and other	(3,003)	(14,606)
Income tax expense	$14,030	$4,203

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Financial Statements
The deferred tax liabilities are shown below:

In $000s	At December 31, 2024	At December 31, 2023

Non-capital losses	$40,997	$50,160
Investments and other	878	957
Stream, royalty and other interests	(56,722)	(60,122)
Total deferred income tax liabilities	$(14,847)	$(9,005)
Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset. Non-capital losses have been recognized as a deferred income tax asset to the extent there will be future taxable income against which the Company can utilize the benefit prior to their expiration. The Company recognized deferred tax assets in respect of tax losses as at December 31, 2024 of $134.5 million (2023 — $183.8 million) as it is probable that there will be future taxable profits to recover the deferred tax assets. These non-capital losses carry forwards are located in Canada and expire between 2030-2041.
The movement in net deferred income taxes is shown below:

In $000s	Year Ended December 31, 2024	Year Ended December 31, 2023

Balance, beginning of the year	$(9,005)	$(14,784)
Recognized in net income (loss) for the year	(5,540)	4,503
Recognized in equity	(17)	185
Recognized in other comprehensive income (loss) for the year	(285)	1,091
Balance, end of year	$(14,847)	$(9,005)
The aggregate amount of deductible temporary differences associated with capital losses and other items, for which deferred income tax assets have not been recognized as at December 31, 2024 are $13.4 million (2023 — $12.9 million). No deferred tax asset is recognized in respect of these items because it is not probable that future taxable capital gains or taxable income will be available against which the Company can utilize the benefit.
BRight-of-Use Assets and Lease Liabilities
The Company leases office space in Vancouver, Canada, with the majority of the lease having commenced in 2023. Right-of-use assets related to the leased office space, included in other long-term assets on the statement of financial position, totaled $20.4 million as of December 31, 2024 (December 31, 2023 - $22.8 million). As of December 31, 2024, lease liabilities amounted to $16.1 million (December 31, 2023 - $18.5 million), of which $2.6 million is current and included in trade payables and other (December 31, 2023 - $1.3 million), with the remaining balance classified under deferred tax and other liabilities on the statement of financial position.

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Financial Statements
11.Share Capital and Reserves
AAuthorized Share Capital
The Company is authorized to issue an unlimited number of common shares without par value.
Under the Company's normal course issuer bid ("NCIB"), the Company is able, until May 6, 2025, to purchase up to 20 million of its common shares. The NCIB provides the Company with the option to purchase its common shares from time to time. During the year ended December 31, 2024, the Company purchased and cancelled approximately 2.0 million common shares. Subsequent to December 31, 2024, the Company purchased and cancelled an additional 266,000 common shares for consideration of approximately $1.5 million.
In 2024, the Company has established an Automatic Share Purchase Plan (“ASPP”) to facilitate the repurchase of its issued and outstanding common shares under its NCIB. The ASPP allows for the purchase of up to 10 million common shares during periods when the Company would otherwise be restricted from making purchases due to regulatory constraints or self-imposed blackout periods. As of December 31, 2024, the Company recorded a $2.6 million liability related to the ASPP, representing the Company’s obligation under the plan while the existing blackout period is in effect.
The Company’s at-the-market equity program expired in October 2024, without any shares being issued under the program.
In 2024, the Company declared dividends of CAD0.08 per common share (2023 - CAD0.08).
BStock Options of the Company
The Company has an incentive stock option plan (the “Option Plan”) whereby the Company may grant share options to eligible employees, officers, directors and consultants at an exercise price, expiry date, and vesting conditions to be determined by the Board of Directors. The maximum expiry date is five years from the grant date. All options are equity settled. The Option Plan permits the issuance of options which, together with the Company's other share compensation arrangements, may not exceed 8.5% of the Company’s issued common shares as at the date of the grant. During the year ended December 31, 2024 no share options were granted.

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Financial Statements
A summary of the Company’s options and the changes for the period is as follows:

	Number of options	Weighted average exercise price per share (CAD)

Options outstanding at December 31, 2022	16,356,022	7.50
Granted	4,101,417	6.53
Exercised	(1,147,066)	(5.99)
Expired	(2,009,933)	(6.07)
Options outstanding at December 31, 2023	17,300,440	7.54
Exercised	(242,000)	(1.66)
Expired	(2,946,023)	(8.57)
Options outstanding at December 31, 2024	14,112,417	7.42
The weighted average remaining contractual life of the options as at December 31, 2024 was 2.62 years (year ended December 31, 2023 — 3.05 years). The weighted average share price, at the time of exercise, for those share options that were exercised during the year ended December 31, 2024 was CAD5.85 per share (year ended December 31, 2023 — CAD6.71).
A summary of the Company’s options as of December 31, 2024 is as follows:

Year of expiry	Number outstanding	Vested	Exercise price per share (CAD)[1]

2025	2,812,000	2,812,000	9.43
2026	2,968,000	2,968,000	7.18
2027	4,231,000	2,820,672	7.12
2028	4,101,417	1,367,146	6.53
	14,112,417	9,967,818	7.71
1.The weighted average exercise price of options that are exercisable is CAD7.71.
CRestricted Share Rights
The Company has a restricted share plan (the “Restricted Share Plan”) whereby the Company may grant RSRs to eligible employees, officers, directors and consultants at an expiry date to be determined by the Board of Directors. Each restricted share right entitles the holder to receive a common share of the Company without any further consideration. The Restricted Share Plan permits the issuance of up to a maximum of 4,500,000 restricted share rights.
During the year ended December 31, 2024, the Company granted 549,500 RSRs with a grant date fair value of $3.1 million, a three year vesting term, and a weighted average grant date fair value of $5.69 per unit. As of December 31, 2024, the Company had 2,446,317 RSRs outstanding.

Sandstorm Gold Ltd.	96	2024 Annual Report

Financial Statements
D Performance Share Rights
On December 12, 2024 the Board of Directors approved the grant of 614,500 performance share rights, subject to shareholder and TSX approval, which is expected in 2025.
E Diluted Earnings Per Share
Diluted earnings per share is calculated based on the following:

In $000s (except for shares and per share amounts)	Year Ended December 31, 2024	Year Ended December 31, 2023

Net income attributable to Sandstorm’s shareholders for the year	$14,293	$41,716

Basic weighted average number of shares	297,489,424	297,406,309
Basic earnings per share	$0.05	$0.14

Effect of dilutive securities
Stock options	305,353	644,651
Restricted share rights	2,058,986	1,940,197
Diluted weighted average number of common shares	299,853,763	299,991,157
Diluted earnings per share	$0.05	$0.14
The following table lists the number of potentially dilutive securities excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares of CAD7.43 during the year ended December 31, 2024 (December 31, 2023 — CAD7.10).

	Year Ended December 31, 2024	Year Ended December 31, 2023

Stock Options	4,254,583	12,896,931
Warrants	87,940	242,000
Restricted Share Rights	30,027	—

Sandstorm Gold Ltd.	97	2024 Annual Report

Financial Statements
F Compañia Minera Caserones
Sandstorm holds a 67.5% interest in CMC, which is incorporated in Chile. Summarized financial information for the Company’s investment in this subsidiary, on a 100% basis and reflecting adjustments made by the Company, including fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies is as follows:

In $000s	At December 31, 2024	At December 31, 2023

Current Assets	$2,750	$2,356
Non-current Assets	71,466	62,852
Total Assets	$74,216	$65,208
Current Liabilities	1,383	767
Non-current Liabilities	—	—
Total Liabilities	$1,383	$767
Net Assets	$72,833	$64,441

	Year Ended December 31, 2024	Year Ended December 31, 2023

Revenue	$11,033	$12,022
Depletion	(3,724)	(4,875)
Administration expenses and other	(7)	(92)
Income tax expense	(3,575)	(4,000)
Total net income and comprehensive income	$3,727	$3,055
Total net income and comprehensive income attributable to non-controlling interests	$1,211	$993
12.Revolving Facility and Deferred Financing Costs
In December 2024, Sandstorm renewed its existing revolving credit agreement allowing the Company to borrow up to $625 million (the “Revolving Facility”) for a four year term, maturing in December 2028.
The Revolving Facility is for general corporate purposes, from a syndicate of banks including The Bank of Nova Scotia, Bank of Montreal, National Bank of Canada, Canadian Imperial Bank of Commerce, and Royal Bank of Canada (“the Syndicate”). The facility matures in December 2028, subject to an extension based on mutual consent of the parties.
The amounts drawn on the Revolving Facility are subject to interest at SOFR plus 1.75%–2.75% per annum, and the undrawn portion of the Revolving Facility is subject to a standby fee of 0.39%–0.62% per annum, both of which are dependent on the Company’s leverage ratio. The Revolving Facility includes sustainability-linked incentive pricing terms that allow Sandstorm to reduce the borrowing costs from the interest rates described earlier as the Company’s performance targets are met.

Sandstorm Gold Ltd.	98	2024 Annual Report

Financial Statements
Sandstorm is required to maintain a leverage ratio of net debt divided by EBITDA (as defined in the Revolving Facility) of less than or equal to 4.00:1.00, and an interest coverage ratio of greater than or equal to 3.00:1.00 for each fiscal quarter.
The Revolving Facility is secured against the Company’s assets, including the Company’s Stream, royalty and other interests and investments. As of December 31, 2024, the Company was in compliance with the covenants and the balance of the Revolving Facility was $355 million.
Deferred financing costs are amortized on a straight-line basis over the term of the Revolving Facility. At December 31, 2024, deferred financing costs, net of accumulated amortization, was $4.0 million (December 31, 2023 — $4.3 million).

13.Administration Expenses
The administration expenses for the Company are as follows:

In $000s	Year Ended December 31, 2024	Year Ended December 31, 2023

Corporate administration	$5,060	$3,643
Employee benefits and salaries	3,910	3,878
Professional fees	2,708	2,375
Depreciation	2,162	589
Administration expenses before share-based compensation	$13,840	$10,485
Equity settled share-based compensation (a non-cash expense)	4,047	3,888
Total administration expenses	$17,887	$14,373
14.Supplemental Cash Flow Information

In $000s	Year Ended December 31, 2024	Year Ended December 31, 2023

Change in non-cash working capital:
Trade receivables and other	$(2,577)	$1,494
Trade payables and other	(1,014)	203
Net (decrease) increase in cash	$(3,591)	$1,697
Significant non-cash transactions:
Financial instrument received on disposal of Stream, royalty and other interests	$—	$122,745
Versamet common shares received in consideration for a convertible debenture payment	14,187	17,249
Versamet common shares received on disposal of Stream, royalty and other interests	—	14,988
Additional disclosure of non-cash transactions is included in notes 5 and 7.

Sandstorm Gold Ltd.	99	2024 Annual Report

Financial Statements
15.Key Management Compensation
The remuneration of directors and those persons having authority and responsibility for planning, directing and controlling activities of the Company are as follows:

In $000s	Year Ended December 31, 2024	Year Ended December 31, 2023

Salaries and benefits	$2,464	$1,630
Share-based payments	4,868	5,116
Total key management compensation expense	$7,332	$6,746
16.Commitments and Contingencies
In connection with its Streams, the Company has committed to purchase the following:

Stream	% of Life of Mine Gold or Relevant Commodity	Per Ounce Cash Payment: lesser of amount below and the then prevailing market price of commodity (unless otherwise noted)

Antamina	1.66%	2.5% of silver spot price
Black Fox[1]	8%	$601
Blyvoor[2]	10%	$572
Bonikro[3]	6%	$400
Cerro Moro[4]	20%	30% of silver spot price
CEZinc[5]	1%	20% of quarterly average zinc spot price
Chapada[6]	4.2%	30% of copper spot price
Entrée[1,7,8]	5.62% on Hugo North Extension and 4.26% on Heruga	Varies
Greenstone[9]	2.375%	20% of gold spot price
Hod Maden[10]	20%	50% of gold spot price until 405,000 ounces of gold have been delivered, then 60% of gold spot price thereafter
Karma	1.625%	20% of gold spot price
Mercedes[11]	14,300 ounces of gold over 52 months and 4.4% thereafter 100% of silver produced beginning in 2028	25% of gold spot price 25% of silver spot price
Platreef[12]	37.5%	Varies
Relief Canyon[13]	44,312 ounces over approximately 8 years and 4% thereafter	Varies
Santa Elena[1]	20%	$482
South Arturo	40% on existing mineralized areas and 20% on new discoveries	20% of silver spot price
Vatukoula[14]	11,022 ounces over 4.5 years and 1.199% – 1.363% thereafter	20% of gold spot price
Woodlawn[15]	Varies	Nil

Sandstorm Gold Ltd.	100	2024 Annual Report

Financial Statements
1.Per ounce cash payment subject to an annual inflationary adjustment.
2.For the Blyvoor Gold Stream, until 300,000 ounces have been delivered, Blyvoor Gold (Pty) Ltd. will deliver 10% of gold production until 16,000 ounces have been delivered in the calendar year, then 5% of the remaining production for that calendar year. Following the Initial Blyvoor Delivery Threshold, Sandstorm will receive 0.5% of gold production on the first 100,000 ounces in a calendar year until a cumulative 10.32 million ounces of gold have been produced. Under the Stream agreement Sandstorm will make ongoing payments at the lesser of $572 per ounce delivered and the gold market price on the business day immediately preceding the date of delivery.
3.For the Bonikro Gold Stream, Sandstorm will receive 6% of gold produced at the mine until 39,000 ounces of gold are delivered, then 3.5% of gold produced until 61,750 cumulative ounces of gold have been delivered, then 2% thereafter. The Company is entitled to minimum annual deliveries of 4,000–6,000 ounces in the 2024–2026 period and 2,000–3,000 ounces in the 2027–2029 period. Under the Stream agreement Sandstorm will make ongoing payments at the lesser of $400 per ounce delivered and the gold market price on the business day immediately preceding the date of delivery.
4.Under the terms of the Cerro Moro silver stream, Sandstorm has agreed to purchase an amount of silver from Cerro Moro equal to 20% of the silver produced (up to an annual maximum of 1.2 million ounces of silver), until 7.0 million ounces of silver have been delivered to Sandstorm; then 9.0% of the silver produced thereafter.
5.For the CEZinc zinc stream, the Company has committed to purchase 1.0% of the zinc produced until the later of June 30, 2030 or delivery of 68.0 million pounds of zinc under the contract.
6.For the Chapada copper stream, the Company has committed to purchase an amount equal to 4.2% of the copper produced (up to an annual maximum of 3.9 million pounds of copper) until the mine has delivered 39 million pounds of copper to Sandstorm; then 3.0% of the copper produced until, on a cumulative basis, the mine has delivered 50 million pounds of copper to Sandstorm; then 1.5% of the copper produced thereafter, for the life of the mine.
7.For the Entrée Gold Stream, after approximately 8.6 million ounces of gold have been produced from the joint venture property, the price increases from $220 per gold ounce to $500 per gold ounce. For the Entrée silver stream, the purchase price is the lesser of the prevailing market price and $5 per ounce of silver until 40.3 million ounces of silver have been produced from the entire joint venture property. Thereafter, the purchase price will increase to the lesser of the prevailing market price and $10 per ounce of silver. For the Entrée Gold and silver stream, percentage of life of mine is 5.62% on Hugo North Extension and 4.26% on Heruga if the minerals produced are contained below 560 metres in depth. For the Entrée Gold and silver stream, percentage of life of mine is 8.43% on Hugo North Extension and 6.39% on Heruga if the minerals produced are contained above 560 metres in depth.
8.For the Entrée copper stream, the Company has committed to purchase an amount equal to 0.42% of the copper produced from the Hugo North Extension and Heruga deposits. If the minerals produced are contained above 560 metres in depth, then the commitment increases to 0.62% for both the Hugo North Extension and Heruga deposits. Sandstorm will make ongoing per pound cash payments equal to the lesser of $0.50 and the then prevailing market price of copper, until 9.1 billion pounds of copper have been produced from the entire joint venture property. Thereafter, the ongoing per pound payments will increase to the lesser of $1.10 and the then prevailing market price of copper.
9.For Greenstone, the Gold Stream on the project is for 2.375% of gold production from the Greenstone Mine until 120,333 ounces of gold have been delivered, then 1.583% thereafter. In addition to the ongoing payments of 20% of the spot price of gold and to the extent the costs are incurred by the Greenstone Mine, Sandstorm will pay $30 per ounce to fund mine-level environmental and social programs.
10.Under the Hod Maden Gold Stream, Sandstorm will receive 20% of all gold produced from Hod Maden (on a 100% basis) and will make ongoing payments of 50% of the gold spot price until 405,000 ounces of gold are delivered (the "Delivery Threshold"). Once the Delivery Threshold has been reached, Sandstorm will receive 12% of the gold produced for the life of the mine for ongoing payments of 60% of the gold spot price.
11.Under the terms of the amended Mercedes Gold Stream, the Company will have the right to purchase 275 ounces per month through April 2028 and thereafter 4.4% of the gold produced from the Mercedes Mine for ongoing per ounce cash payments equal to 25% of the spot price of gold. Under the terms of the amended Mercedes silver stream, beginning in May 2028, the Company is entitled to purchase 100% of silver produced, the cost of which is 25% of the spot price of silver.
12.Under the terms of the Platreef Gold Stream, the Company has the right to purchase 37.5% of gold produced until 131,250 gold ounces have been delivered, 30% until an aggregate of 256,980 ounces of gold are delivered, and 1.875% thereafter if certain conditions are met. In calculating gold deliveries owing under the Stream, a fixed payability factor of 80% is applied to all gold production. Until 256,980 ounces have been delivered, Sandstorm will make ongoing payments equal to the lesser of $100 per ounce of gold and the gold market price on the business day immediately preceding the date of delivery. After 256,980 ounces have been delivered, Sandstorm will make ongoing payments of 80% of the spot price of gold for each ounce delivered.
13.For the Relief Canyon Stream, fixed ounce entitlement includes additional Stream funding advanced in 2023 and 2024. Beginning on the fifth anniversary of the start of the fixed deliveries, the Company is entitled to purchase 4.0% of the gold and silver produced from the Relief Canyon Mine for ongoing per ounce cash payments equal to 30%-65% of the spot price of gold or silver, with the range dependent on the concession's existing royalty obligations.
14.Under the terms of the amended Vatukoula Gold Stream, the Company is entitled to fixed deliveries totaling 11,022 gold ounces (the cost of which is 20% of the spot price) after January 1, 2023 (the "Vatukoula Fixed Delivery Period"). Following the Vatukoula Fixed Delivery Period, the Company is entitled to purchase 1.363% for the first 100,000 ounces of gold produced in a calendar year, and 1.199% for the volume of production above 100,000 ounces, with both variable delivery rates subject to upward adjustment depending on the final scale of the Company's investment in the Vatukoula Gold Stream.
15.For the Woodlawn silver stream, Sandstorm has agreed to purchase an amount of silver equal to 80% of payable silver produced. Deliveries under the Woodlawn silver stream are capped at AUD27 million. In addition, the Company holds a second stream at Woodlawn under which the operator has agreed to pay Sandstorm AUD1.0 million for each 1Mt of tailings ore processed at Woodlawn, subject to a cumulative cap of AUD10 million.

Sandstorm Gold Ltd.	101	2024 Annual Report

Financial Statements
Contractual obligations related to bank debt, interest and leases on an undiscounted basis are as follows:

In $000s	Total	Less than one year	1–3 years	4–5 years	More than 5 years

Bank debt[1]	$355,000	$—	$—	$355,000	$—
Estimated Interest[2,3]	50,302	21,257	24,970	4,075	—
Leases[4]	21,910	2,533	4,288	4,047	11,042
Total[3]	$427,212	$23,790	$29,258	$363,122	$11,042
1.As at December 31, 2024, the Company had $355 million drawn and outstanding on the Revolving Facility. The repayment date in the table above reflects the full term of the facility which matures on December 9, 2028, assuming no extension periods and no optional prepayments.
2.The amounts drawn on the Revolving Facility are subject to an interest rate of SOFR plus 1.75%–2.75% per annum, and the undrawn portion of the Revolving Facility is subject to a standby fee of 0.39% - 0.62% per annum, both of which are dependent on the terms of the Revolving Facility and the Company's leverage ratio. The interest charges in the table above and in footnote 3 have been estimated based on assumptions of the Company’s future leverage ratio. The Revolving Facility incorporates sustainability-linked incentive pricing terms that allow the Company to reduce the borrowing costs from the interest rates described above as the Company's targets are met. The interest charges have been estimated based on the assumption that the Company will continue with the same pricing adjustment to the debt maturity date. As the applicable interest rate is floating in nature, the interest charges are estimated based on market forward interest rate curves at the end of the reporting period.
3.Estimated interest in the table above has been calculated on the basis that the Company makes estimated principal prepayments of approximately $80- $95 million annually in accordance with its current forecasts over the term of the facility. If no prepayments are made and the entire balance outstanding as of December 31, 2024 is repaid at maturity, total interest expense would be $89.8 million with $23.1 million due in less than one year, $45.4 million in 1-3 years and $21.3 million in 4-5 years. With those resulting figures, total contractual obligations including debt, interest and lease payments would be $466.8 million; $25.7 million in less than 1 year, $49.7 million in 1-3 years, $380.4 million in 4-5 years and $11.0 million in more than 5 years.
4.The table above reflects the future minimum lease payments for the Company's leases related to offices in Vancouver, BC that have commenced. The above table reflects lease payments due from January 2025 to May 2035 and does not include expected sublease income.

As previously disclosed, Sandstorm became aware that a third party commenced legal proceedings against it in a Brazilian court. The proceedings involve severance owed to former employees of Colossus Mineração Ltda., a Brazilian subsidiary company of Colossus Minerals Inc. (an entity with which Sandstorm entered into a Stream). Since these severance claims, estimated to be approximately $8 million, remain outstanding, the claimants are seeking to recoup their claims from Sandstorm. Sandstorm intends on defending itself as it believes the case is without merit.
Across its current streaming agreements, the Company has committed, subject to certain conditions and the partners' continued good standing, to provide up to a maximum of $7.6 million in financing annually over the next three years, if required.
In addition to its current leased office space, the Company is party to a 15-year lease for office space which has not yet commenced. The Company has entered into agreements to fully sublet the space upon commencement. Under the terms of this agreement the minimum lease payments for the entire space, including the sublet areas, total approximately $25 million over the 15-year term.

Sandstorm Gold Ltd.	102	2024 Annual Report

Financial Statements
17.Segmented Information
The Company’s reportable operating segments, which are components of the Company’s business where separate financial information is available and which are evaluated on a regular basis by the Company’s Chief Executive Officer, who is the Company’s chief operating decision maker, for the purpose of assessing performance, are summarized in the tables below:
For the year ended December 31, 2024:

In $000s	Product	Sales	Royalty revenue	Cost of sales excluding depletion	Depletion	Loss (gain) on disposal and impairment of Stream, royalty and other interests	Income (loss) before taxes	Cash flows from operating activities

Antamina, Peru	Copper, Other[1]	$–	$2,932	$–	$2,783	$–	$149	$3,832
	Silver	5,021	154	129	2,501	–	2,545	5,046
Aurizona, Brazil	Gold	–	8,566	–	274	–	8,292	8,216
Blyvoor,South Africa	Gold	4,874	–	1,178	1,160	–	2,536	3,719
Bonikro, Côte d'Ivoire	Gold	16,932	–	2,894	7,648	–	6,390	14,513
Caserones, Chile	Copper	–	11,033	–	3,724	–	7,309	7,762
Cerro Moro, Argentina	Silver	16,224	–	4,881	6,729	–	4,614	11,343
Chapada, Brazil	Copper	14,903	–	4,489	2,690	–	7,724	10,415
Fruta del Norte, Ecuador	Gold	–	9,899	–	1,919	–	7,980	6,001
Greenstone, Canada	Gold	5,025	–	1,056	1,527	–	2,442	3,893
Houndé, Burkina Faso	Gold	–	5,844	–	1,594	–	4,250	4,909
Mercedes, Mexico	Gold, Silver[2]	9,478	–	2,124	4,561	404	2,389	7,514
Relief Canyon, United States	Gold	20,786	–	–	10,491	–	10,295	20,786
Vale Royalties, Brazil	Iron Ore	–	5,792	–	2,424	–	3,368	5,391
Other[3]	Gold	8,464	18,337	2,056	4,894	(139)	19,990	20,202
	Copper, Other	6,035	5,984	1,187	5,389	3,424	2,019	11,335
Total Segments		$107,742	$68,541	$19,994	$60,308	$3,689	$92,292	$144,877
Corporate:
Administration and Project evaluation expenses		$–	$–	$–	$–	$–	$(24,950)	$(16,459)
Loss on revaluation of investments		–	–	–	–	–	(4,628)	–
Finance expense		–	–	–	–	–	(35,028)	–
Other		–	–	–	–	–	1,848	6,960
Total Corporate		$–	$–	$–	$–	$–	$(62,758)	$(9,499)
Consolidated		$107,742	$68,541	$19,994	$60,308	$3,689	$29,534	$135,378
1.Royalty revenue from Antamina consists of $2.2 million from copper and $0.7 million from other base metals.
2.Sales revenue from Mercedes consists of $9.2 million from gold and $0.3 million from silver.
3.Where a Stream, royalty and other interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and represents an interest on gold, silver or other metal, the interest has been summarized under Other. Other includes Vatukoula, Highland Valley (disposed of during the year ended December 31, 2024), Black Fox, CEZinc, Gualcamayo and others. Includes revenue from Stream, royalty and other interests located in Canada of $22.9 million, Mexico of $1.5 million, Brazil of $2.8 million, Türkiye of $5.5 million, Argentina of $3.2 million and other of $2.9 million. Includes revenue from gold of $26.8 million, copper of $3.1 million, diamonds of $2.0 million and other base metals of $6.9 million.

Sandstorm Gold Ltd.	103	2024 Annual Report

Financial Statements
For the year ended December 31, 2023:

In $000s	Product	Sales	Royalty revenue	Cost of sales excluding depletion	Depletion	Contractual income from Stream, royalty and other interests	Loss (gain) on disposal and impairment of Stream, royalty and other interests	Income (loss) before taxes	Cash flows from operating activities

Antamina, Peru	Copper, Other[1]	$–	$12,040	$–	$7,215	$–	$2,039	$2,786	$11,455
	Silver	2,222	547	55	1,361	–	–	1,353	2,714
Aurizona, Brazil	Gold	–	9,825	–	492	–	–	9,333	9,025
Blyvoor, South Africa	Gold	4,431	–	1,313	1,225	–	–	1,893	2,994
Bonikro, Côte d'Ivoire	Gold	9,223	–	1,919	4,956	–	–	2,348	7,619
Caserones, Chile	Copper	–	12,022	–	5,832	–	–	6,190	8,365
Cerro Moro, Argentina	Silver	26,197	–	7,853	10,753	–	–	7,591	18,345
Chapada, Brazil	Copper	13,469	–	4,074	2,761	–	–	6,634	9,395
Fruta del Norte, Ecuador	Gold	–	7,722	–	2,098	–	–	5,624	5,434
Houndé, Burkina Faso	Gold	–	5,731	–	1,835	–	–	3,896	4,474
Mercedes, Mexico	Gold, Silver[2]	24,757	–	2,258	15,787	–	–	6,712	24,511
Relief Canyon, United States	Gold	9,396	–	–	4,731	–	–	4,665	9,395
Vale Royalties, Brazil	Iron Ore	–	5,988	–	2,426	–	–	3,562	5,005
Other[3]	Gold	11,412	10,790	3,054	6,790	(11,810)	940	23,228	30,068
	Copper, Other	5,477	8,387	1,151	7,075	–	(3,301)	8,939	12,644
Total Segments		$106,584	$73,052	$21,677	$75,337	$(11,810)	$(322)	$94,754	$161,443
Corporate:
Administration and Project evaluation expenses		$–	$–	$–	$–	$–	$–	$(21,526)	$(13,321)
Gain on revaluation of investments		–	–	–	–	–	–	15,671	–
Finance expense		–	–	–	–	–	–	(39,515)	(115)
Other		–	–	–	–	–	–	(2,472)	4,747
Total Corporate		$–	$–	$–	$–	$–	$–	$(47,842)	$(8,689)
Consolidated		$106,584	$73,052	$21,677	$75,337	$(11,810)	$(322)	$46,912	$152,754
1.Royalty revenue from Antamina consists of $9.1 million from copper and $2.9 million from other base metals.
2.Sales revenue from Mercedes consists of $21.8 million from gold and $3.0 million from silver.
3.Where a Stream, royalty and other interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and represents an interest on gold, silver or other metal, the interest has been summarized under Other. Other includes Vatukoula, Highland Valley (disposed of during the year ended December 31, 2024), Black Fox, CEZinc, Gualcamayo and others. Includes revenue from Stream, royalty and other interests located in Canada of $23.3 million, Mexico of $3.6 million, Brazil of $0.6 million, Türkiye of $4.2 million, Argentina of $0.7 million and other of $3.7 million. Includes revenue from gold of $22.2 million, other base metals of $5.9 million, diamonds of $3.3 million and copper of $4.7 million. Contractual income from Stream, royalty and other interests includes a one-time contractual payment of $10.0 million received related to the Mt. Hamilton royalty.

Sandstorm Gold Ltd.	104	2024 Annual Report

Financial Statements
Total assets as of:

In $000s	December 31, 2024	December 31, 2023

Antamina	$179,564	$185,748
Aurizona	10,129	10,053
Blyvoor	103,160	104,380
Bonikro	22,063	30,035
Caserones	74,216	77,540
Cerro Moro	8,487	15,217
Chapada	41,205	43,895
Fruta del Norte	26,341	26,761
Greenstone	105,789	107,234
Hod Maden	207,007	206,996
Horne 5	78,934	78,934
Houndé	26,454	28,341
Hugo North Extension and Heruga	35,388	35,358
Mercedes	28,482	52,132
Platreef	187,000	187,000
Relief Canyon	20,088	20,074
Vale Royalties	111,556	114,529
Other[1]	242,616	255,276
Total Segments	$1,508,479	$1,579,503
Corporate:
Cash and cash equivalents	$4,395	$5,003
Investments	235,671	258,874
Other assets[2]	101,639	88,046
Total Corporate	$341,705	$351,923
Consolidated	$1,850,184	$1,931,426
1.Where a Stream, royalty and other interest represents less than 10% of the Company's sales, gross margin or aggregate asset book value and represents an interest on gold, silver or other metal, the interest has been summarized under Other. Includes Vatukoula, Black Fox, Highland Valley (disposed of during the year ended December 31, 2024), Cortez Complex (Robertson Deposit), CEZinc, Gualcamayo, Lobo-Marte and others.
2.Includes Versamet and Horizon Copper investments in associates.

Sandstorm Gold Ltd.	105	2024 Annual Report

Financial Statements
Non-current assets by geographical region as of:

In $000s	December 31, 2024[1]	December 31, 2023[1]

North America
Canada	$280,132	$304,169
Mexico	30,904	54,344
USA	75,812	75,836
South & Central America
Peru	$192,646	$186,339
Brazil	177,183	180,380
Chile	73,926	77,650
Argentina	40,472	47,750
Ecuador	23,241	25,161
French Guiana	5,154	5,160
Africa
South Africa	$292,298	$293,562
Burkina Faso	29,285	34,135
Côte d'Ivoire	22,063	28,869
Other
Türkiye	$209,162	$210,162
Mongolia	36,031	36,001
Australia	16,105	16,177
Fiji	13,203	13,622
Other	42	298
Consolidated	$1,517,659	$1,589,615
1.Includes Stream, royalty and other interests and Other long-term assets.
18.Subsequent Event
Subsequent to year-end, the Company executed an option agreement with Vatukoula Gold Mines PTE Limited’s (“VGML”) Vatukoula mine. Under the terms of the agreement, Sandstorm received $4 million in cash in return for an option allowing VGML to repurchase the gold stream. If VGML or its affiliates make an additional cash payment of $10 million in the first quarter of 2025 and comply with customary conditions, Sandstorm will terminate its stream and royalty interests on the property.

Sandstorm Gold Ltd.	106	2024 Annual Report